FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 1994


                                             REGISTRATION STATEMENT NO. 33-51023
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                       AMPAL-AMERICAN ISRAEL CORPORATION
             (Exact name of registrant as specified in its charter)

              NEW YORK                                612                                13-0435685
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)         Classification Code Number)               Identification No.)

                          1177 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 782-2100
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               LAWRENCE LEFKOWITZ
                                   PRESIDENT
                       AMPAL-AMERICAN ISRAEL CORPORATION
                          1177 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 782-2100
           (Name, address, including zip code, and telephone number,
             including area code, of agent for service of process)
                            ------------------------
                                   COPIES TO:

       HERBERT KRONISH, ESQ.                         RICHARD H. GILDEN, ESQ.
  KRONISH, LIEB, WEINER & HELLMAN                  FULBRIGHT & JAWORSKI L.L.P.
    1114 AVENUE OF THE AMERICAS                          666 FIFTH AVENUE
   NEW YORK, NEW YORK 10036-7798                  NEW YORK, NEW YORK 10103-3198

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

     If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       AMPAL-AMERICAN ISRAEL CORPORATION

                             CROSS REFERENCE SHEET
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                    REQUIRED BY ITEMS IN PART I OF FORM S-2

                  ITEM OF FORM S-2                LOCATION IN PROSPECTUS
          ---------------------------------  ---------------------------------
Item 1.   Forepart of the Registration
            Statement and Outside Front
            Cover Page of Prospectus.......  Forepart of the Registration
                                               Statement and Outside Front
                                               Cover Page of Prospectus
Item 2.   Inside Front and Outside Back
            Cover Pages of Prospectus......  Inside Front and Outside Back
                                               Cover Pages of Prospectus;
                                               Available Information;
                                               Incorporation by Reference
Item 3.   Summary Information, Risk Factors
            and Ratio of Earnings to Fixed
            Charges........................  Prospectus Summary; The Company;
                                               Special Considerations;
                                               Management's Discussion and
                                               Analysis of Financial Condition
                                               and Results of Operations;
                                               Conditions in Israel
Item 4.   Use of Proceeds..................  Use of Proceeds; Management's
                                               Discussion and Analysis of
                                               Financial Condition and Results
                                               of Operations
Item 5.   Determination of Offering
            Price..........................  Underwriting
Item 6.   Dilution.........................  *
Item 7.   Selling Security Holders.........  *
Item 8.   Plan of Distribution.............  Underwriting
Item 9.   Description of Securities to be
            Registered.....................  Outside Front Cover Page of
                                               Prospectus; Description of
                                               Securities
Item 10.  Interests of Named Experts and
            Counsel........................  Legal Matters; Experts
Item 11.  Information with Respect to
            Registrant.....................  Prospectus Summary; The Company;
                                               Special Considerations; Use of
                                               Proceeds; Capitalization; Price
                                               Range of Class A Stock;
                                               Dividend Policy; Selected
                                               Consolidated Financial Data;
                                               Management's Discussion and
                                               Analysis of Financial Condition
                                               and Results of Operations;
                                               Business; Conditions in Israel;
                                               Tax Information; Management;
                                               Certain Transactions;
                                               Description of Securities;
                                               Index to Financial Statements
Item 12.  Incorporation of Certain
            Information by Reference.......  Incorporation by Reference
Item 13.  Disclosure of Commission Position
            on Indemnification for
            Securities Act Liabilities.....  *

- ---------------

* Not applicable or answer is in the negative.

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with a United States offering (the "U.S. Prospectus") and one to be used in connection with the concurrent international offering (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical in all respects except for the front and back cover pages. The U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from those in the U.S. Prospectus. Each of the pages for the International Prospectus included herein has been labelled "Alternate Page for International Prospectus." Final forms of each Prospectus, if required, will be filed with the Securities and Exchange Commission under Rule 424(b).

                 Subject to Completion, dated January 24, 1994

PROSPECTUS
                                4,000,000 UNITS
                       AMPAL-AMERICAN ISRAEL CORPORATION

                     4,000,000 SHARES OF CLASS A STOCK WITH
                  4,000,000 REDEEMABLE CLASS A STOCK WARRANTS
                            ------------------------

    Each Unit consists of one share of Class A Stock, par value $1.00 per share (the "Class A Stock"), of Ampal-American Israel Corporation ("Ampal") and one
redeemable warrant to purchase one share of Ampal's Class A Stock at $    per
share (a "Warrant"). Of the 4,000,000 Units offered hereby,           Units are
being offered initially in the United States by the U.S. Underwriters and
          Units are being offered initially outside the United States by the International Managers (subject to transfers between the U.S. Underwriters and the International Managers). Such offerings are referred to collectively as the "Offerings." The offering price and underwriting discounts and commissions per Unit are identical for both Offerings. See "Underwriting."

    The Class A Stock and Warrants will not be separately transferable prior to
           , 1994 or such earlier date as may be determined by the Representatives of the U.S. Underwriters and International Managers of the concurrent international offering. See "Description of Securities."

    The Warrants are exercisable at any time from the time the Warrants are
separately transferable until            , 1999. The Warrants are callable by
Ampal, in whole or in part, from and after            , 1996, without payment to
the holder. See "Description of Securities."


    The Class A Stock is traded on the American Stock Exchange (the "AMEX") under the symbol "AIS.A." The closing price of Ampal's Class A Stock on January 20, 1994 was $12.50. See "Price Range of Class A Stock." The Units and Warrants have been authorized for listing on the AMEX, subject to official notice of issuance.


    The holders of Class A Stock are entitled to one vote per share on all matters voted upon by shareholders and, voting as a class, have the right to elect 25% of the Board of Directors of Ampal. The Class A Stock has certain rights to dividends before dividends may be paid on Ampal's common stock. The dividend, voting and certain other rights of the Class A Stock are subject to certain rights of the holders of Ampal's preferred stock. The Class A Stock has no conversion, redemption or preemptive rights. All of Ampal's outstanding common stock and a majority of the outstanding Class A Stock are owned by Bank Hapoalim B.M. For a more complete description of Ampal's capital stock see "Description of Securities."

                            ------------------------

  INVESTORS SHOULD CAREFULLY CONSIDER CERTAIN SPECIAL FACTORS RELATING TO THE
                                     COMPANY.
                         SEE "SPECIAL CONSIDERATIONS."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                 PRICE TO              UNDERWRITING DISCOUNTS            PROCEEDS TO
                                                  PUBLIC                 AND COMMISSIONS(1)               COMPANY(2)
Per Unit...............................             $                            $                            $
Total(3)...............................             $                            $                            $

(1) Ampal has agreed to indemnify the U.S. Underwriters and International Managers against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses of the Offerings, estimated at $          ,
    payable by Ampal.
(3) Ampal has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days of the date hereof, to purchase up to 500,000 additional Units solely to cover over-allotments. If such options are exercised in full, the total "Price to Public," "Underwriting Discounts
    and Commissions" and "Proceeds to Company" will be $          , $
    and $          , respectively. See "Underwriting."

                            ------------------------


    The Units offered by this Prospectus are offered by the U.S. Underwriters, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of the Units will be made at the offices of Lehman Brothers Inc., New York, New York on or about February , 1994.

                            ------------------------
LEHMAN BROTHERS
                            OPPENHEIMER & CO., INC.
                                                        FURMAN SELZ INCORPORATED

JANUARY  , 1994


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

[Photograph: Moriah Eilat Hotel]               [Photograph: Moriah Plaza Hotel,
                                                         Tel Aviv]



          [Photograph: Coral World - Red Sea underwater observatory]




     IN CONNECTION WITH THESE OFFERINGS, THE U.S. UNDERWRITERS AND THE INTERNATIONAL MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE UNITS, THE CLASS A STOCK AND/OR THE WARRANTS OF AMPAL AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     OFFERS AND SALES OF THE UNITS IN THE UNITED KINGDOM, AND ADVERTISEMENTS IN CONNECTION THEREWITH, ARE SUBJECT TO CERTAIN RESTRICTIONS.

     All references in this Prospectus to dollars ($) are to U.S. dollars and to NIS are to New Israeli Shekels. On December 31, 1992 and September 30, 1993 the exchange rates between the U.S. dollar and NIS were $1.00 = NIS 2.764 and $1.00 = NIS 2.864, respectively. See Note 1 of the Notes to Consolidated Financial Statements of Ampal for a description of foreign currency translations.

[Photograph: Pri Ha'emek - a major             [Photograph: Granite Hacarmel,
Israeli food processor (products)]             a leading Israeli distributor
                                               of refined petroleum products
                                               (plant)]



[Photograph: Industrial Buildings -
Israel's largest owner/lessor of
industrial properties (buildings)]

                                                [Photograph: Bay Heart -
                                                Shopping mall, located in
                                                Haifa, Israel's third largest
                                                city (interior of building)]
[Photograph: (building site)]

                [Photograph: Ampal Subsidiaries -
                Commercial Real Estate (buildings)]



                [Photograph: Orlite Engineering -
                Composite material products for
                military and civilian applications
                (products)]



                [Photograph: Paradise Matresses -
                Mattresses and beds (products)]



                [Photograph: Carmel Containers -
                An Israeli leader in packaging
                products (products)]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the information and financial statements and notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated (a) the information in the Prospectus does not give effect to the over-allotment options granted to the U.S. Underwriters and the International Managers and (b) all references herein to "Ampal" refer to Ampal-American Israel Corporation and to "Company" include Ampal and its subsidiaries and Ophir Holdings Ltd. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

                                  THE COMPANY

     The Company acquires interests in businesses located in the State of Israel or that are Israel-related. An important objective of Ampal is to make investments in companies that take advantage of growth in Israel's domestic economy. The Company has diversified interests in the following sectors: hotels and leisure-time, real estate, energy distribution, basic industry and high technology and communications. Ampal generally seeks to acquire and maintain a sufficient equity interest in a company to permit it, on its own or with investment partners, to have a significant influence in the management and operation of that company. Ampal usually makes investments with or through affiliated companies. In determining whether to acquire an interest in a specific company, the Company considers quality of management, qualifications of investment partners, potential return on investment, projected cash flow, market share and growth potential.

     The Company emphasizes long-term appreciation over short-term returns and liquidity. The Company often makes equity investments accompanied by more significant loans or loan guarantees with the intention that cash flow from operations of the investee companies will repay these loans. The Company believes that recent progress in peace negotiations between Israel, the Palestinians and certain Arab states may improve the economic climate in the region, benefit the Company's investees and create additional investment opportunities.

     Between January 1 and November 1, 1993, the Company acquired interests in five companies (including additions to existing holdings) for an aggregate of $60.7 million (including an investment of approximately $50 million by Ophir Holdings Ltd. in Industrial Buildings Corporation Ltd. (Mivnei Taasiya Ltd.)). See "The Company--Recent and Pending Transactions." The following table sets forth certain information with respect to the Company's principal holdings:

                                                                                     AGGREGATE CARRYING      AGGREGATE QUOTED
                                                                                        VALUE AS OF           MARKET VALUE OF
                                                              NUMBER OF PUBLIC    SEPTEMBER 30, 1993(1)(2)  HOLDINGS IN PUBLIC
                                          NUMBER OF NON-        COMPANIES(3)      ------------------------    COMPANIES AS OF
                                        PUBLIC COMPANIES AS         AS OF         NON-PUBLIC     PUBLIC         NOVEMBER 1,
                                        OF NOVEMBER 1, 1993   NOVEMBER 1, 1993     COMPANIES    COMPANIES       1993(2)(4)
                                        -------------------  -------------------  -----------  -----------  -------------------
                                                                                                 (IN THOUSANDS)
Hotels and Leisure-Time...............               3               --            $  27,565    $  --            $  --
Real Estate, Finance and Other
Holdings..............................              10                1               73,668       50,617           60,786
Energy Distribution...................          --                    1               --           31,242           52,416
Basic Industry........................               3                2                7,407        5,291           10,754
High Technology and Communications....               2                3                4,241       15,321           62,731

- ---------------

(1) Carrying value does not reflect shareholders' loans to the Company's affiliates. For selected financial information regarding certain of the Company's holdings, see "Business." Carrying values of investments held by Ophir Holdings Ltd. are shown without deduction for minority interests.

(2) Does not give effect to the November 1993 private placement of shares of Ophir Holdings Ltd. and its consequent deconsolidation. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Results of Operations" and "Business."

(3) Shares traded in public securities markets in the United States or Israel.

(4) Based on closing sale price (or if none, the last quoted price) as reported on the Tel Aviv Stock Exchange ("TASE"), except for Teledata Communication Ltd. and Mercury Interactive Corporation whose market values are based on the closing sale price of such companies' shares as quoted on the NASDAQ NMS, Idan Software Industries I.S.I. Ltd. whose market value is based on the mean between the bid and ask prices of its shares as quoted on NASDAQ and Carmel Container Systems, Ltd. whose market value is based on the closing sale price of its shares as quoted on the AMEX. For those securities traded in Israel, aggregate quoted market value is based upon an exchange rate of $1.00 = NIS 2.934. Aggregate dollar values shown do not necessarily reflect the values the Company would receive if it were to dispose of its holdings.

     Bank Hapoalim B.M. ("Hapoalim"), the largest bank in Israel, is Ampal's controlling shareholder and principal lender. As of September 30, 1993, Hapoalim held 64.7% of the Class A Stock (assuming conversion in full of Ampal preferred stock held by Hapoalim) and 100% of the common stock of Ampal ("Common Stock"). The Company has been, and may continue to be, a party to joint transactions with companies affiliated with or related to Hapoalim. Pending Israeli legislation may require Hapoalim to substantially reduce its percentage shareholdings in Ampal. Ampal and Hapoalim have agreed not to offer, sell or otherwise dispose of any shares of Class A Stock for a period of 180 days after the date of this Prospectus. See "Special Considerations--Concentration of Ownership; Potential Change in Control," "Certain Transactions," "Conditions in Israel" and "Underwriting."

                             SPECIAL CONSIDERATIONS

     The Company's principal holdings are located in Israel. For a discussion of certain factors concerning the State of Israel and its economic, political and military situation and certain other considerations affecting the Company, see "Special Considerations" and "Conditions in Israel."

                                 THE OFFERINGS


Securities Offered............  4,000,000 Units (4,500,000 Units if the U.S.
                                  Underwriters' and International Managers' over-allotment options are exercised in full), each Unit consisting of one share of Class A Stock and one Warrant to purchase one share of Class A Stock. The Class A Stock and Warrants included in the Units will not be separately transferable until
                                               , 1994 or such earlier date as
                                  may be determined by the Representatives of the U.S. Underwriters and International Managers.
Class A Stock Outstanding(1)



  Prior to the Offerings......  16,077,044

  Following the Offerings.....  20,077,044
Use of Proceeds...............  Financing of future acquisitions, additions to existing holdings and other working capital and general corporate purposes, including early redemptions of outstanding Ampal debentures. See "Use of Proceeds."

Listing/Trading...............  The Class A Stock trades on the AMEX under the symbol "AIS.A." The Units and the Warrants
                                  have been authorized for listing on the
                                  AMEX, subject to official notice of
                                  issuance.
AMEX Symbol for the Units.....  "AIS.E"
AMEX Symbol for the
  Warrants....................  "AIS.WS"

Warrants
  Exercise Price..............  Each Warrant entitles the holder to purchase
                                  one share of Class A Stock at $          per
                                  share in cash, subject to adjustment. See
                                  "Description of Securities--Warrants."
  Exercise Period.............  Commencing on the date the Warrants are separately transferable until five years from the date of issue, unless earlier called by Ampal. See "Description of
                                  Securities--Warrants."
  Call Provision..............  Callable by Ampal, on not less than 30 days notice, in whole or in part, on or after two years from the date of issuance without payment to the holder. See "Description of Securities-- Warrants."

- ---------------

(1) Assuming no conversion of outstanding Preferred Stock on and after January 20, 1994. On January 20, 1994, 4,641,292 shares of Class A Stock were issuable upon conversion of Preferred Stock outstanding.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                            PRO FORMA
                                                                                                           YEAR ENDED
                                                                                        NINE MONTHS         DECEMBER
                                           YEAR ENDED DECEMBER 31,                  ENDED SEPTEMBER 30,      31,(1)
                           -------------------------------------------------------  --------------------  -------------
                              1988        1989      1990(2)     1991       1992       1992       1993         1992
                           ----------  ----------  ---------  ---------  ---------  ---------  ---------  -------------
STATEMENT OF INCOME DATA:
  Equity in earnings of
    affiliates and others  $    9,641  $    8,002  $   5,725  $   5,593  $  11,195  $   6,548  $   7,599    $  12,061
  Total revenues.........     141,545     127,537    110,401     71,519     85,302     71,800     53,145       75,822
  Net income (loss)......       5,405(3)    1,509      1,116      1,126(4)  10,324      9,941     (1,632)(5)    8,169
  Earnings (loss) per
    Class A share(6).....        $.23(3)     $.06       $.05      $.05(4)     $.44       $.42      $(.07)(5)     $.34
  Weighted average number
    of Class A shares
    outstanding..........      20,837      20,773     20,718     20,717     20,717     20,717     20,717       20,717
BALANCE SHEET DATA (AT
  PERIOD END):
  Cash and cash
    equivalents..........  $   36,194  $   20,582  $  17,971  $   7,515  $   9,698  $   6,995  $   2,036
  Investments............      55,551      61,186     63,918     67,627    109,912    102,681    162,481
  Total assets...........   1,179,750   1,100,756    436,024    404,466    333,267    345,606    370,458
  Total liabilities and
    minority interests...   1,071,218     992,429    327,177    295,048    214,065    226,788    255,132
  Total shareholders'
    equity...............     108,532     108,327    108,847    109,418    119,202    118,818    115,326

                              PRO FORMA
                           NINE MONTHS ENDED
                           SEPTEMBER 30,(1)
                           -----------------
                                 1993
                           -----------------
STATEMENT OF INCOME DATA:
  Equity in earnings of
    affiliates and others      $   4,445
  Total revenues.........         49,137
  Net income (loss)......         (2,374)
  Earnings (loss) per
Class A share(6).........          $(.10)
  Weighted average number
    of Class A shares
    outstanding..........         20,717
BALANCE SHEET DATA (AT
  PERIOD END):
  Cash and cash
    equivalents..........  $       2,036
  Investments............        110,485
  Total assets...........        317,833
  Total liabilities and
    minority interests...        200,354
  Total shareholders'
    equity...............        117,479

- ---------------
(1) Gives effect to the deconsolidation of Ophir Holdings Ltd. and to the acquisition by Ophir Holdings Ltd. of an interest in Industrial Buildings Corporation Ltd. (Mivnei Taasiya Ltd.) as if such transactions occurred at the beginning of each such period, with respect to the pro forma information for the year ended December 31, 1992, and January 1, 1993. The pro forma balance sheet information gives effect to these transactions as if they occurred on September 30, 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations," "Business" and the Pro Forma Consolidated Financial Statements presented elsewhere in this Prospectus.

(2) Prior to 1989, Ampal was primarily engaged in making loans to businesses in Israel through its industrial banking subsidiaries and, to a lesser extent, in investing in Israeli companies. Because of changes in the relationship between interest rates in the United States and Israel in 1988 and 1989, the margin the Company had earned from these lending activities was effectively eliminated. In 1990 substantially all of the loan portfolios of its industrial banking subsidiaries were sold to Hapoalim.

(3) Includes extraordinary income of $1,275, equal to $.05 per share, which represents tax loss carryforwards utilized by subsidiaries.

(4) Includes extraordinary income of $726, equal to $.03 per share, which represents tax loss carryforwards utilized by subsidiaries.

(5) Includes cumulative effect on prior years of change in accounting principle of $(4,982), equal to $(.21) per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

(6) Calculation of earnings (loss) per Class A share includes weighted average number of Class A shares outstanding and 3.0 million shares of Common Stock.

                                  THE COMPANY

     The Company acquires interests in businesses located in the State of Israel or that are Israel-related. An important objective of Ampal is to make investments in companies that take advantage of growth in Israel's domestic economy. The Company has diversified interests in the following sectors: hotels and leisure-time, real estate, energy distribution, basic industry and high technology and communications. Ampal generally seeks to acquire and maintain a sufficient equity interest in a company to permit it, on its own or with investment partners, to have a significant influence in the management and operation of that company. Ampal usually makes investments with or through affiliated companies. In determining whether to acquire an interest in a specific company, the Company considers quality of management, qualifications of investment partners, potential return on investment, projected cash flow, market share and growth potential.

     The Company emphasizes long-term appreciation over short-term returns and liquidity. The Company often makes equity investments accompanied by more significant loans or loan guarantees with the intention that cash flow from operations of the investee companies will repay these loans within a relatively short period. The Company believes that recent progress in peace negotiations between Israel, the Palestinians and certain Arab states may improve the economic climate in the region, benefit the Company's investees and create additional investment opportunities.

     Listed below by industry segment are the Company's most significant investees, the principal business of each and the percentage of equity owned, directly or indirectly, by Ampal. For further information with respect to the investees, including information with respect to Ampal's carrying values for certain investees, see "Business."

                                                                                                                PERCENTAGE
                                                                                                                   AS OF
    INDUSTRY SEGMENT                                                              PRINCIPAL BUSINESS        SEPTEMBER 30, 1993
- ---------------------------------------------------------------------------  -----------------------------  -------------------
HOTELS AND LEISURE-TIME
  Moriah Hotels Ltd. ......................................................  Hotel Chain                              46.0%
  Coral World International Limited........................................  Underwater Observatories and             50.0
                                                                               Marine Parks
  Country Club Kfar Saba Ltd. .............................................  Country Club Facilities                  51.0
REAL ESTATE, FINANCE AND OTHER HOLDINGS
  Industrial Buildings Corporation Ltd.
    (Mivnei Taasiya Ltd.) (TASE)...........................................  Industrial Real Estate                   12.8(1)(2)
  Bay Heart Limited (Lev Hamifratz Limited)................................  Shopping Mall Owner/Lessor               37.0
  Bank Hapoalim (Cayman) Ltd. .............................................  Commercial Bank Holding                  49.0
                                                                               Company
  Etz Vanir Ltd. and Yakhin Mataim Ltd. ...................................  Citrus Groves                            50.0
  Am-Hal Limited...........................................................  Senior Citizen Facility                  50.0
  Ampal (Israel) Ltd. .....................................................  Holding Company                         100.0
  Ophir Holdings Ltd. .....................................................  Holding Company                          49.4(2)
  Ampal Development (Israel) Ltd. .........................................  Holding Company                         100.0
  Nir Ltd. ................................................................  Holding Company                          99.9
  Ampal Financial Services Ltd. ...........................................  Holding Company                         100.0
ENERGY DISTRIBUTION
  Granite Hacarmel Investments Ltd. (TASE) ................................  Distribution of Refined                  21.6
                                                                               Petroleum Products
BASIC INDUSTRY
  Pri Ha'emek (Canned and Frozen Food) 88 Ltd. ............................  Frozen and Canned Food                   74.9
  Paradise Mattresses (1992) Ltd. .........................................  Mattresses and Fold-out Beds             85.1
  Carmel Container Systems Ltd. (AMEX: "KML")..............................  Packaging Materials and                  20.0
                                                                               Carton Production
  Orlite Engineering Company Ltd. (TASE) ..................................  Composite Material Products              31.0
  Davidson-Atai Publishers Ltd. ...........................................  Publications                             22.5
HIGH TECHNOLOGY AND COMMUNICATIONS
  Teledata Communication Ltd. (NASDAQ NMS: "TLDCF")........................  Telecommunications Systems               22.2(2)(3)
  Mercury Interactive Corporation (NASDAQ NMS: "MERQ").....................  Automated Software Quality                4.9(4)
                                                                               Products

  DSP Group, Inc. .........................................................  Digital Signal Processing                 6.7(5)(2)
                                                                               Technologies

  DSP Telecommunications Ltd...............................................  Digital Signal Processing                 4.4(1)(2)
                                                                               Technologies
  Idan Software Industries I.S.I. Ltd. (NASDAQ: "IDANF")...................  Telecommunications Services               8.4(6)

- ---------------
(1) Held by Ophir Holdings Ltd.

(2) As a result of a private placement in November 1993, Ampal's interest in Ophir Holdings Ltd. was reduced to 42.5%.

(3) Includes 19.7% held by Ophir Holdings Ltd..

(4) 3.8% after the Mercury Interactive Corporation public offering in October 1993.


(5) Includes 3.1% held by Ophir Holdings Ltd.


(6) 7.8% after the Idan Software Industries I.S.I. Ltd. private placement in October 1993.

RECENT AND PENDING TRANSACTIONS


     Since 1992, the Company has continued to expand its activities in Israel. It is currently negotiating certain transactions and has made additional investments, including the following:


  Pending Transactions


     The Company is constantly reviewing investment proposals received from a variety of sources. Ophir Holdings Ltd. ("Ophir"), which is 42.5% owned by Ampal, has recently agreed, subject to the receipt of certain governmental and other approvals, to make equity investments and loans totalling approximately $2.5 million, for a 16.7% interest in each of three new Israeli companies formed to acquire certain commercial real estate holdings of a major Israeli cooperative wholesale supply company. The aggregate purchase price for this commercial real estate is expected to be approximately $52.5 million and is expected to be financed principally with mortgage loans which may be guaranteed in whole or in part by the shareholders. Development costs of the properties may also be paid or guaranteed by the shareholders.





     The Company is considering several prospective ventures including one to establish, together with an affiliate of Hapoalim, a venture capital fund which will make investments in high-technology ventures, including investments in start-up entities. The Company and the Hapoalim affiliate would each invest up to $2.5 million in this fund.



     There is no assurance that any of these pending transactions or prospective ventures will be completed or that the proposed terms of investment will not be modified.


  Recent Transactions


. In January 1994, the Company invested approximately $66,000 for 50% of the equity of, and made a loan of $1.0 million to, M.D.F. Boards Industry Ltd. ("MDF"). MDF is a joint venture between the Company and a subsidiary of Etz Lavud Ltd., a publicly-owned Israeli lumber manufacturer. MDF intends to establish a plant in Israel to manufacture medium density fiber products for the construction and furniture industries. The Company believes that at present all medium density fiber materials used in Israel are imported.


. In August 1993, the Company invested approximately $3.5 million in Idan
  Software Industries I.S.I. Ltd. ("Idan") for approximately 8.4% of Idan's shares. Idan provides telecommunications services and markets telecommunications products in Israel and overseas. Following Idan's private placement in October 1993, the Company holds approximately 7.8% of Idan's shares. Idan's shares are quoted on NASDAQ under the symbol "IDANF."

. In February and June 1993, the Company invested an aggregate of approximately
  $4.3 million in Paradise Mattresses (1992) Ltd. ("Paradise") for an aggregate of approximately 85.1% of the shares of Paradise. Paradise is one of Israel's largest manufacturers and distributors of mattresses and fold-out beds.

. In March 1993, the Company, through Ophir, participated in the purchase from the Government of Israel of a controlling interest in Industrial Buildings Corporation Ltd. ("Industrial Buildings"), the largest owner/lessor of industrial properties in Israel. Ophir purchased 12.8% of the shares of Industrial Buildings for approximately $50 million. Ampal owns 42.5% of Ophir.


. In 1992 and 1993, Ampal purchased approximately 3.6% of the shares of DSP
  Group, Inc. ("DSP Group") for approximately $1.1 million from an unrelated DSP Group shareholder. In 1992, Ophir invested approximately $1.9 million for securities which it exchanged for 3.1% of the shares of DSP Group. DSP Group is a leading developer of cost effective, high performance digital signal processing software and integrated circuits for digital speech processing. Ophir also owns 4.4% of DSP Telecommunications Ltd. ("DSP Telecommunications"), an investee of the DSP Group, for which it paid $1 million in 1992. DSP Telecommunications is primarily engaged in the development and marketing of digital signal processing-based integrated circuits for the wireless communications market.


. In the first quarter of 1993, the Company invested approximately $300,000 in Davidson-Atai Publishers Ltd. ("Davidson-Atai") for 22.5% of the shares of Davidson-Atai. Davidson-Atai is a newly established Israeli publishing house.

. In July 1992, the Company purchased from an unrelated shareholder for approximately $2.2 million, 20% of the shares of Carmel Container Systems Limited ("Carmel"), one of the two largest Israeli manufacturers of cardboard packaging materials. Carmel's shares are traded on the AMEX under the symbol "KML."

. In March 1992, the Company invested approximately $1.5 million in Mercury
  Interactive Corporation ("Mercury") for approximately 4.9% of Mercury's shares. Mercury develops, markets and supports products that automate testing and quality assurance for developers of client/server software and systems. Following Mercury's initial public offering in October 1993, the Company holds approximately 3.8% of Mercury's shares. Mercury's shares are traded on NASDAQ NMS under the symbol "MERQ."

     Ampal is a New York corporation that was organized on February 6, 1942. The Company's headquarters are located at 1177 Avenue of the Americas, New York, New York 10036. Its telephone number is (212) 782-2100.

                             SPECIAL CONSIDERATIONS

     In addition to the other information in this Prospectus, the following factors should be carefully considered by prospective investors in evaluating the Company before purchasing any of the Units offered hereby.

OPERATIONS IN ISRAEL

     Most of the companies in which Ampal directly or indirectly invests, conduct their principal operations in Israel and are directly affected by the economic, political, military, social and demographic conditions there. Accordingly, the results of operations of the Company and its investees could be adversely affected if hostilities involving Israel should occur or if trade between Israel and its present trading partners should be interrupted.

     Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying as to degree and intensity, between Israel and the Arab countries. In addition, Israel, and companies doing business with Israel, have been the subject of an economic boycott by the Arab countries since Israel's establishment. Following the Six-Day War in 1967, Israel has administered the territories of the West Bank and the Gaza Strip. A peace agreement between Israel and Egypt was signed in 1979 under which full political relations have been established, but economic relations have been very limited. Beginning in December 1987, increased civil unrest has existed in the administered territories. To date, the ongoing civil unrest has not had a material adverse impact on the financial condition or operations of the Company's investees. No prediction can be made whether a resolution of these problems will be achieved or the nature thereof, or whether the continuation of the civil unrest in these territories may have a material adverse impact on the operations of the investees in the future.

     The Persian Gulf crisis, which took place in 1990 and 1991, had an adverse effect on the Israeli economy as a whole and on the operations of the Company. A decline in tourism during this period decreased revenues for Moriah Hotels Ltd. ("Moriah") and Coral World International Limited ("Coral World"). In January 1991, a direct hit by an Iraqi scud missile caused damage to a shopping mall under construction by Bay Heart Limited ("Bay Heart"). Pri Ha'emek (Canned and Frozen Food) 88 Ltd. ("Pri Ha'emek"), a food processing company, also experienced a downturn in business as a result of this crisis.

     All male adult permanent residents of Israel under the age of 54 are, unless exempt, obligated to perform up to 44 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of the employees of the Company and its investees are currently obligated to perform annual reserve duty. While the Company and its investees have operated effectively under these and similar requirements, no assessment can be made of the full impact of such requirements on the Company or its investees.

     In September 1993, a breakthrough occurred in Israeli-Palestinian relations. A joint Israeli-Palestinian Declaration of Principles was signed by Israel and the Palestine Liberation Organization ("PLO") in Washington, D.C., outlining interim Palestinian self-government arrangements. These arrangements include implementation of Palestinian self-rule in the Gaza Strip and Jericho, proposed elections of a Palestinian council and plans for extensive economic cooperation. In addition, PLO Chairman Arafat sent a letter to Israeli Prime Minister Rabin in which the PLO recognized Israel's right to exist in peace and security, renounced terrorism and violence and affirmed that the clauses of the PLO Covenant denying Israel's right to exist are no longer valid. In reply, Israel recognized the PLO as the representative of the Palestinians in the peace negotiations.

     Industrial Buildings, a major owner/lessor of industrial properties in Israel, owns approximately 1.0 million square feet of industrial buildings in the administered territories (approximately 10% of its total holdings). The future status of buildings owned and property leased by Industrial Buildings in the administered territories is uncertain, but historically the Government of Israel has compensated property owners for forfeitures resulting from government actions.

  Economic Policy

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. In response to these problems, the Israeli Government has intervened in all sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli Government has frequently changed its policies in all these areas.

     The results of operations of certain of the Company's investees have been favorably affected by their participation in Israeli Government business incentive programs, some of which have been reduced in recent years. Their operating results could be adversely affected if these programs were further reduced or eliminated and not replaced with equivalent programs or if the Company's investees' ability to participate in these programs were significantly reduced.

     In 1992, for the third consecutive year, the economy of Israel underwent an appreciable expansion. During calendar years 1990 through 1992, Israel's gross domestic product ("GDP") increased by 5.8%, 6.2% and 6.6%, respectively, while the total amount of exports was approximately $11.6 billion, $11.2 billion and $12.4 billion, respectively. In the first half of 1993, GDP increased by 1.3% and exports were approximately $6.8 billion. The Israeli Government's monetary policy contributed to relative price and exchange rate stability during most of these years despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli Government will be successful in keeping prices and exchange rates stable. Price and exchange rate instability may have a material adverse impact on the Company and its investees.

  Demographics

     Since the beginning of 1990, Israel has been experiencing a new wave of immigration, primarily from the former Soviet Union. Approximately 450,000 new immigrants arrived through the end of 1992 and approximately 36,000 new immigrants arrived during the first half of 1993. During the period 1990 through the first six months of 1993, Israel's population increased by approximately 15.2%. Although the increased immigration from the former Soviet Union may benefit Israel and its economy in the long-term by providing highly educated, cost competitive labor and by stimulating its economic growth, it has placed an increased strain on government services and national resources. A sustained decrease in immigration would alleviate some of the strain, but a decrease may also have a negative effect on those investees whose revenue is derived mainly from the sale of products and services in Israel. The impact of a significant change in the flow of immigration on the operations of the investees is unclear.

     The Israeli Government has found it necessary to raise additional revenue and to dedicate substantial funds to support programs, including housing, education and job training, designed to assist in the absorption of the new immigrants. No prediction can be made as to the policies that will be adopted in the future or the effect thereof on these and other government spending programs.

  Assistance from the United States

     The State of Israel receives approximately $3 billion of annual grants for economic and military assistance from the United States and has received approximately $10 billion of United States Government loan guarantees, subject to reduction in certain circumstances. The Government loan guarantees were granted over a period of five years ($2 billion per annum) commencing in 1993. The Israeli economy could suffer material adverse consequences were such aid or guarantees to be significantly reduced. There is no assurance that foreign aid from the United States will continue at or near amounts received in the past.

     For additional information regarding economic conditions in Israel see "Conditions in Israel."

COMPETITION FOR INVESTMENTS

     The growth of the Israeli economy, the recent success of a number of Israeli-based companies, particularly in the area of high technology, the privatization of government-owned companies and the recent acceleration of the peace process, have prompted numerous potential investors to search for investment opportunities in Israel and have made it possible for certain of such companies to gain direct access to Israeli and foreign public securities markets. The Company competes for investment opportunities with other established and well-capitalized investing entities. There can be no assurance that opportunities will continue to be available to the Company at valuations and on terms which are favorable.

SEC EXEMPTIVE ORDER

     In 1947, the Securities and Exchange Commission (the "Commission") granted Ampal an exemption from the Investment Company Act of 1940, as amended (the "1940 Act") pursuant to an Exemptive Order. The Exemptive Order was granted based upon the nature of Ampal's operations, the purposes for which it was organized, which have not changed, and the interest of purchasers of Ampal's securities in the economic development of Israel. There can be no assurance that the Commission will not reexamine the Exemptive Order and revoke, suspend or modify it. A revocation, suspension or material modification of the Exemptive Order would materially and adversely affect the Company. In the event that Ampal becomes subject to the provisions of the 1940 Act, it could be required, among other matters, to make material changes to its management, capital structure and methods of operation, including its dealings with Hapoalim and related companies.

EARLY STAGE INVESTMENTS; LIMITED INVESTMENT LIQUIDITY

     The Company acquires interests in businesses that it believes have long-term growth potential. In certain cases, the Company makes an initial investment at an early stage of a company's development in the form of risk capital and such investment may not be readily marketable. In some instances, disposition of a particular holding may be the only or principal way of realizing the economic benefit of that holding. The Company's shares in most investees are subject to various restrictions on transfer, including, in certain circumstances, rights of first refusal in favor of the investee and other shareholders. Accordingly, these investments are relatively illiquid and have a higher degree of risk than investments in established, publicly traded companies.

CONCENTRATION OF OWNERSHIP; POTENTIAL CHANGE IN CONTROL

     As of September 30, 1993, Hapoalim owned beneficially approximately 64.7% of the outstanding Class A Stock, assuming conversion of all 3,350 shares of the 4% Preferred Stock, as defined below, and all 122,536 shares of the 6 1/2% Preferred Stock, as defined below, owned by it. Hapoalim also beneficially owns 100% of the outstanding Common Stock of Ampal. Upon consummation of the sale of 4,000,000 Units pursuant to the Offerings, without giving effect to the grant or exercise of any options that may be granted pursuant to the Company's Stock Option Plan (the "Stock Option Plan") and assuming no conversion of Preferred Stock, other than by Hapoalim, Hapoalim will own beneficially approximately 51.9% of the outstanding Class A Stock (approximately 50.7% if the overallotment options are fully exercised, approximately 43.4% if the Warrants are fully exercised and approximately 41.6% if the Warrants issued in connection with the overallotment options are fully exercised). See "Management--Stock Option Plan" for a discussion of options that may be granted under the Stock Option Plan. On all matters other than the election of 25% of the directors of Ampal by the holders of Class A Stock voting as a class (the "Class A Directors"), the holders of the Common Stock are entitled to cast as many votes as shall equal the number of votes to which the holders of Class A Stock are entitled, but in no event more than ten votes per share of Common Stock. Following the Offerings, Hapoalim, so long as it continues to beneficially own a majority of each of the Common Stock and the Class A Stock, will be able to elect all of Ampal's directors. In the event that Ampal's 4% Cumulative

Convertible Preferred Stock (the "4% Preferred Stock") or Ampal's 6 1/2% Cumulative Convertible Preferred Stock (the "6 1/2% Preferred Stock," and together with the 4% Preferred Stock, the "Preferred Stock") dividends are in arrears for three successive years, the holders of all outstanding series of Preferred Stock as to which dividends are in arrears shall have the exclusive right to vote for the election of directors until all cumulative dividend arrearages are paid. See "Description of Securities--Voting Rights."

     A proposed Israeli law would require Hapoalim to reduce its holdings in non-banking corporations, including Ampal, to 25% or less of the means of control of such corporations within two years of the enactment of the law. Because of the size of its holdings, if Hapoalim were to dispose of its shares of Class A Stock in public sales, there could be an adverse impact on the market for the Class A Stock. Other potential effects of this proposed legislation cannot be predicted at this time. See "Special Considerations--Market Considerations" and "Conditions in Israel--Other Israeli Regulations--The Banking Law."

     There is also recently enacted legislation in Israel that will likely result in a change of ownership of Hapoalim, and may result in a significant change in the composition of Hapoalim's board of directors. The impact, if any, of this legislation on the Company cannot be predicted. In May 1993, the Government of Israel sold a total of approximately 8% of the shares of Hapoalim in a public offering and also sold options to purchase an additional approximately 10% of the shares of Hapoalim. In November 1993, the Government of Israel sold 5.4% of the shares of Hapoalim in a public offering and an additional 1% of Hapoalim's shares in an offering to its employees. See "Conditions in Israel--Other Israeli Regulations--The Bank Share Arrangement."

     From time to time, the Company engages in transactions with Hapoalim and its affiliates. Currently, the Company maintains substantial deposits with Hapoalim and its subsidiaries. See "Certain Transactions."

CERTAIN CONSIDERATIONS RELATING TO THE INVESTEES

     The Company's results of operations may be affected by capital transactions of investee companies. The issuance of shares by an investee company that is accounted for under the equity method at a price per share above the Company's carrying value per share for such investee company results in the Company recognizing income for the period in which such issuance is made, while the issuance of shares by such an investee company at a price per share that is below the Company's carrying value per share for such investee company results in the Company recognizing a loss for the period in which such issuance is made.

     The Company's Israeli investees whose customary business and accounting ("functional") currency is the NIS prepare inflation-adjusted financial statements under Israeli generally accepted accounting principles ("GAAP"). Thus, in a period of inflation the carrying amounts of assets, other than cash, and liabilities are adjusted to reflect the effect of the change in general purchasing power. Under United States GAAP, these companies report net gains or losses in their income statements resulting from changes in assets or liabilities linked to the Israeli Consumer Price Index ("CPI"). United States GAAP requires investee companies to prepare different financial statements for inclusion of those companies' results in the consolidated financial statements of the Company. These financial statements are translated into dollars under United States GAAP and to the extent that rates of exchange between foreign currencies and dollars result in gains or losses, such gain or loss is reflected in the balance sheets of these companies. Consequently, even though an investee may have achieved profits in local currency as reported in its financial statements prepared under Israeli GAAP, there may be a loss reflected in the investee's financial statements prepared for inclusion in the consolidated financial statements of the Company under United States GAAP.

     To the extent there is a divergence between the rate of inflation and the rate of exchange between the NIS and the dollar, Israeli investee companies whose functional currency is the dollar will record translation gains or losses in their statements of income. Where considered appropriate, these investees have adopted financial strategies that attempt to compensate for inflation in Israel and changes in the relative value of the NIS compared to the dollar and other currencies. However, continuing inflation in Israel and delays in the devaluation of the Israeli currency against the dollar and other currencies could have an adverse impact on some of the investees as well as on Israel's economy as a whole.

MARKET CONSIDERATIONS
     As of January 20, 1994 approximately 36.2 of the Class A Stock was owned by non-affiliated shareholders (assuming conversion in full of all Preferred Stock held by Hapoalim). As a result, relatively small changes in the volume of purchases and sales of these shares have resulted in significant fluctuations in the market price of the Class A Stock. Pending legislation in Israel may require Hapoalim to divest a substantial portion of its holdings of Class A Stock. The possible sale of a large portion of the Class A Stock by Hapoalim could have a material adverse effect on the market price of the Class A Stock. Ampal and Hapoalim have agreed not to offer, sell or otherwise dispose of any shares of Class A Stock for a period of 180 days after the date of this Prospectus. See "Conditions in Israel-- Other Israeli Regulations--The Banking Law" and "Underwriting."

     The shares of certain of the Company's investees are publicly traded in Israel or the United States. Fluctuations in the market prices of such companies could result in fluctuations in the market price of the Class A Stock, Warrants and Units. Due to a relatively small equity market capitalization and the small number of company listings in comparison to the United States securities markets, and due to the concentration of ownership of public companies in the hands of a few institutions, the TASE is subject to relatively high short-term price volatility and has a less liquid secondary trading environment. Accordingly, this market could be affected to a greater extent than the United States markets by adverse events generally and trades of significant blocks of securities.

UNITED STATES BANKING REGULATIONS
     Due to its status as a subsidiary of Hapoalim which is subject, through the United States International Banking Act of 1978 ("IBA"), to the provisions of the United States Bank Holding Company Act of 1956 ("BHC"), there may be limitations upon the direct or indirect investment activities of Ampal in the United States. While Ampal itself is a "grandfathered" investment of Hapoalim under the IBA for purposes of the BHC, Ampal may not invest in more than 5% of the voting shares or 25% of the equity of United States corporations or non-United States corporations which have a majority of their assets in or revenues derived from the United States, subject to certain exceptions. Management of the Company does not believe that these limitations contained in the BHC and the regulations of the Board of Governors of the Federal Reserve System thereunder have had or will have any material adverse impact upon the Company or its operations.

                                USE OF PROCEEDS


     The net proceeds to be received by Ampal from the sale of the 4,000,000 Units (which do not include proceeds from exercise of Warrants or exercise of the U.S. Underwriters' and International Managers' overallotment options) are
estimated to be approximately $            after deduction of expenses. Portions
of the net proceeds are expected to be employed to finance new investments and additions to existing holdings. There are several new investments presently under consideration. See "The Company-- Recent and Pending Transactions." Other new investments may be identified in the future. Ampal also intends to use a portion of the proceeds to fund early redemptions of its 8% to 10% debentures and variable rate debentures callable in 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Any remaining proceeds will be used for working capital and general corporate purposes.


     Pending use of the net proceeds from the Offerings as described above, Ampal intends to invest such proceeds in short-term United States government securities, short-term time deposits and money market funds (including those offered by Hapoalim), short-term interest bearing investments and other cash equivalents.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company at September 30, 1993, and as adjusted to give effect to the sale by Ampal of 4,000,000 Units pursuant to the Offerings. The table does not reflect the deconsolidation of Ophir and should be read in conjunction with the Consolidated Financial Statements and Pro Forma Consolidated Financial Statements of the Company and the related notes, included elsewhere in this Prospectus.

                                                                                           ACTUAL     AS ADJUSTED
                                                                                         -----------  -----------
                                                                                              (IN THOUSANDS)
Total liabilities and minority interests...............................................  $   255,132   $ 255,132(1)
                                                                                         -----------  -----------
  Shareholders' equity:
  Common Stock, par value $1.00; 3,000,000 shares authorized; 3,000,000 shares
    outstanding........................................................................        3,000       3,000

  Class A Stock, par value $1.00; 30,000,000 shares authorized; 15,966,872 shares issued (including 128,904 shares held in treasury); 19,837,968 shares, as adjusted
    (2)(3).............................................................................       15,967      19,838
  4% Preferred Stock, par value $5.00; 650,000 shares authorized; 223,869 shares issued
    (including 8,338 shares held in treasury), 215,531 shares, after conversion
      of tresury shares(4).............................................................        1,119       1,077
  6 1/2% Preferred Stock, par value $5.00; 4,282,850 shares authorized; 1,270,960 shares issued (including 3,824 shares held in treasury), 1,267,136 shares, after
     conversion of treasury shares(4).................................................        6,355       6,336

  Additional paid-in capital...........................................................       10,468
  Retained earnings....................................................................       80,181      80,181
  Cumulative translation adjustments...................................................       (1,764)     (1,764)
                                                                                         -----------  -----------
Total shareholders' equity.............................................................      115,326
                                                                                         -----------  -----------
Total capitalization...................................................................  $   370,458   $
                                                                                         -----------  -----------
                                                                                         -----------  -----------

- ---------------
(1) Does not reflect the redemption of debentures which may be effected with a portion of the proceeds of the Offerings. See "Use of Proceeds."

(2) Does not reflect (i) 4,000,000 shares of Class A Stock reserved for issuance upon exercise of the Warrants included in the Units offered hereby, (ii) 500,000 shares of Class A Stock included in the Units that may be sold upon exercise of the U.S. Underwriters' and International Managers' over-allotment options (and 500,000 shares of Class A Stock reserved for issuance under the Warrants included therein), (iii) 4,878,963 shares of Class A Stock issuable upon conversion of Preferred Stock outstanding as of September 30, 1993 (1,077,555 shares on conversion of the outstanding 4% Preferred Stock and 3,801,408 shares on conversion of the outstanding 6 1/2% Preferred Stock) and (iv) 200,000 shares of Class A Stock issuable upon exercise of options which may be granted pursuant to the Stock Option Plan. See "Description of Securities" and "Management--Stock Option Plan."


(3) All shares of Class A Stock held in treasury will be sold in the Offerings.



(4) All shares of Preferred Stock held in treasury have been converted in accordance with their terms to shares of Class A Stock, which will in turn be sold in the Offerings.


                          PRICE RANGE OF CLASS A STOCK

     Ampal's Class A Stock is listed on the AMEX under the symbol "AIS.A." The following table sets forth the high and low sales prices for the Class A Stock, as reported on the American Stock Exchange Composite Tape for each calendar quarter during the periods indicated:


                                                                                          HIGH        LOW
                                                                                        ---------  ---------
1992:
  First Quarter.......................................................................      5 7/8      3 1/3
  Second Quarter......................................................................      6 7/8      4 1/2
  Third Quarter.......................................................................      6 1/4      5 1/8
  Fourth Quarter......................................................................      6 1/4      4 3/4
1993:
  First Quarter.......................................................................      9 7/8      5 1/4
  Second Quarter......................................................................      9 1/2      7 1/4
  Third Quarter.......................................................................     12 1/4      7 5/8
  Fourth Quarter......................................................................         13     10 1/4
1994:
  First Quarter (to January 20, 1994).................................................     12 1/2         11



     As of January 20, 1994, there were 16,077,044 shares of Class A Stock outstanding held by 1,490 holders of record.


                                DIVIDEND POLICY

     Ampal has not paid cash dividends on its Class A Stock since 1989 and has no present intention of declaring a cash dividend on the Class A Stock. Past decisions not to pay cash dividends reflected the policy of Ampal to apply retained earnings, including funds realized from the disposition of holdings, to finance its business activities and to redeem debentures. The payment of cash dividends in the future will depend upon the Company's operating results, cash flow, working capital requirements and other factors deemed pertinent by its board of directors. See "Description of Securities--Capital Stock-- Dividend Rights."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for, and as of the end of, each of the five years in the period ended December 31, 1992, are derived from audited consolidated financial statements of the Company. The consolidated financial statements of the Company as of December 31, 1991 and 1992, and for each of the years in the three-year period ended December 31, 1992, and the report thereon of Arthur Andersen & Co., independent public accountants, are included elsewhere in this Prospectus. The selected consolidated financial data presented below as of December 31, 1988 and 1989, and for each of the years then ended, are derived from the consolidated financial statements of the Company audited by the Company's previous auditors.

     The selected consolidated financial data presented below for, and as of the end of, the nine months ended September 30, 1992 and 1993 and the pro forma consolidated financial data for the year ended December 31, 1992 and for, and as of, the nine months ended September 30, 1993 are derived from unaudited consolidated financial statements of the Company which, in the opinion of the Company, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position of the Company as of those dates and the results of operations of the Company for those periods. The pro forma balance sheet data gives effect to the deconsolidation of Ophir and to the acquisition by Ophir of an interest in Industrial Buildings as if such transactions occurred as of September 30, 1993. The pro forma statements of income data for the year ended December 31, 1992 and the nine months ended September 30, 1993 give effect to the aforementioned transactions as if they took place at the beginning of each such period. The pro forma information does not purport to be indicative of the results that actually would have occurred had the transactions been effected on January 1, of the pro forma periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations," "Business" and the Pro Forma Consolidated Financial Statements presented elsewhere in this Prospectus. Operating results for the nine months ended September 30, 1993 may not be indicative of the results that may be expected for the full year. The selected consolidated financial data set forth below should be read in conjunction with the Company's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this Prospectus.

                                                                                                       NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                               -----------------------------------------------------  --------------------
                                                 1988       1989      1990(1)     1991       1992       1992       1993
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
 Revenues:
   Interest..................................  $  85,574  $  77,709  $  57,182  $  27,260  $  18,613  $  16,374  $  12,892
   Food processing...........................     --         --         --         --         31,482     26,469     24,221
   Manufacturing and distribution............     --         --         --         --         --         --          2,314
   Hotel & leisure-time operations...........     39,847     37,461     39,521     28,719     --         --         --
   Equity in earnings of affiliates and
     others..................................      9,641      8,002      5,725      5,593     11,195      6,548      7,599
   Other income..............................      3,808      4,365      5,036      5,347      7,130      5,510      4,493
   Gains on issuance of shares by affiliates      --         --         --         --         13,062     13,062     --
   Gains on sale of investments..............      2,675     --          2,937      4,600      3,820      3,837      1,626
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
     Total revenues..........................    141,545    127,537    110,401     71,519     85,302     71,800     53,145
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
 Expenses:
   Interest..................................     73,467     69,791     55,821     26,006     18,346     14,235     17,215
   Food processing...........................     --         --         --         --         24,415     20,911     20,049
   Manufacturing and distribution............     --         --         --         --         --         --          1,442
   Hotel and leisure-time operations.........     31,045     29,106     31,828     26,465     --         --         --
   Other expenses including translation loss
     (gain)..................................     26,338     23,860     16,182     12,945     14,151     10,396      8,786
   Minority interests........................        792        257        392      1,609      4,785      4,575       (300)
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
     Total expenses..........................    131,642    123,014    104,223     67,025     61,697     50,117     47,192
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
 Income before income taxes..................      9,903      4,523      6,178      4,494     23,605     21,683      5,953
 Income taxes................................      5,773      3,014      5,062      4,094     13,281     11,742      2,603
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
 Net income before extraordinary income and
   cumulative effect of change in accounting
   principle.................................      4,130      1,509      1,116        400     10,324      9,941      3,350
 Extraordinary income........................      1,275(2)    --       --            726(2)    --       --         --
 Cumulative effect on prior years of change
   in accounting principle...................     --         --         --         --         --         --         (4,982)
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Net income (loss).........................  $   5,405  $   1,509  $   1,116  $   1,126  $  10,324  $   9,941  $  (1,632)
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
 Earnings (loss) per Class A share:
   Earnings before extraordinary income and
     cumulative effect of change in
     accounting principle....................  $     .18  $     .06  $     .05  $     .02  $     .44  $     .42  $     .14
   Extraordinary income......................        .05(2)    --       --            .03(2)    --       --         --
   Cumulative effect on prior years of change
     in accounting principle.................     --         --         --         --         --         --           (.21)
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Earnings (loss) per Class A share(3)......  $     .23  $     .06  $     .05  $     .05  $     .44  $     .42  $    (.07)
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Weighted average number of Class A shares
     and equivalent shares outstanding.......     20,837     20,773     20,718     20,717     20,717     20,717     20,717
   Dividends per Class A share...............  $     .07  $     .06     --         --         --         --         --
BALANCE SHEET DATA (AT PERIOD END):
 Cash and cash equivalents...................  $  36,194  $  20,582  $  17,971  $   7,515  $   9,698  $   6,995  $   2,036
 Investments.................................     55,551     61,186     63,918     67,627    109,912    102,681    162,481
 Total assets................................  1,179,750  1,100,756    436,024    404,466    333,267    345,606    370,458
 Total liabilities and minority interests....  1,071,218    992,429    327,177    295,048    214,065    226,788    255,132
 Total shareholders' equity..................    108,532    108,327    108,847    109,418    119,202    118,818    115,326

                                                             PRO FORMA
                                                PRO FORMA   NINE MONTHS
                                               YEAR ENDED      ENDED
                                                DECEMBER     SEPTEMBER
                                                   31,          30,
                                               -----------  -----------
                                                  1992         1993
                                               -----------  -----------
STATEMENT OF INCOME DATA:
 Revenues:
   Interest..................................   $  18,365    $  13,127
   Food processing...........................      31,482       24,221
   Manufacturing and distribution............      --            2,314
   Hotel & leisure-time operations...........      --           --
   Equity in earnings of affiliates and
     others..................................      12,061        4,445
   Other income..............................       5,626        3,404
   Gains on issuance of shares by affiliates        7,869       --
   Gains on sale of investments..............         419        1,626
                                               -----------  -----------
     Total revenues..........................      75,822       49,137
                                               -----------  -----------
 Expenses:
   Interest..................................      17,936       14,322
   Food processing...........................      24,415       20,049
   Manufacturing and distribution............      --            1,442
   Hotel and leisure-time operations.........      --           --
   Other expenses including translation loss
     (gain)..................................      13,012        8,440
   Minority interests........................         537         (194)
                                               -----------  -----------
     Total expenses..........................      55,900       44,059
                                               -----------  -----------
 Income before income taxes..................      19,922        5,078
 Income taxes................................      11,753        2,470
                                               -----------  -----------
 Net income before extraordinary income and
   cumulative effect of change in accounting
   principle.................................       8,169        2,608
 Extraordinary income........................      --           --
 Cumulative effect on prior years of change
   in accounting principle...................      --           (4,982)
                                               -----------  -----------
   Net income (loss).........................   $   8,169    $  (2,374)
                                               -----------  -----------
                                               -----------  -----------
 Earnings (loss) per Class A share:
   Earnings before extraordinary income and
     cumulative effect of change in
     accounting principle....................   $     .34    $     .11
   Extraordinary income......................      --           --
   Cumulative effect on prior years of change
     in accounting principle.................      --             (.21)
                                               -----------  -----------
   Earnings (loss) per Class A share(3)......   $     .34    $    (.10)
                                               -----------  -----------
                                               -----------  -----------
   Weighted average number of Class A shares
     and equivalent shares outstanding.......      20,717       20,717
   Dividends per Class A share...............      --           --
BALANCE SHEET DATA (AT PERIOD END):
 Cash and cash equivalents...................                $   2,036
 Investments.................................                  110,485
 Total assets................................                  317,833
 Total liabilities and minority interests....                  200,354
 Total shareholders' equity..................                  117,479

- ---------------

(1) Prior to 1989, Ampal was primarily engaged in making loans to businesses in Israel through its industrial banking subsidiaries and, to a lesser extent, in investing in Israeli companies. Because of changes in relative interest rates in the United States and Israel in 1988 and 1989, the margin the Company had earned from these lending activities was effectively eliminated. In 1990 substantially all of the loan portfolios of its industrial banking subsidiaries were sold to Hapoalim.
(2) Represents tax loss carryforwards utilized by subsidiaries.
(3) Calculation of earnings (loss) per Class A share includes weighted average number of Class A shares outstanding and 3.0 million shares of Common Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company's results of operations are directly affected by the results of operations of its investees.

     Investees which are greater than 50%-owned are included in the consolidated financial statements of the Company. The Company accounts for its holdings in investees over which the Company exercises significant influence, generally 20%- to 50%-owned companies, under the equity method. Under the equity method, the Company recognizes its proportionate share of such companies' income based on its percentage of direct and indirect equity interests in earnings of those companies. The Company accounts for its holdings in investees, other than those described above, on the cost method. Under the cost method, the Company accounts for its investment at the lower of cost or market. The Company's results of operations may be affected by capital transactions of investee companies. Thus, the issuance of shares by an investee company which is accounted for under the equity method at a price per share above Ampal's carrying value per share for such investee company results in Ampal recognizing income for the period in which such issuance is made, while the issuance of shares by such an investee at a price per share that is below Ampal's carrying value per share for such investee company results in Ampal recognizing a loss for the period in which such issuance is made. A comparison of the Company's financial statements from year to year must be considered in light of the Company's acquisitions and divestitures during the period.

     The Company's effective tax rates have been and in the future may be above United States statutory rates, in part, because of taxes paid in foreign jurisdictions by investees for which Ampal does not fully receive tax credits in the United States.

     Effective January 1, 1993, Ampal was required to adopt the Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" ("SFAS No. 109") which requires a change from the deferred method to the liability method of accounting for income taxes. The cumulative effect on prior years of this change in accounting principle was reflected as a nonrecurring reduction of net income and an increase in deferred income tax liability of approximately $5 million. This was reported separately in the consolidated statement of income for the nine months ended September 30, 1993. This change required no payment to any taxing jurisdiction and had no material effect on income tax expense for the current period. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109.

     Based on the guidelines of SFAS No. 52, "Foreign Currency Translation" ("SFAS No. 52"), the economy in Israel is no longer considered hyper-inflationary as a result of changes in the economic conditions and the decrease in the rate of inflation in Israel. Accordingly, as of the second quarter of 1993, for those subsidiaries and affiliates whose functional currency is considered to be the NIS, assets and liabilities were translated at the rate of exchange at the end of the reporting period and revenues and expenses were translated at the average currency exchange rates during the reporting period. Gains or losses from translations of those foreign companies' financial statements are recorded as a separate component of shareholders' equity at June 30, 1993. Prior years' financial statements have not been restated to apply SFAS No. 52. Prior to 1993, translation gains and losses were reflected in the Company's consolidated statements of income. The effect of this change in method of reporting translations on the March 31, 1993 financial statements was immaterial.

     Moriah and Orlite Engineering Company Ltd. ("Orlite") report their financial statements on a three-month lag. Consequently, for example, their results for the 12 month period ended September 30, 1992 were incorporated into the Company's 1992 consolidated annual financial statements.

RESULTS OF OPERATIONS

  Nine Months Ended September 30, 1993 Compared to Nine Months Ended September 30, 1992

     Consolidated net income decreased from net income of $9.9 million for the nine months ended September 30, 1992 to a net loss of $1.6 million for the nine months ended September 30, 1993. This decrease was primarily attributable to gains on issuance of shares by affiliates and gains on sale of shares in 1992 which were greater than those in the comparable period in 1993, reductions in net interest earnings and earnings from food processing operations and the adoption of SFAS No. 109 in 1993 which were partially offset by an increase in equity in earnings of affiliates and the inclusion of Paradise's results. Consolidated net income before cumulative effect of change in accounting principle (SFAS No. 109) decreased from $9.9 million for the nine months ended September 30, 1992 to $3.4 million for the nine months ended September 30, 1993.

     The decrease in net interest earnings for the nine months ended September 30, 1993 as compared to the same period in 1992 resulted from additional interest income earned by Ampal from a prepayment of a deposit receivable in 1992, and additional interest expense in 1993 resulting from Ophir's bank borrowings to finance its investment in Industrial Buildings.

     Equity in earnings of affiliates increased for the nine months ended September 30, 1993 as compared to the same period in 1992. The increase was mainly attributable to Ampal's share of earnings of newly acquired affiliates including Industrial Buildings and Carmel, as well as from Moriah and Teledata Communication Ltd. ("Teledata"). Food processing revenues decreased because sales were affected by foreign currency fluctuations.

     In February and October 1992, Granite concluded two public offerings in Israel on the TASE for proceeds of approximately $60 million and $42 million, respectively, which Granite intends to use for expansion, diversification and the repayment of high interest debt. As a result of these transactions the Company's ownership interest in Granite was diluted from 26% to 21.6%. Also in February 1992, Moriah concluded a private placement of 20% of its shares with a related party in Israel for a price of $12.5 million. These funds were used, together with internal sources, bank borrowings and a $7 million government grant, to finance the approximately $32 million renovation and expansion of the Moriah Eilat Hotel which was reopened in August 1992. As a result of the private placement, the Company's ownership in Moriah was diluted from 57.5% to 46%. Thus, effective in the first quarter of 1992, the Company no longer consolidates the results of Moriah in its financial statements but accounts for its investment in Moriah under the equity method. The Moriah and Granite offerings resulted in gains on issuance of shares of $7.0 million (approximately $2.7 million after taxes).

     In April 1992, Teledata concluded a public offering of its securities in the United States. This offering resulted in a gain on issuance of shares of $5.8 million ($2.1 million after taxes and a deduction for Ophir's minority interest). In connection with Teledata's public offering, Ampal and Ophir (then a consolidated subsidiary of Ampal) sold a portion of their interests in Teledata and realized a gain on sale of $3.8 million ($1.2 million after taxes and a deduction for Ophir's minority interest). During 1993, the Company sold additional shares in Teledata and realized a gain on sale of $1.5 million (approximately $900,000 after taxes). As a result of these transactions, Ampal's ownership of Teledata was reduced to 2.5% and Ophir's to 19.7%.

     In November 1993, the capital structure of Ophir was reorganized to equalize the voting and equity interests of its two shareholders. Immediately thereafter, Ophir concluded a private placement to a different related party under which it issued 15% of its shares for approximately $10.2 million. As a result, the Company's interest in Ophir was diluted from 50% to 42.5%. Until September 30, 1993, Ophir's financial statements were consolidated by the Company. As a result of these transactions, in the fourth quarter of 1993 Ophir will be accounted for under the equity method, and the Company will record a gain on issuance of shares of approximately $3.1 million (approximately $2 million after taxes). At September 30, 1993, the Company's consolidated balance sheet included Ophir's assets of approximately $69.4 million and Ophir's liabilities and minority interests of approximately $57.1 million and the consolidated income statement included Ophir's revenues of approximately $3.6 million.

Had these transactions been consummated on September 30, 1993, the Company's investment in Ophir under the equity method would have been approximately $11.8 million.

  Year Ended December 31, 1992 Compared to Year Ended December 31, 1991

     Consolidated net income increased to $10.3 million in 1992 from $1.1 million in 1991. This increase was primarily attributable to gains on issuance and sale of shares, which resulted from offerings of shares by investee companies as described above.

     Interest revenue declined in 1992 as compared to 1991 as a result of repayments of existing deposits, notes and loans receivable. During the same period interest expense also declined as a result of the repayment of debentures, notes and loans payable. In addition, net interest earnings in 1992 were greatly reduced in the fourth quarter by a 13% devaluation of the NIS to the dollar. See "Conditions in Israel--Inflation and Devaluation."

     In December 1991, the Company acquired an additional 24.9% interest in its food processing subsidiary, Pri Ha'emek, for $2 million (a 50% interest was acquired in 1988). This brought the Company's total ownership to 74.9%. Therefore, Pri Ha'emek's assets and liabilities have been consolidated in the Company's consolidated balance sheet at December 31, 1992 and 1991; its results of operations were consolidated in the Company's consolidated statement of income in 1992 and included in equity in earnings of affiliates in 1991. Pri Ha'emek showed significant increases in revenues, operating costs and net income in 1992 resulting from increased sales to the domestic market as well as sales of new product lines.

     Equity in earnings of affiliates and others increased significantly in 1992. The income for Moriah increased substantially as a result of higher occupancy rates which reflected increased tourism as well as higher room rates. In 1991, the occupancy rates in the hotels were much lower as a result of the virtual standstill in tourism to Israel during the Persian Gulf crisis and its aftermath. Moriah's income for its year ended September 30, 1992 was reported in this category in the Company's 1992 financial statements. The earnings of the Company's real estate affiliates also increased significantly in 1992 because of the effect which the fourth quarter devaluation had on their borrowings which are linked to the CPI.

     In 1992, the Company recorded gains on issuance of shares, primarily as a result of offerings of shares by Granite, Moriah and Teledata, and a gain on sale of shares of Teledata described in the discussion covering the nine month periods.

     Other expenses declined in 1992 from 1991 primarily as a result of a reduction of headquarters expenses and the deconsolidation of Moriah in 1992.

     There was a translation loss of $1.4 million in 1992 as compared to a gain of $300,000 in 1991. Translation gains and losses in 1992 and 1991 resulted from the effect of devaluations which approximated 21% and 11%, respectively. Increases in the rates of inflation in Israel (as of November of each year) were 9% for 1992 and 18% for 1991, respectively. See "Conditions in Israel."

     The decrease in the effective income tax rate to 56% in 1992 from 75% in 1991 (net of utilization of tax loss carryforwards) resulted from changes in the components of taxable income, changes in tax rates relating to previously recorded deferred income taxes and reported losses of certain subsidiaries for which no tax benefits were available.

  Year Ended December 31, 1991 Compared to Year Ended December 31, 1990

     Consolidated net income increased slightly in 1991 from 1990.

     Interest revenue and interest expense decreased in 1991 as compared to 1990 as a result of the sale of substantially all of the loan portfolios of the Company's banking subsidiaries to Hapoalim in August 1990. As a result of the sale and because of the cessation of new banking activity, the banking subsidiaries voluntarily relinquished their banking licenses in 1991 and now conduct their operations as finance companies.

     Hotel revenues and operating expenses (which are reflected for the years ended September 30) decreased in 1991 as a result of lower occupancy rates caused by decreased tourism to Israel during the Persian Gulf crisis and its aftermath. In addition, the Moriah Eilat Hotel was closed for renovation and expansion in August 1990 and did not reopen until August 1992.

     Equity in earnings of affiliates decreased in 1991 from 1990 due to decreases in earnings of most of the investees accounted for under the equity method. The Persian Gulf crisis affected the 1991 operations of most of the Company's Israeli investees. Pri Ha'emek reported an increased loss in 1991 primarily as a result of the Persian Gulf crisis and a drought. As described above, in December 1991, the Company acquired an additional 24.9% interest in Pri Ha'emek which brought its total investment to 74.9%. In January 1991, a direct hit by an Iraqi scud missile caused substantial damage to a shopping mall under construction by Bay Heart, a 37%-owned investee of the Company. The mall was scheduled to open in February, but instead was not fully opened for business until May 1991. In 1991, Bay Heart experienced losses caused by one-time operating expenses, loss of revenues caused by the delayed opening and high finance expenses on its borrowings. The volume of business of Bank Hapoalim (Cayman) Ltd. ("Cayman") (in which the Company has a 49% interest) has contracted as a result of a planned decrease in business activities of that company and, consequently, the earnings of the company declined. Teledata experienced a significant increase in sales in 1991 which resulted from a large increase in business in Europe, particularly in Germany.

     In 1991, the Company sold its shares of Clal (Israel) Ltd. resulting in a pre-tax gain amounting to $4.6 million ($1.4 million, net of taxes and minority interest).

     Other expenses declined in 1991 from 1990 primarily as a result of a reduction in headquarters expenses in both the New York and Tel Aviv offices, as well as a reduction of expenses incurred by the Company's Israeli finance subsidiaries.

     Translation gains and losses in 1990 and 1991, respectively, resulted from the effect of devaluations which approximated 4% and 11%, respectively.

     The decrease in the effective income tax rate to 75% in 1991 (net of utilization of tax loss carryforwards) from 82% in 1990 resulted from changes in the components of taxable income, changes in tax rates relating to previously recorded deferred income taxes and reported losses of certain subsidiaries for which no tax benefits were available.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1993, the Company had cash and cash equivalents totalling approximately $2 million and Ampal had bank lines of credit totalling $10 million. Any new investments which the Company may make are likely to be funded from the Company's internal cash flow, a portion of the net proceeds of the Offerings or bank borrowings.

     At September 30, 1993, the Company's debt to equity ratio was 2.21 to 1. At December 31, 1992, the Company's debt to equity ratio was 1.8 to 1 as compared with 2.7 to 1 at December 31, 1991. The ratios of earnings to combined fixed charges and preferred stock dividends for the years 1988, 1989, 1990, 1991, 1992 and the nine months ended September 30, 1993 were 1.10:1, 1.02:1, 1.12:1, 1.08:1, 2.18:1 and .97:1, respectively.

     Deposits receivable have continued to decline since 1990 as a result of repayments. During the first nine months of 1993, the decrease in cash and cash equivalents and debentures payable was mainly attributable to the early redemption of $9.3 million of high interest-bearing debentures which Ampal called in this period and to new investments made during the period.


     Since 1989, Ampal has called for early redemption an aggregate of approximately $120 million principal amount of debentures, which includes $9.3 million called during the first nine months of 1993. In 1992, debentures were redeemed or paid at maturity in the principal amount of $54.7 million, of which the early redemption of high interest-bearing debentures amounted to $39.4 million. Since September 30, 1993, Ampal has made optional redemptions of approximately $5.1 million of its 8% to

10% debentures maturing in 2000. In 1994, Ampal intends to make further optional redemptions of approximately $9.1 million of its 8% to 10% debentures maturing in 2000 and approximately $6.5 million of its debentures which mature in 1996 and bear interest at a variable rate, presently 7.5%. These redemptions will be funded from internal cash flow, a portion of the net proceeds of the Offerings or bank borrowings. At September 30, 1993, Ampal had $52 million aggregate principal amount, net of discounts, of its debentures outstanding which are scheduled to mature by 2003, including debentures which may be called for early redemption. Most of these debentures bear interest at fixed rates ranging from 10% to 13%. Of the $52 million of Ampal's outstanding debentures, $21.4 million principal amount, net of discounts, of non-callable debentures are scheduled to mature between January 1, 1994 and December 31, 1996. A portion of such debentures may be presented to Ampal for payment prior to scheduled maturity. An additional $47 million principal amount of the Company's outstanding debentures were issued by an Israeli subsidiary and are secured by $49 million of deposits with Hapoalim. The cash flow from these deposits is matched to scheduled payments of principal and interest on the Israeli subsidiary's debentures. The aggregate $99 million principal amount, net of discounts, of the Company's outstanding debentures represents $120.6 million aggregate principal amount payable upon maturity. In addition to such debentures, at September 30, 1993, the Company had $108 million of notes and loans payable, $46.5 million of which represents the unpaid balance of the Company's borrowings used to finance Ophir's investment in Industrial Buildings. In addition, at September 30, 1993, the Company had deposits and notes and loans receivable aggregating $124.5 million with varying interest rates and maturities. Repayment of these deposits and notes and loans receivable is guaranteed by Hapoalim.



     In January 1994, the Company invested approximately $66,000 for 50% of the equity of, and made a loan of $1.0 million to, MDF. MDF is a joint venture between the Company and a subsidiary of Etz Lavud Ltd., a publicly-owned Israeli lumber manufacturer. MDF intends to establish a plant in Israel to manufacture medium density fiber products for the construction and furniture industries. Ophir has recently agreed, subject to the receipt of certain governmental and other approvals, to make equity investments and loans totalling approximately $2.5 million, for a 16.7% interest in each of three new Israeli companies formed to acquire certain commercial real estate holdings of a major Israeli cooperative wholesale supply company.


     As of September 30, 1993, the Company had issued guarantees on certain outstanding loans to its investees in the aggregate principal amount of $13.3 million, and had made additional commitments to lend up to $13.2 million to investees and to guarantee up to $8.2 million of obligations of investees.

     In the first quarter of 1993, Ophir, which is now 42.5% owned by the Company, participated in the purchase from the Government of Israel of 51.3% of the shares in Industrial Buildings, the largest owner/lessor of industrial buildings in Israel. The remainder of the shares of this company are held by the public. Ophir's approximately $50 million investment in Industrial Buildings was financed primarily by borrowings from two unrelated banks. Approximately $12 million of this debt matures in 1994. Under the loan agreement relating to the Industrial Buildings investment, any amount distributed as a dividend by Industrial Buildings must first be applied to repay then due borrowings. Ophir and another Hapoalim affiliate that participated in the purchase, have pledged their interest in the holding company that purchased the Industrial Buildings shares, as well as the Industrial Buildings shares themselves, to secure borrowings of Ophir and that Hapoalim affiliate from an unaffiliated bank. Industrial Buildings shares held by the holding company, also collateralize a loan made by Hapoalim to another unaffiliated participant in the purchase. There are cross-default provisions which would require acceleration of Ophir's repayment obligations and, potentially, could cause foreclosure on the Industrial Buildings shares if any of the other participants were to default on their loans. See "Certain Transactions." Ophir owns an equivalent 12.8% of the equity of Industrial Buildings.


     Between January 1 and November 1, 1993, the Company acquired interests in five companies (including additions to existing holdings) for an aggregate of $60.7 million (including an investment of approximately $50 million by Ophir, then a consolidated subsidiary, in Industrial Buildings).

                                    BUSINESS

     The Company acquires interests in businesses located in the State of Israel or that are Israel-related. The Company has diversified interests in the following sectors: hotels and leisure-time, real estate, energy distribution, basic industry, high technology and communications.

     Ampal was founded prior to the establishment of the State of Israel as part of the effort of the Jewish community in Palestine to provide resources for and benefit from the growth of its economy. Ampal has participated in the economic development of Israel by providing capital and management to commercial, banking, credit, industrial and agricultural enterprises located in Israel or that are Israel-related. Ampal intends to continue to adhere to its historical policy of focusing its business interests on long-term holdings in Israel-related enterprises.

     Prior to 1989, Ampal was primarily engaged in making loans to businesses in Israel through its industrial banking subsidiaries and, to a lesser extent, investing in Israeli companies. Because of changes in the relationship between interest rates in the United States and in Israel in the late 1980s, the Company discontinued this lending activity, and in 1990 substantially all of the loan portfolios of its industrial banking subsidiaries were sold to Hapoalim.

     The following chart lists the investments of the Company (without deduction for minority interest) and the total amount invested by the Company, exclusive of shareholders' loans and guarantees, the carrying value of the Company's interest therein as of December 31, 1992 and September 30, 1993 and, if the shares of such investee are publicly traded, the quoted market value of the Company's interest therein as of December 31, 1992, September 30, 1993 and November 1, 1993. Quoted market values do not necessarily reflect amounts that could be realized on a sale of all or part of the Company's interest.

                                                                  CARRYING VALUE                  QUOTED MARKET VALUE(1)
                                                      ---------------------------------------  ----------------------------
                                                                 DECEMBER 31,   SEPTEMBER 30,  DECEMBER 31,   SEPTEMBER 30,
    INDUSTRY SEGMENT                                    COST         1992           1993           1992           1993
- ----------------------------------------------------  ---------  -------------  -------------  -------------  -------------
                                                                                 (IN THOUSANDS)
HOTELS AND LEISURE-TIME
  Moriah Hotels Ltd.................................  $   4,011    $  18,681      $  18,994      $  --          $  --
  Coral World International Limited.................      7,771        9,912          9,653         --             --
  Country Club Kfar Saba Ltd........................          3         (976)        (1,082)        --             --
REAL ESTATE, FINANCE AND OTHER HOLDINGS
  Industrial Buildings Corporation Ltd. (Mivnei
    Taasiya Ltd.)(2)................................     51,338       --             50,617         --             57,718
  Bay Heart Limited (Lev Hamifratz Limited).........      1,080        2,556          1,514         --             --
  Bank Hapoalim (Cayman) Ltd........................      9,332       21,579         21,870         --             --
  Etz Vanir Ltd. and Yakhin Mataim Ltd..............      1,034          793            793         --             --
  Am-Hal Limited....................................      1,223        1,535            730         --             --
  Ampal (Israel) Ltd.(3)............................      4,362        9,526          9,040         --             --
  Ophir Holdings Ltd.(2)(3).........................        560        5,718          3,909         --             --
  Ampal Development (Israel) Ltd.(3)................      7,028       18,334         19,461         --             --
  Nir Ltd...........................................        885        4,160          4,930         --             --
  Ampal Financial Services Ltd......................      1,290       10,239         11,421         --             --
ENERGY DISTRIBUTION
  Granite Hacarmel Investments Ltd..................      2,024       28,233         31,242         44,545         46,207
BASIC INDUSTRY
  Pri Ha'emek (Canned and Frozen Food) 88 Ltd.......      3,000        2,805          2,675         --             --
  Paradise Mattresses (1992) Ltd....................      4,317       --              4,484         --             --
  Carmel Container Systems Ltd......................      2,241        2,451          2,973          3,150          4,284
  Orlite Engineering Company Ltd....................        743        2,290          2,318          2,987          4,217
  Davidson-Atai Publishers Ltd......................        271       --                248         --             --
HIGH TECHNOLOGY AND COMMUNICATIONS
  Teledata Communication Ltd.(2)....................        828        9,140         10,362         37,814         48,379
  Mercury Interactive Corporation...................      1,478        1,478          1,478         --             --
  DSP Group, Inc.(2)................................      3,241        1,996          3,241         --             --
  DSP Telecommunications Ltd........................      1,000        1,000          1,000         --             --
  Idan Software Industries I.S.I. Ltd...............      3,481       --              3,481         --              4,229


                                                      NOVEMBER 1,
    INDUSTRY SEGMENT                                      1993
- ----------------------------------------------------  ------------
HOTELS AND LEISURE-TIME
  Moriah Hotels Ltd.................................   $   --
  Coral World International Limited.................       --
  Country Club Kfar Saba Ltd........................       --
REAL ESTATE, FINANCE AND OTHER HOLDINGS
  Industrial Buildings Corporation Ltd. (Mivnei
    Taasiya Ltd.)(2)................................       60,786
  Bay Heart Limited (Lev Hamifratz Limited).........       --
  Bank Hapoalim (Cayman) Ltd........................       --
  Etz Vanir Ltd. and Yakhin Mataim Ltd..............       --
  Am-Hal Limited....................................       --
  Ampal (Israel) Ltd.(3)............................       --
  Ophir Holdings Ltd.(2)(3).........................       --
  Ampal Development (Israel) Ltd.(3)................       --
  Nir Ltd...........................................       --
  Ampal Financial Services Ltd......................       --
ENERGY DISTRIBUTION
  Granite Hacarmel Investments Ltd..................       52,416
BASIC INDUSTRY
  Pri Ha'emek (Canned and Frozen Food) 88 Ltd.......       --
  Paradise Mattresses (1992) Ltd....................       --
  Carmel Container Systems Ltd......................        5,922
  Orlite Engineering Company Ltd....................        4,832
  Davidson-Atai Publishers Ltd......................       --
HIGH TECHNOLOGY AND COMMUNICATIONS
  Teledata Communication Ltd.(2)....................       49,243
  Mercury Interactive Corporation...................        8,384
  DSP Group, Inc.(2)................................       --
  DSP Telecommunications Ltd........................       --
  Idan Software Industries I.S.I. Ltd...............        5,104

- ---------------
(1) Based on closing sale price (or if none, the last quoted price) as reported on the TASE, except for Teledata and Mercury whose market values are based on the closing sale price of such companies' shares as quoted on the NASDAQ NMS, Idan whose market value is based on the mean between the bid and ask prices of its shares as quoted on NASDAQ and Carmel whose market value is based on the closing sale price of its shares as quoted on the AMEX. For those securities traded in Israel, aggregate quoted market value is based upon an exchange rate of $1.00 = NIS 2.934.

(2) Does not give effect to the November 1993 private placement of shares in Ophir and the consequent deconsolidation of Ophir. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Results of Operations" and "Business."

(3) Carrying value excludes investee's share in the equity in earnings of its subsidiaries and affiliates.

INVESTMENT IN ISRAEL

     An important objective of Ampal is to make investments in companies which take advantage of growth in Israel's domestic economy. The Israeli economy has expanded appreciably over the past three years. During calendar years 1990 through 1992, GDP increased by 5.8%, 6.2%, and 6.6%, respectively. In the first half of 1993, gross domestic product increased by approximately 1.3%. From 1990 through 1992 the population of Israel increased from 4.6 million to approximately 5.2 million, primarily due to immigration from the former Soviet Union. Tourism has also grown, with the number of tourists arriving in Israel in 1992 increasing to approximately 1.5 million from approximately 1 million in 1991. During the first six months of 1993, approximately 800,000 tourists visited Israel.

     Inflation and exchange rates have remained relatively stable. Between December 31, 1990 and December 31, 1992, the Israeli annual inflation rate decreased from 17.6% to 9.4% while the NIS-dollar exchange rate increased from
2.05 to 2.76. For the first nine months of 1993 the inflation rate was 8.0% and at September 30, 1993 the rate of exchange was one dollar for 2.86 NIS. The unemployment rate in Israel also has remained relatively stable increasing from 9.6% in 1990 to 11.2% in 1992 and decreasing to 9.7% at June 30, 1993. See "Conditions in Israel."

     Ampal believes that progress in the peace negotiations between Israel, the Palestinians and certain Arab states may improve the economic climate in the region, benefit the Company's investees and create additional investment opportunities. See "Conditions in Israel."

INVESTMENT STRATEGY

     In determining whether to acquire an interest in a specific company, the Company considers quality of management, qualification of investment partners, potential return on investment, projected cash flow, market share and growth potential. Ampal is presented with numerous investment opportunities on an on-going basis. The Company invests in only a small percentage of these opportunities.


     Ampal generally seeks to acquire and maintain a sufficient equity interest in a company to permit it, on its own or with investment partners, to have a significant influence in the management and operation of that company. The Company seeks investment partners who have expertise in the business in which an investment is being made or whose operations and associations provide the investee company with additional markets, sources of supply, financing or other competitive advantages. Frequently, the Company enters into arrangements with its investment partners or with the company in which it is investing in order to ensure board representation or other rights relating to its investments. Hapoalim, the largest bank in Israel, is Ampal's controlling shareholder. Members of the Hapoalim group of companies, including Investment Company of Bank Hapoalim Ltd., sometimes invest jointly with the Company.


     The Company emphasizes long-term appreciation over short-term returns and liquidity. The Company often makes a nominal equity investment accompanied by more significant loans or loan guarantees with the intention that cash flow from operations of the investee company will repay its loans.

HOTELS AND LEISURE-TIME

  MORIAH HOTELS LTD.

     Moriah is the largest hotel chain in Israel based both upon the number of rooms and the number of locations.

     The following chart provides certain information with respect to hotels Moriah owns or operates:

                                             NO. OF        MORIAH'S
     LOCATION              CATEGORY           ROOMS        INTEREST
- -------------------  --------------------  -----------  --------------
     Jerusalem              Luxury                295        Owns
       Eilat                Luxury                325        Owns
     Dead Sea               Luxury                200        Owns
     Tel Aviv               Luxury                350     Leases(1)
     Tiberias               Luxury                270     Leases(2)
     Dead Sea            First Class              195     Manages(3)
  Zichron Yaakov           Economy                110     Manages(4)
     Nazareth              Economy                110     Manages(4)
      Maalot               Economy                110     Manages(4)

- ---------------

(1) Net lease which expires in 1996.

(2) Net lease which expires in 2001.

(3) Management agreement which expires in 1995.

(4) No formal management agreement has yet been signed.

     Moriah's competitive position has been enhanced by operating out of more locations than any other chain in Israel, improving its facilities and providing high quality service to its guests. During 1992, Moriah spent approximately $15.4 million on improvements and renovations, approximately 87% of which was spent on the completion of a major expansion of the Moriah Eilat Hotel. The total cost of the Eilat project was approximately $32 million, of which approximately $7 million was recouped through government grants. Among the improvements were the addition of a new wing containing 150 guest rooms, three new restaurants, an entertainment lounge, two new swimming pools and new public spaces. The hotel was reopened in August 1992.


     Following net losses in 1990 and 1991, Moriah returned to profitability in 1992. Tourist arrivals increased in Israel by approximately 50% in 1992 as compared to 1991. Moriah's occupancy rate increased from 57% in 1991 to 74% in 1992 (in both years, excluding Moriah Eilat) and to 77% in 1993 (excluding the three economy hotels which came under Moriah management in 1993). In 1991, the occupancy rates in Moriah's hotels were much lower as a result of the reduction in tourism to Israel during the Persian Gulf crisis and its aftermath. The average occupancy rate in the Israeli hotel industry during 1992 was 67.6%.


     Moriah's competitive position could be adversely affected by economic changes in foreign countries, construction of new hotels in locations which compete with Moriah's hotels or political or military unrest in Israel or other areas of the Middle East. As a result of the significant rise in tourism in Israel, additional hotels have been constructed and competition is expected to intensify.


     Moriah employed approximately 1,750 persons as of December 31, 1993.


     The Company owns 46% of Moriah. Its interest was diluted in 1992 from 57.5% to 46% when an affiliate of Hapoalim invested $12.5 million in exchange for 20% of the equity in Moriah.

     Set forth below is selected summary financial data of Moriah for its last three fiscal years:

                                                                               SEPTEMBER 30,
                                                                      -------------------------------
                                                                        1990       1991       1992
                                                                      ---------  ---------  ---------
                                                                              (IN THOUSANDS)
Total assets........................................................  $  39,142  $  42,556  $  58,836
Liabilities.........................................................     10,796     18,152     18,987
Shareholders' equity................................................     28,346     24,404     39,849
Revenues............................................................     34,477     27,368     43,226
Income (loss) before income taxes...................................        (14)    (3,954)     2,945
Net income (loss)...................................................       (318)    (3,942)     2,945

     The Moriah-owned Dead Sea hotel is located on the shore of a pool adjacent to the Dead Sea. Because of industrial activities at the pool, its water level has been rising to levels that threaten the hotel structure. Moriah is currently in litigation with respect to the costs of protective measures and other related matters.

  CORAL WORLD INTERNATIONAL LIMITED

     Coral World, which is 50%-owned by the Company, owns or controls marine parks in Eilat (Israel), St. Thomas (United States Virgin Islands), Nassau (Bahamas) and Perth and Manly (Australia) and a 22 villa luxury hotel in Nassau (Bahamas). In addition, Coral World provides consulting services to an unrelated group of investors regarding construction of an underwater facility in the Pacific Rim. The Company's marine parks, other than those in Australia, are located within or next to coral reefs and visitors at these parks view marine life in its natural coral habitat through large underwater windows. Coral World's marine parks in Perth and Manly, Australia allow visitors to walk through transparent acrylic tubes on the bottom of a man-made aquarium surrounded by marine life.


     In 1992 Coral World's parks (including the Manly aquarium which was not acquired until March 1992) had a total of approximately 1.2 million visitors. In addition to admission charges, Coral World's food and beverage concessions and retail outlets are a significant revenue source. Coral World expects to build, acquire or manage new facilities in the future. As of September 30, 1993, Ampal is committed to loan to Coral World up to approximately $6.2 million, subject to adjustment based upon the United States consumer price index, with respect to new projects which must be approved by Ampal. Coral World employed a total of 275 persons as of December 31, 1993.


     Set forth below is selected summary financial data of Coral World for its last three fiscal years:

                                                                               DECEMBER 31,
                                                                      -------------------------------
                                                                        1990       1991       1992
                                                                      ---------  ---------  ---------
                                                                              (IN THOUSANDS)
Total assets........................................................  $  23,003  $  25,753  $  29,689
Liabilities and minority interest...................................      7,405     10,170     11,835
Shareholders' equity................................................     15,598     15,583     17,854
Revenues............................................................     14,434     13,139     17,441
Income before income taxes..........................................      1,209         81        742
Net income (loss)...................................................        756        (75)       701

  COUNTRY CLUB KFAR SABA LTD.

     Country Club Kfar Saba Ltd. ("Kfar Saba") operates a country club facility (the "Club") in Kfar Saba, a town north of Tel Aviv. Kfar Saba holds a long term lease to the real property on which the Club is situated. The Club's facilities include swimming pools, tennis courts and a clubhouse.

     During 1992 and 1993, the Club had approximately 2,000 member families and operated at capacity. The construction cost of the Club was $5.2 million, which was financed principally with debt which is expected to be repaid by 1997. Kfar Saba's revenues are principally attributable to annual memberships.

     The Company owns 51% of Kfar Saba and the remaining 49% is owned by an unrelated party. The Company has guaranteed up to $2.4 million of Kfar Saba's lease obligations. Kfar Saba and another investor are each 50% owners of a project to construct a second country club in nearby Hod Hasharon. Construction began during 1993 and is expected to be completed in the first half of 1994. Kfar Saba's investment is expected to be approximately $1.7 million.

REAL ESTATE, FINANCE AND OTHER HOLDINGS

     In Israel, most land is owned by the Israeli Government. In this Prospectus, reference to ownership of land means either direct ownership of land or a long-term lease from the Israeli Government, which is in most respects regarded in Israel as the functional equivalent of ownership. It is the Israeli Government's policy and practice to renew its long-term leases (which usually have a term of 49 years) as a matter of course upon their expiration.

  INDUSTRIAL BUILDINGS CORPORATION LTD. (MIVNEI TAASIYA LTD.)

     Industrial Buildings, Israel's largest owner/lessor of industrial property, is engaged principally in the development and construction of buildings in Israel for industrial and commercial use and in project management. Industrial Buildings carries out infrastructure development projects for industrial and residential purposes, principally for a number of government agencies and authorities. Industrial Buildings hires and coordinates the work of contractors, planners and suppliers of various engineering services.

     Industrial Buildings owns approximately 10.7 million square feet of space in industrial buildings throughout Israel (including approximately 10% in the administered territories). It owns both multi-purpose buildings and built-to-suit buildings which are constructed in accordance with the specific requirements of tenants. In certain cases, there is an option in the tenant's favor to purchase the leased property, and, in the case of most built-to-suit properties, a commitment on the part of the tenant to purchase the property. Industrial Buildings also owns approximately 115 acres of vacant land for industrial purposes throughout Israel.


     The buildings which are owned by Industrial Buildings are leased to approximately 1,800 lessees under net leases having terms of up to ten years. See "Conditions in Israel--Certain Israeli Real Estate Tax Matters" for a discussion of Israeli real estate tax considerations that may be applicable to certain real property leases of Industrial Buildings. The average vacancy rate in buildings owned or leased by Industrial Buildings was approximately 7% at September 30, 1993.


     Industrial Buildings' plans include building a project in the Tel Aviv area comprising approximately 400 apartments, a commercial center of approximately 43,000 square feet, an office building of approximately 25,000 square feet and parking facilities of approximately 646,000 square feet. Industrial Buildings has also entered into agreements with a fuel company and an Israeli supermarket chain for the joint development of properties.


     Industrial Buildings was founded as an Israeli Government company in 1961. In 1988, Industrial Buildings first offered its shares to the public and its shares are traded on the TASE. In 1993, the Government of Israel privatized the company by selling its 51.3% stake in Industrial Buildings. Since the privatization, Industrial Buildings has focused on improving results by decreasing staff and overhead costs and aggressively negotiating lease renewal terms. A holding company in which Ophir has a 25% equity interest and 23.2% voting interest purchased the Government's interest in Industrial Buildings. Ophir's investment in the holding company is approximately $50 million. Ampal owns 42.5% of Ophir. Industrial Buildings has announced a policy to distribute as a dividend not less than 60% of each year's earnings during the period 1993 through 1996. In January 1994, Industrial Buildings distributed as a dividend approximately NIS 195 million to its shareholders, which was funded with a portion of NIS 244 million of long-term debt.

     Ophir's interest in the holding company and the holding company's interest in Industrial Buildings are subject to foreclosure in the event of a default by any of the investors under the bank credit agreements entered into in connection with the acquisition. See "Certain Transactions." Any amounts distributed as a dividend by Industrial Buildings are required to be applied first to pay then due borrowings.


     Industrial Buildings had a staff of approximately 42 permanent employees as of December 31, 1993.


     Set forth below is selected summary financial data of Industrial Buildings for its last two fiscal years presented in adjusted NIS as of December 31, 1992 in accordance with Israeli GAAP:

                                                                            DECEMBER 31,(1)
                                                                  ------------------------------------
                                                                        1991               1992
                                                                  -----------------  -----------------
                                                                             (IN THOUSANDS)
Total assets....................................................  NIS     1,153,370  NIS     1,180,708
Liabilities.....................................................            376,131            447,805
Shareholders' equity............................................            777,239            732,903
Revenues........................................................             94,997            106,816
Income before income taxes......................................             44,133             53,919
Net income......................................................             32,215             35,449

- ---------------

(1) NIS financial statements for Industrial Buildings are presented elsewhere in this Prospectus. Since Industrial Buildings has historically reported its financial results in NIS under Israeli GAAP, dollar financial statements in accordance with U.S. GAAP are unavailable. For information related to Industrial Buildings' nominal (historical) financial statements and a reconciliation to United States GAAP, see Note 25 to Industrial Buildings' financial statements.

  BAY HEART LIMITED (LEV HAMIFRATZ LIMITED)

     Bay Heart was established in 1987 to develop and lease a shopping mall (the "Mall") in the Haifa Bay area. Haifa is the third largest city in Israel. The Mall, which opened in May 1991, is a modern three story facility with approximately 279,760 square feet of rentable space. The Mall is located at the intersection of two major roads and provides a large mix of retail and entertainment facilities including seven movie theaters. Approximately 37,500 square feet of the Mall are occupied by Supersol Ltd., one of the two largest Israeli supermarket chains, and the parent of a co-investor in Bay Heart. Shekem Department Stores, a major Israeli department store, is the other anchor tenant under a net lease for approximately 57,600 square feet of retail and approximately 17,750 square feet of storage and other space expiring in 2001. Approximately 98% of the Mall premises is now occupied, primarily under two-year leases, except for anchor tenants.

     The total cost of the Mall was approximately $53 million which was financed principally with debt. The Company has guaranteed approximately $12.6 million of Bay Heart's borrowings.


     Bay Heart is negotiating with the Port and Railway Authority for Bay Heart to build a station for a suburban railway line adjacent to the Mall which will provide direct access to the Mall. If negotiations are successful and necessary approvals are obtained, Bay Heart's investment in that project is expected to be approximately $1.2 million. Bay Heart is also negotiating the purchase, for approximately $1.6 million, of a 50% interest in a partnership to purchase property in the vicinity of the Mall for the purpose of developing a commercial center. The Company owns 37% of the shares of Bay Heart.


     Set forth below is selected summary financial data of Bay Heart for its fiscal years 1991 and 1992:

                                                                                      DECEMBER 31,
                                                                                  --------------------
                                                                                   1991(1)     1992
                                                                                  ---------  ---------
                                                                                     (IN THOUSANDS)
Total assets....................................................................  $  54,461  $  52,506
Liabilities.....................................................................     53,438     45,605
Shareholders' equity............................................................      1,023      6,901
Revenues........................................................................      4,281      7,048
Income (loss) before income taxes...............................................     (1,890)     6,114
Net income (loss)...............................................................     (1,890)     5,878

- ---------------

(1) The Mall became fully operational in May 1991.

     An assessment was made against Bay Heart by the Israeli tax authorities for the payment of approximately $11.5 million based on taxes claimed due on certain long term leases entered into by Bay Heart. Bay Heart's appeal of the assessment is pending. Based on legal advice, Bay Heart's management believes that Bay Heart will not be liable for these taxes. See "Conditions in Israel--Certain Israeli Real Estate Tax Matters."

  BANK HAPOALIM (CAYMAN) LTD.


     Cayman is a bank holding company which owns Hapoalim (Latin America) Casa Bancaria S.A.("Casa Bancaria"), an Uruguayan commercial bank, invests in Israeli and other mutual funds and administers a small loan portfolio. Cayman is currently in negotiations with an unrelated bank regarding the sale of 50% of Casa Bancaria at a price based upon the net equity of Casa Bancaria at December 31, 1993. For the year ended December 31, 1992, Cayman's net income amounted to approximately $1.5 million. In recent years, other than in 1992, Cayman has paid out a significant portion of its retained earnings as dividends to its two shareholders, causing a contraction in its size and volume of activity. It intends to continue to pay dividends from its retained earnings in the future. Ampal owns 49% of the outstanding shares of common stock of Cayman, and Hapoalim owns the remaining 51%. Ampal also owns $2 million of 7% preferred shares of Cayman and an equivalent amount is expected to be issued to Hapoalim for $2 million. See "Certain Transactions." In 1992, Cayman did not pay a dividend on its common stock but paid the required dividend on its 7% preferred shares. In 1993, Cayman paid a $4 million dividend on its common stock and the required dividend on its 7% preferred shares.


  AMPAL (ISRAEL) LTD.

     Ampal (Israel) Ltd., a wholly owned subsidiary of Ampal, owns an approximately 57,000 square foot commercial property located in Tel Aviv. A portion of this property is net leased to Hapoalim and another portion is net leased to Moriah. See "Certain Transactions." Ampal (Israel) Ltd. also acts as a holding company for other investments discussed elsewhere in this Prospectus.

  OPHIR HOLDINGS LTD.


     Ophir is a holding company that holds interests in Teledata, Industrial Buildings, DSP Group and DSP Telecommunications. These companies are discussed elsewhere in this Prospectus. In addition, Ophir has also made investments in two unaffiliated mutual funds and a newly-formed biotechnology company and has recently agreed, subject to the receipt of certain governmental and other approvals, to make an investment in each of three new Israeli companies formed to acquire certain commercial real estate holdings of a major Israeli cooperative wholesale supply company. The aggregate purchase price for this commercial real estate is expected to be approximately $52.5 million and is expected to be financed principally with mortgage loans which may be guaranteed in whole or in part by the shareholders. Development costs of the properties may also be paid or guaranteed by the shareholders.



     Ophir owns, through a wholly owned subsidiary, nine real estate properties located in Israel aggregating approximately 179,700 square feet. Three of these properties are net leased to Hapoalim or its subsidiaries. See "Certain Transactions." For a discussion of Israeli real estate tax considerations that may be applicable to certain real property leases of Ophir, see "Conditions in Israel--Certain Israeli Real Estate Tax Matters."


     Until November 1993, Ampal owned 60% of the voting shares and 49.4% of the equity interest in Ophir, and the balance was owned by a Hapoalim affiliate. In November 1993, the two shareholders' interests in Ophir were equalized. Concurrently, 15% of the shares in Ophir were issued to another Hapoalim affiliate for approximately $10.2 million. As a result of these transactions, Ophir is now 42.5% owned by Ampal, its results will not be consolidated in the Company's financial statements for any reporting periods after September 30, 1993 and the Company will record a gain on issuance of shares of approximately $3.1 million (approximately $2 million after taxes). See "Management's
                                       28

Discussion and Analysis of Financial Condition and Results of
Operations--Results of Operations" and "Certain Transactions."


     Ophir intends to develop on property owned by it in Israel, approximately 60,300 square feet of office and commercial space and approximately 59,200 square feet of parking space. The estimated cost of this project is $5.0 million.


  ETZ VANIR LTD. AND YAKHIN MATAIM LTD.

     Both Etz Vanir Ltd. ("Etz Vanir") and Yakhin Mataim Ltd. ("Yakhin Mataim") cultivate orange, grapefruit, clementine, lemon and avocado groves in Israel pursuant to various long-term land leases which, including renewal options, do not expire until the mid-21st century. These properties are located near the city of Netanya between an existing and a proposed highway. Approximately 1,200 acres are presently under cultivation by these two companies. The majority of their crops is exported.

     Ampal owns 50% of the equity of Etz Vanir and Yakhin Mataim. The remaining 50% of the equity of these companies is owned by Yakhin Hakal Ltd. ("Yakhin Hakal"), a company which is not related to Ampal, which manages their operations. Because of a dispute between Ampal and Yakhin Hakal regarding the operating agreement for the companies, the Company has requested that an Israeli court declare the agreement null and void, and in its response Yakhin Hakal has stated that the companies owe it approximately $2.5 million for services it has rendered to the companies. This litigation is pending.

  AM-HAL LIMITED


     Am-Hal Limited ("Am-Hal") has developed and operates a luxury senior citizens center in Rishon Lezion, a city located approximately 10 miles from Tel Aviv. The senior citizens center, which was completed in March 1992, includes 160 apartments of which 65% are occupied, an 80-bed geriatric ward which is fully occupied, a swimming pool and other recreational facilities. The geriatric ward is leased by Am-Hal to a non-affiliated health care provider until 2002. Rental payments are based upon the profits of the geriatric ward.


     The Company and a subsidiary of The Israel Corporation, a major Israeli company, each own 50% of Am-Hal. The aggregate cost of the center was approximately $21 million, and was financed principally by loans made or guaranteed by the shareholders and refundable tenant deposits. In addition, the Company has agreed to indemnify The Israel Corporation for up to $12 million in the event that The Israel Corporation is required to repay deposits that were received by Am-Hal from residents.

  AMPAL DEVELOPMENT (ISRAEL) LTD., NIR LTD. AND AMPAL FINANCIAL SERVICES LTD.

     Ampal Development (Israel) Ltd. ("Ampal Development (Israel)"), Nir Ltd. ("Nir") and Ampal Financial Services Ltd. ("Ampal Finance" and together with Ampal Development (Israel) and Nir, the "Holding Companies"), each of which is wholly-owned by the Company, are engaged in the business of financing acquisitions by the Company and holding and leasing commercial real estate in Israel. Prior to 1989, these companies had acted primarily as lenders, and their financing activities were the principal activities of the Company. In 1990, the Holding Companies sold substantially all their loan portfolios to Hapoalim, and they relinquished their banking licenses. The Holding Companies still service certain loans made by them prior to their ceasing lending activity which are guaranteed by Hapoalim. See "Certain Transactions."

     Ampal Development (Israel) owns five commercial properties located in Israel aggregating approximately 36,900 square feet. Four of these properties are net leased to Hapoalim. Nir owns four commercial properties located in Israel aggregating approximately 17,750 square feet. Three of these properties are net leased to Hapoalim. Ampal Finance owns two commercial properties located in Israel aggregating approximately 7,250 square feet. Both of these properties are net leased to Hapoalim. See "Certain Transactions." For a discussion of Israeli real estate tax considerations that may be applicable to certain real property leases of the Holding Companies, see "Conditions in Israel--Certain Israeli Real Estate Tax Matters."

     The Holding Companies hold interests in other companies discussed elsewhere in this Prospectus and also make loans to these and other investees in furtherance of their businesses.


     Ampal Development issued debentures which are publicly traded on the TASE. An aggregate of approximately $43.1 million of these debentures were outstanding as of December 31, 1993. Ampal Development has deposited with Hapoalim funds sufficient to pay all principal and interest on these debentures.


ENERGY DISTRIBUTION

  GRANITE HACARMEL INVESTMENTS LTD.

     Granite owns the Sonol group of companies, the third largest Israeli distributor of refined petroleum products. Supergas, a wholly-owned subsidiary of Granite, is the third largest marketer and distributor in Israel of liquified petroleum gas. Through its subsidiaries, Granite also manufactures and markets lubricating oils and automotive batteries.


     As of December 31, 1993, Sonol supplied gas to 149 gas stations in Israel, of which 106 are owned by or leased on a long-term basis to Sonol. The Sonol group sold approximately 1.6 million and 1.8 million metric tons of refined petroleum products and lubricating oils in 1991 and 1992, respectively, representing approximately 24.7% and 25.7% of the total sales of such products in Israel by the three major fuel companies in Israel during these years.


     Prior to 1988, Sonol and the other two major fuel companies had a monopoly in the importation of oil into and the distribution of gasoline, fuel oil and diesel in Israel. Since 1988, the Israeli government has licensed new fuel companies and also recently allowed Oil Refineries Ltd., the sole oil refinery operator in Israel, and large industrial customers, such as Israel Electric Corp., to engage in the importation of oil. As a result, Granite's sales volume and share in the refined petroleum products market have declined and may decline further. Beginning in 1992, the Israeli government also lifted price controls on many of the fuel products sold by Sonol. Moreover, the Israeli Ministry of Energy recently has declared its intention to permit new gas stations to be licensed more quickly and in locations not previously permitted. Although Granite is unable to determine the effect of these changes on future sales volume and profits, their impact may be material.

     In order to attempt to offset the possible adverse effects of reforms in the energy market, Granite continues to emphasize improving efficiency through modernization, selective expansion and staff reductions. Furthermore, Granite expects to pursue a policy of diversification. Recently, Granite established a subsidiary which will invest in real estate projects in Israel. The new subsidiary has contracted to participate in two real estate projects and is studying other opportunities. Granite is also conducting a strategic survey to identify other potential areas of investment.


     In February and October 1992, Granite concluded public offerings of shares and warrants and convertible debentures on the TASE in the amounts of approximately $60 million and $42 million, respectively. In the first half of 1993, warrants to purchase convertible debentures were exercised for an aggregate of approximately $18.8 million. As a result of the public offering of the shares and warrants and the subsequent exercise of a portion of these warrants, the Company's ownership of Granite was diluted from 26% to 21.6%. The Company also owns warrants to purchase additional shares in Granite. Depending upon whether and to what extent the Company and the public exercise their warrants and debenture conversion rights, the Company's ownership of the equity of Granite could be reduced to 12.9%. Prior to the public offerings, the Company entered into an agreement with the other shareholders of Granite which expires February 8, 1998 and which entitles the Company to appoint three out of the 11 members of Granite's board. The Company and these shareholders, who currently collectively own an aggregate of 83.1% of Granite, have also agreed to certain restrictions on transfer and to vote together at general meetings of Granite's shareholders. This agreement is terminable on 120 days' notice if a party (or a related group) acquires more than 43% of Granite's share capital. Recently, one of the parties to the agreement acquired the interest of another and now owns 54% of Granite's share capital. The shareholder and the Company have agreed to negotiate a new or amended agreement and have entered into an interim agreement which provides for the Company's continuing right to designate three members of Granite's board until February 8, 1998 (the stated expiration date of the current agreement), provided that there is no change in control over Ampal. If Ampal ceases to exercise "significant influence" over Granite under applicable accounting principles (which the Company believes it continues to exercise by virtue of its board representation), Ampal will no longer be permitted to account for its holdings in Granite under the equity method of accounting, and the Company's reported earnings could be adversely affected.



     Set forth below is selected summary financial data of Granite for its last three fiscal years:


                                                                              DECEMBER 31,
                                                                  -------------------------------------
                                                                     1990         1991         1992
                                                                  -----------  -----------  -----------
                                                                             (IN THOUSANDS)
Total assets....................................................  $   394,498  $   317,465  $   328,996
Liabilities.....................................................      311,699      241,338      207,047
Shareholders' equity............................................       82,799       76,127      121,949
Revenues........................................................      479,083      409,007      429,982
Income before income taxes......................................       21,891       25,118       28,434
Net income......................................................       12,759       18,779       17,808

     On June 29, 1993, the Controller of Restrictive Trade Practices of the Israeli Ministry of Industry and Commerce issued a determination regarding the exclusive agreements between the Israeli oil marketing companies and filling station operators stating that these agreements violate Israeli antitrust law. In his determination the Controller stated that his ruling would affect approximately 77% of the Sonol stations (which are those stations not owned by Sonol). The Controller postponed the effective date of his decision, and Sonol has filed an appeal. Until there is a decision on the appeal, Granite has slowed its investments in non-owned filling stations. If upheld in its current form, the Controller's determination will be considered prima facie evidence in legal proceedings between station operators and Sonol and may have a material adverse effect on Granite.

BASIC INDUSTRY

  PRI HA'EMEK (CANNED AND FROZEN FOOD) 88 LTD.

     Pri Ha'emek processes and packages frozen vegetables, canned juices and other vegetable and citrus products in Israel and markets its products primarily in Israel and Europe and, to a lesser extent, in North America. Pri Ha'emek has facilities for processing frozen vegetables, citrus and other fruit products and tomatoes and owns a cannery and a freezer plant. Pri Ha'emek also uses a large freezer plant which is partially owned by the Company.

     Pri Ha'emek sells to large retail chains. Its products are marketed in Israel principally under its "Pri Ha'emek" and "Priman" names and elsewhere principally under private label. Pri Ha'emek also does some food processing for other food companies, mainly for export out of Israel. Pri Ha'emek intends to expand its food product lines and to seek agreements for the marketing of its products under other brand names.

     Pri Ha'emek's principal growth market is the domestic Israeli market. Because of the increase in domestic Israeli sales, exports which had accounted for a majority of sales now only account for approximately one-half of its sales. Pri Ha'emek's main product lines have a significant share of the Israeli market.

     Historically Pri Ha'emek has not experienced substantial import restrictions for its products in the overseas markets it serves, but there can be no assurance that trade barriers will not be established in the future that could materially and adversely affect Pri Ha'emek's export businesses.


     Pri Ha'emek employed 97 persons on a full time basis as of December 31, 1993. Pri Ha'emek also employs workers on a temporary basis to assist it with its seasonal needs.


     The Company owns 74.9% of the shares of Pri Ha'emek. Pri Ha'emek has granted to its other shareholder an option to purchase additional shares in Pri Ha'emek at the same price the Company paid for its shares in 1991, and in November 1993, Pri Ha'emek filed a registration statement for an intended initial public offering in Israel on the TASE. As a result of these developments, the Company's interest in Pri Ha'emek may be diluted to 36.14%. If the Company's interest in Pri Ha'emek decreases below 50%, Pri Ha'emek's results will no longer be consolidated with the Company's. Pri
Ha'emek's assets were purchased from another operating entity in 1988 and 1990. The Company and Pri Ha'emek's other shareholder have agreed, among other matters, to appoint directors in proportion to their respective share holdings, to rights of first refusal, to certain restrictions on transfer and to require approval for certain corporate actions.

     Set forth below is selected summary financial data of Pri Ha'emek for its last three fiscal years:

                                                                               DECEMBER 31,
                                                                      -------------------------------
                                                                        1990       1991       1992
                                                                      ---------  ---------  ---------
                                                                              (IN THOUSANDS)
Total assets........................................................  $  29,456  $  32,768  $  35,938
Liabilities.........................................................     28,565     30,525     32,723
Shareholders' equity................................................        891      2,243      3,215
Revenues............................................................     24,781     24,001     31,621
Income (loss) before income taxes...................................     (1,951)    (1,648)       972
Net income (loss)...................................................     (1,943)    (1,648)       972

  PARADISE MATTRESSES (1992) LTD.

     Paradise is a leading manufacturer and distributor of mattresses and fold-out beds in Israel. Paradise manufactures and distributes its mattresses under the brand names "Paradise," "Mefi" and "Sealy." "Sealy" mattresses are manufactured and distributed by Paradise under a ten-year exclusive license covering the Israeli market expiring in 2002 with an option for an additional five-year term. Paradise owns its own manufacturing facilities and employs approximately 100 persons. It distributes mattresses through independent stores and by direct sales to hotels. Paradise commenced business in 1992 when it purchased a 40-year old division of an unrelated company.

     The Company currently owns approximately 85.1% of the share capital of Paradise, approximately half of which was purchased in February 1993 and half of which was purchased in June 1993 for $2 million and $2.3 million, respectively.

  CARMEL CONTAINER SYSTEMS LIMITED

     Carmel is one of the leading Israeli designers and manufacturers of paper-based packaging and related products. Carmel manufactures a varied line of products, including corrugated shipping containers, moisture-resistant packaging, consumer packaging, triple-wall packaging and wooden pallets and boxes.

     The Company estimates that Carmel manufactures approximately 25% of the corrugated board, approximately 85% of the corrugated triple wall, and approximately 35% of the corrugated board packaging in Israel. Carmel's products are marketed to a wide variety of customers for diverse uses, but its principal market is packaging for agricultural products and for the food and beverage industry. Although sales of packaging products to exporters of agricultural products have declined slightly, an increase in domestic sales has compensated for this decline.


     As of December 31, 1993, Carmel employed 670 persons. Carmel has in the past experienced labor difficulties, including a two-week strike in 1992 at one of its plants.



     Recently, Carmel initiated measures to reduce its work force, consolidate certain operations and upgrade certain equipment. Carmel expects to make additional investment in equipment of approximately $12.5 million between 1993 and 1995 for these purposes, of which $5.5 million has already been committed.


     Shares of Carmel are listed for trading on the AMEX under the symbol "KML."

     In July 1992, the Company acquired 20% of the shares of Carmel for approximately $2.2 million. The Company, American Israel Paper Mills Ltd., the largest paper producer in Israel, and Robert Kraft are parties to a shareholders' agreement with respect to their shareholdings (which aggregate approximately 78% of the shares) in Carmel. The agreement includes provisions governing board representation, required votes for specified corporate actions, matters on which the shareholders agree to cooperate and rights of first refusal with respect to the shares owned by the parties. The parties to the shareholders' agreement have also agreed to make available guarantees to third parties of obligations of Carmel. The Company's guarantee obligation, which is currently unused, is limited to $2 million. Carmel has granted to International Forest Products Corporation, an affiliate of Mr. Kraft, a right to supply up to 80% of Carmel's requirements for imported paper and forest products in the ordinary course of Carmel's business and on a competitive basis.

  ORLITE ENGINEERING COMPANY LTD.

     Orlite is one of Israel's largest manufacturer of composite material products for military and civilian applications, including specialized fireproof ammunition storage containers for the Israeli Merkava tank, ballistic helmets for military and police use, outdoor storage boxes for telecommunications, cable and electrical switching equipment and specialized aerospace components.

     Orlite's markets are changing due to spending cuts undertaken by the Israeli Ministry of Defense ("MOD"). As a result, Orlite expects no growth in sales to MOD, which at one point had represented almost 90% of Orlite's sales, and is focusing on sales of its civilian products which have grown in recent years and which Orlite believes will continue to constitute its most important growth segment. In 1992, approximately 50% of Orlite's sales were of military products (reduced from 77% in 1991). The balance were of civilian products.

     Orlite's largest growth products are its composite outdoor storage cabinets which house electrical, cable and telecommunications equipment and are less susceptible to adverse weather conditions than metal cabinets. In 1992, Israel Electric Corp. and Bezeq (the Israeli telephone company) accounted for a substantial portion of Orlite's civilian sales. Orlite seeks to expand its sales base by, among other methods, developing other applications for its technology and exporting its products.


     As of December 31, 1993, Orlite employed 144 permanent workers and 17 temporary workers. Orlite owns its manufacturing facilities.


     The Company owns 31% of the shares of Orlite. Another Hapoalim affiliate owns an identical interest. In May 1992, Orlite concluded a public offering of its shares on the TASE.

  DAVIDSON-ATAI PUBLISHERS LTD.

     Davidson-Atai is a newly established publishing house. As its first project, Davidson-Atai has begun publishing, in Hebrew, the initial volumes of a multi-volume series entitled "The World of the Bible," an illustrated series about the Bible. Davidson-Atai expects to translate this series and publish it abroad. Davidson-Atai distributes its books through subscriptions and book stores.

     The Company owns 22.5% of Davidson-Atai which it purchased for approximately $300,000 in 1993 upon initial capitalization of this company.

HIGH TECHNOLOGY AND COMMUNICATIONS

  TELEDATA COMMUNICATION LTD.

     Teledata designs, develops, manufactures, markets and supports concentrators and multiplexers for incorporation into telephone networks. Multiplexers eliminate the requirement of a single, dedicated connection extending the entire distance from each subscriber's premises to the local exchange. This is accomplished by permitting groups of subscribers to be connected by individual twisted pairs of copper wires to a remote terminal which is connected, in turn, to a central terminal at the local exchange by means of a single link (which may consist of copper cables, fiber optic cables, radio or domestic satellite). A multiplexer can utilize this single link to transmit many conversations simultaneously. Line concentrators enable telephone operating companies to utilize the links from the remote terminal to the central terminal more efficiently by allocating the capacity of these links among a greater number of subscribers.

     Teledata currently produces a single line of multiplexers and line concentrators. Teledata is in the process of developing three new lines of products including those for digital and wireless platforms.


     In addition to Israel, Teledata markets its products in Europe, Asia, South America, Central America and Oceania (Australia and the surrounding islands). Teledata maintains marketing activities in 55 countries, and has installed its equipment in 25 countries. As of December 31, 1993, Teledata employed 187 persons, as compared to 138 at December 31, 1992.


     The sector of the telecommunications industry in which Teledata operates is highly competitive. Teledata competes directly with manufacturers of equipment similar to Teledata's products. Teledata experiences competition from providers of alternative solutions for local loop enhancement.

     Teledata's shares are quoted on the NASDAQ NMS under the symbol "TLDCF."

     In April 1992, Teledata concluded an initial public offering of its securities in the United States. In connection with this offering, the Company sold a portion of its interest in Teledata, and realized a gain on sale of $3.8 million (approximately $1.2 million after taxes and a deduction for minority interest). In addition, this offering resulted in a gain on issuance of shares of $5.8 million (approximately $2.1 million after taxes and a deduction for minority interest). In 1993, the Company recorded a gain of

$1.5 million (approximately $900,000 after taxes) from the sale of an additional portion of its shares of Teledata. As a result of these transactions Ampal's ownership of Teledata was diluted to 2.5% and Ophir's to 19.7%.

     Set forth below is selected summary financial data of Teledata for its last three fiscal years:

                                                                                 DECEMBER 31,
                                                                        -------------------------------
                                                                          1990       1991       1992
                                                                        ---------  ---------  ---------
                                                                                (IN THOUSANDS)
Total assets..........................................................  $   3,463  $  15,690  $  45,570
Liabilities and minority interest.....................................      3,427     11,551      6,059
Shareholders' equity..................................................         36      4,139     39,511
Revenues..............................................................      4,731     17,356     23,003
Income before income taxes............................................        690      4,158      7,027
Net income............................................................        690      3,985      6,728

  MERCURY INTERACTIVE CORPORATION

     Mercury develops, markets and supports a family of Automated Software Quality ("ASQ") products that automate testing and quality assurance for developers of client/server software and systems. By using Mercury's ASQ products, corporate software development organizations, system integrators and independent software vendors can identify software errors, commonly referred to as bugs, more quickly and efficiently than traditional methods allow. This enables developers of software to compress software development cycles, reduce costs and improve software quality.

     Mercury's products are targeted to the workstation and personal computer platforms. Mercury's current ASQ products include those for UNIX/X Windows and for MS Windows, and its announced products include those for multi-user system testing and for Windows NT, OS/2 and Macintosh. Mercury has licensed over 3,000 copies of its ASQ products to over 150 customers worldwide in a broad range of industries.

     The market for ASQ products is relatively new and undeveloped, and Mercury faces competition from several companies in the United States and Europe.

     Mercury is a Delaware corporation with its headquarters in California. Mercury's research and development facility is located in Israel. In October 1993, Mercury completed an initial public offering of its shares. Its shares are quoted on the NASDAQ NMS under the symbol "MERQ." Following the public offering, the Company owns 3.8% of the shares of Mercury which it purchased in March 1992 for approximately $1.5 million.

  DSP GROUP, INC. AND DSP TELECOMMUNICATIONS LTD.

     DSP Group is a leading developer of high performance, cost effective, digital signal processing ("DSP") software and integrated circuits for digital speech products, targeted at the convergence of the personal computer, communications and consumer electronics markets. Digital speech technology provides fundamental advantages over analog speech technology and represents an enabling technology for a broad range of major applications in these markets. DSP Group pioneered the all-digital telephone answering machine market. DSP Group has developed TrueSpeechTM, a proprietary digital speech compression technology, which offers significant advantages over competing technologies and is being positioned as an industry standard. DSP Group also has interests in related companies engaged in telecommunications and video compression technologies.


     The Company owns directly 3.6% of the equity of DSP Group which it purchased from an unaffiliated DSP Group shareholder in 1993 for approximately $1.1 million. Ophir, which is 42.5% owned by the Company, owns 3.1% of DSP Group for which it paid approximately $1.9 million in 1992. Another Hapoalim affiliate also owns 3.6% of DSP Group. In December 1993, DSP Group filed a registration statement for a public offering of its shares in the United States, which has not yet been declared effective.


     Ophir also owns 4.4% of DSP Telecommunications, a DSP Group investee, for which it paid $1 million in 1992. DSP Telecommunications is a leading developer of cost effective, high performance DSP software and integrated circuits for digital communications products targeted at the emerging wireless communications market.

  IDAN SOFTWARE INDUSTRIES I.S.I. LTD.

     Idan, through its direct and indirect subsidiaries, is a provider of telecommunications services and products. To date, Idan has provided these services and products in Israel, although during 1994 Idan plans to begin marketing certain of its services and products in Europe and selected countries elsewhere.

     Idan's subsidiary, Elitec Industries 77 Ltd. ("Elitec"), installs and operates coin-operated pay telephones, installs and provides bedside telephone service to hospital patients and provides tenant communication services to office buildings and other facilities. Elitec, through a subsidiary, provides outbound international telephone and facsimile services to Israeli business customers and issues a telephone calling card to Israeli business executives, professionals and others for use primarily in placing direct-dial inter-country calls. Elitec, through another subsidiary, provides paging services in central Israel. Elitec shares are publicly traded on the TASE.

     During the past two years, Idan's subsidiaries have sought to benefit from the Israeli Government's decision to open up segments of the telecommunications industry to competition. These companies have focused on obtaining Israeli Government licenses to enable them to provide certain telecommunications and value-added services and products in Israel and to commence the operation of businesses which provide these services and products. Idan faces substantial competition for the services and products it offers.

     Idan is dependent on short-term licenses from the Israeli Ministry of Communications for the services it offers.

     The Company has entered into a shareholders' agreement pursuant to which it has agreed to vote all of its shares in favor of all of Idan's nominees to its board of directors, and for so long as it holds at least 70% of the shares it purchased in the private placement from Idan, the other shareholders have agreed to vote in favor of the Company's nominee to Idan's board of directors.

     In July 1993, the Company purchased 8.4% of Idan's shares for approximately $3.5 million. In October 1993, Idan completed a private placement of 6.7% of its shares for $3.2 million. As a result of this placement, the Company's ownership of Idan was reduced to 7.8%.

     Idan is quoted on NASDAQ under the symbol "IDANF."

                              CONDITIONS IN ISRAEL

     The following information is included in order to advise prospective purchasers of Units in the Offerings of certain conditions in Israel that could affect the Company and its investors. All figures and percentages are approximate. A substantial portion of the information with respect to Israel presented hereunder and under "Special Considerations--Operations in Israel" has been taken from Annual Reports of the Bank of Israel and the Israeli Central Bureau of Statistics. GDP growth rates for 1990, 1991 and 1992 were obtained from economic reports of Hapoalim. No independent verification has been made of such information or of other information taken from other Israeli government publications.

ISRAELI-PALESTINIAN DECLARATION OF PRINCIPLES

     In September 1993, a breakthrough occurred in Israeli-Palestinian relations. A joint Israeli-Palestinian Declaration of Principles was signed by Israel and the PLO in Washington, D.C., outlining the interim self-government arrangements. These arrangements include early implementation of Palestinian self-rule in the Gaza Strip and Jericho, proposed elections of a Palestinian council and plans for extensive economic cooperation. In addition, PLO Chairman Arafat sent a letter to Israeli Prime Minister Rabin in which the PLO recognized Israel's right to exist in peace and security, renounced terrorism and violence and affirmed that the clauses of the PLO Covenant denying Israel's right to exist are no longer valid. In reply, Israel recognized the PLO as the representative of the Palestinians in the peace negotiations. The result of this initiative will depend on the parties' ability to agree on the details and the implementation of these complex arrangements.

INFLATION AND DEVALUATION

     Israel's economy suffered from an extended period of rampant inflation in the early 1980's which reached a peak annual rate of 445% during 1984. Inflation resulted from both internal and external factors, including a sharp rise in international prices, dependence on imported goods and services and frequent devaluations of the Israeli currency. Other significant factors included large budget deficits caused by heavy defense expenditures, debt service requirements and substantial social expenditures. Prior to 1985, a substantial portion of Government spending was financed by borrowing, with Israeli tax revenue accounting for only about half of Government of Israel expenditures. Since 1985, the budget deficit has been substantially reduced. Defense spending continues to account for a substantial amount of Government of Israel expenditures. In addition, decreases in price subsidies needed to limit budget deficits contributed to price increases.

     In 1992, for the third consecutive year, the economy of Israel underwent an appreciable expansion. During calendar years 1990 through 1992, Israel's GDP increased by 5.8%, 6.2% and 6.6%, respectively, while the total amount of export was $11.6 billion, $11.2 billion and $12.4 billion, respectively, and, in the first half of 1993, $6.8 billion. During the period 1990 through the first six months of 1993, the population has increased by 15.2% primarily due to immigration from the former Soviet Union. The Israeli Government's monetary policy contributed to relative price and exchange rate stability during most of the year despite fluctuating rates of economic growth during the year and a high rate of unemployment.

     The number of tourists who arrived in Israel in 1991 was approximately 1.0 million and it increased to approximately 1.5 million in 1992. In the first half of 1993 the number of tourists was approximately 800,000.

     Israel's unemployment rate increased to 11.2% at the end of 1992 from approximately 10.6% at the end of 1991 and approximately 9.6% at the end of 1990. At June 30, 1993 the unemployment rate was 9.7%.

     The Israeli Government's primary economic policy objective has been to increase business sector employment, and the Government has adopted several economic policy measures in order to stimulate public and private sector investment and expand business activity. In this respect, in early 1993 there were reductions in the corporation tax and value added tax and the elimination of marginal taxes that were viewed as interfering with economic activity. The overseas travel tax and the levy on some imported services were abolished in January 1993. Earlier, in May 1992, the payroll tax on businesses was abolished. A customs agreement with the European Free Trade Association countries was implemented in January 1993.

     During 1992, the NIS was devalued relative to the dollar from NIS 2.283 to NIS 2.764, a 21% devaluation, and was further devalued to NIS 2.864 at the end of September 1993, a 3.6% devaluation. These devaluations resulted primarily from the overall appreciation of the dollar in world money markets.

     To offset the effects of inflation on the purchasing power of the Israeli currency, the Government of Israel has instituted "linkage" policies which have also been followed by most private organizations. Through linkage, the amount of an obligation or payment is increased from time to time by an amount related to changes in an index which may be the exchange rate of a foreign currency or a price index. The payee is thus compensated for the relative decline in the purchasing power of the NIS. Linkage adjustments may be based upon the total or only a specified percentage of the change in the index being used. Many obligations or payments in Israeli currency are linked to the dollar or the CPI.

     The following table sets forth for the periods indicated the effects of annual inflation on linkage adjustments and annual devaluations, as discussed in the preceding paragraph.

                                                      ISRAEL                                      ANNUAL          U.S.
                                                      ANNUAL       CLOSING                       INFLATION       ANNUAL
                                                     INFLATION    EXCHANGE        ANNUAL       ADJUSTED FOR     INFLATION
YEAR ENDED DEC. 31,                                   RATE(1)      RATE(2)    DEVALUATION(3)   DEVALUATION(4)    RATE(5)
- --------------------------------------------------  -----------  -----------  ---------------  -------------  -------------
1984..............................................       444.9%      0.640           492.7%          (8.06)%          4.3%
1985..............................................       185.2       1.499           134.8           21.49            3.8
1986..............................................        19.6       1.486            (0.9)          20.65            1.9
1987..............................................        16.1       1.539             3.5           12.16            3.8
1988..............................................        16.4       1.807 (6)         17.4          (0.86)           4.1
1989..............................................        20.7       1.963             8.7           11.08            4.6
1990..............................................        17.6       2.048             4.3           12.72            5.4
1991..............................................        18.0       2.283            11.5            5.85            4.2
1992..............................................         9.4       2.764            21.1           (9.64)           3.0

- ---------------
(1) "Israel Annual Inflation Rate" is the percentage increase in the Israeli CPI between December of the year indicated and December of the preceding year.
(2) "Closing Exchange Rate" is the rate of exchange of one dollar for the NIS at December 31 of the year indicated as reported by the Bank of Israel.
(3) "Annual Devaluation" is the percentage increase in the value of the dollar in relation to the NIS during the calendar year.
(4) "Annual Inflation Adjusted for Devaluation" is obtained by dividing the December Israeli CPI by the Closing Exchange Rate, thus first obtaining a dollar-adjusted Israeli CPI, and then calculating the yearly percentage changes in this adjusted index.
(5) "U.S. Annual Inflation Rate" is obtained by calculating the percentage change in the United States Consumer Price Index for All Urban Consumers, as published by the Bureau of Labor Statistics of the United States Department of Labor.
(6) The official closing exchange rate on December 31, 1988, was NIS 1.685 to the dollar. On January 1, 1989, a devaluation of the NIS was declared and a new exchange rate of NIS 1.807 to the dollar was determined.

ISRAELI INVESTMENT

     Since the establishment of the State of Israel in 1948, the Government of Israel has promoted and developed industrial and agricultural pursuits through a variety of methods including (i) direct grants-in-aid, (ii) direct ownership in agricultural and industrial enterprises, (iii) tax abatements and (iv) tax incentives.

     Industrial research and development projects in Israel may qualify for government aid if they deal with the development of commercial products to be made in Israel for sale abroad. Direct incentives usually are provided in the forms of grants, regulated in accordance with the Law for Encouragement of Industrial Research and Development 1984.

     Since 1988, the Government of Israel's policy has been one of privatization aimed at reducing its direct ownership interest in enterprises, and the Government of Israel has sold or is planning to sell all or part of its stake in many Government-owned companies.

TRADE AGREEMENTS

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade which provides for reciprocal lowering of trade barriers among its members.

     Israel became associated with the European Economic Community by an agreement concluded on July 1, 1975 which confers certain advantages with respect to Israeli exports to most European countries and obliges Israel to lower its tariffs with respect to imports from those countries over a number of years.

     In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area ("FTA") which is intended ultimately to eliminate all tariff and certain nontariff barriers on most trade between the two countries. Under the FTA agreement, most products received immediate duty-free status in 1985, stated reductions are taking place on others and reductions in tariffs relative to a third category may be accelerated between 1990 and 1995, by which year all tariffs are to have been eliminated.

     The end of the Cold War has enabled Israel to establish commercial and trade relations with a number of nations, including Russia, China and the nations of Eastern Europe, with which Israel had not previously had such relations.

ECONOMIC FACTORS

     Israel's defense expenditures, debt service and expenditures for the absorption of immigrants are very high. As a result, the share of Israeli resources available for other national purposes is limited. The defense burden, debt service and expenditures for the absorption of immigrants, development of the economy and the provision of a minimum standard of living, particularly for the members of the lower income segments of the community, and the maintenance of a minimum level of net foreign reserves, have resulted in high balance of payments deficits for many years. In order to finance this deficit, Israel must ensure an adequate inflow of capital imports.

     The main sources of the country's capital imports are military and economic aid from the United States, personal remittances from abroad, sales of Israel Government bonds, primarily in the United States, intergovernmental, institutional and free market loans and contributions from the Jewish community worldwide.

     Israel does not have an abundance of raw materials, including oil, and therefore it is dependent to a large degree on the import of such raw materials.

     At December 31, 1991, December 31, 1992 and June 30, 1993, Israel's outstanding net foreign debt was approximately $15.1 billion, $14.7 billion and $16.7 billion, respectively. Israel had approximately $5.1 billion of foreign exchange reserves at the end of 1992 compared to $6.3 billion at the end of 1991, $6.3 billion at the end of 1990 and $5.3 billion at the end of 1989.

ECONOMIC AND MONETARY POLICIES

     In order to stimulate economic growth, the Israeli Government has continued a more liberal monetary policy adopted in 1989 aimed at reducing interest rates and increasing the availability of investment capital. This policy increased the availability of such capital by loosening restrictions on the importation of foreign capital into the country and freeing additional foreign currency deposits held in Israeli banks for domestic lending by reducing bank liquidity requirements.

     In an effort to stimulate exports and economic growth, the Israeli Government abandoned the fixed exchange rate policy which was followed in previous years. Commencing in 1989 the rate of exchange was allowed to fluctuate, within a range of 3% (later changed to 5%) up or down, after an initial devaluation of 13.4%. Further fluctuations and devaluations have occurred or have been declared since then, including a 13.3% devaluation in the fourth quarter of 1992. The current exchange rate mechanism adopted in December 1991 allows the exchange rate to fluctuate around a diagonal mid-band rate which will rise by up to 9% per annum and would allow for a total nominal depreciation of the NIS of up to 18% for 1993.

     In the past several years the Israeli Government has also liberalized regulations relating to the Israeli securities market.

     For a discussion of Israeli taxes see "Tax Information--Israeli Income Taxes."

     Further measures which affect wages, prices, taxes, Israeli Government spending, securities markets and currency control may be adopted. The potential effect of political and military events in the Middle East or proposed economic reforms on the Israeli economy in general and the Company cannot be predicted.

OTHER ISRAELI REGULATIONS

  The Banking Law

     A provision of the Banking (Licensing) Law, 1981 (the "Banking Law") imposes limitations on the purchase and holding of means of control of non-banking corporations by Israeli banks. The Banking Law does not permit Hapoalim to acquire additional means of control in Ampal. Additionally, not more than 25% of the capital of Hapoalim may be invested in non-banking business corporations, including Ampal. Under the Banking Law, the Company may not use financing directly or indirectly provided by Hapoalim to make acquisitions. Hapoalim may not extend credit to the Company except in the ordinary course of business and on terms similar to those on which credit is extended to other customers of the same class.

     On August 30, 1993, a proposed amendment to the Banking Law passed the preliminary voting stage in the Knesset, the Israeli Parliament. Under the amendment, banks, including Hapoalim, would be required to reduce its holdings of non-banking business corporations, including Ampal, to 25% or less within two years of its enactment. In addition, it has been proposed that the Minister of Finance form a committee to examine the overall economic implications of a further reduction in the permitted holdings of banking corporations in non-banking business corporations.

  Foreign Exchange Regulations

     Foreign exchange regulations are in effect in Israel. The regulations are administered by the Controller of Foreign Currency, an official of the Bank of Israel, who is appointed by the Minister of Finance. The Company's capital investments in Israeli enterprises and the payment in U.S. dollars of dividends on such investments do not require prior approval by the Controller. Under Israeli law, foreign investors who make foreign currency investments in Israeli companies are entitled to receive payments of dividends and proceeds upon resale of the investment in that foreign currency.

     To the extent that loans or investments have been or will be made by Ampal or any of its subsidiaries in or to Israeli enterprises, substantially all such loans or investments have been, and will be, made in such manner as to permit the payment of dividends, interest and principal and proceeds of resale thereon in U.S. dollars.

  The Bank Share Arrangement

     In October 1993, the Bank Share Settlement Act (Temporary Provisions) 1993 (the "Bank Shares Act") was enacted by the Knesset. Under the Bank Shares Act, in October 1993, the shares of several Israeli banks, including a majority of the shares of Hapoalim, were transferred to the Government of Israel. The purpose of the Bank Shares Act is to facilitate the Government of Israel's sale of shares in Israeli banks. However, the Bank Shares Act is intended to limit the Government's interference in the day-to-day operations of the banks. Control over such shares will be exercised by a supervisory committee appointed by a public advisory committee which is in turn approved by the Israeli Government. This committee will appoint directors for the banks.

     The Bank Shares Act may result in a significant change in the composition of Hapoalim's board of directors and in Hapoalim's relationship with Ampal. The impact of these developments upon the Company can not be predicted.

CERTAIN ISRAELI REAL ESTATE TAX MATTERS

     Under Israeli law, a lease of real property with a term of more than 10 years is required to be reported to the Israeli Appreciation Tax Authorities and is subject to a land appreciation tax or an income tax and an acquisition tax.

     The Israeli Tax Commissioner has taken the position that certain arrangements for the lease of real property, including multiple leases, leases with renewal options and leases or options to lease between affiliated companies, which in the aggregate provide a term exceeding 10 years, are subject to the above reporting and taxes.

     Certain of the investees, including Bay Heart, Ophir, Industrial Buildings and Carmel, are parties (mostly as lessors) to lease transactions which, under the Commissioner's interpretation, may be deemed leases for terms in excess of 10 years. These investees have all reported their lease income as taxable income and have recently reported such transactions to the tax authorities. Should the tax authorities decide to enforce their position and prevail, these investees would be in breach of Israeli law, and could be subject to material taxes and to civil and criminal penalties. Bay Heart has recently received an assessment from the tax authorities based upon certain long term leases to which it is a party. Bay Heart is appealing the assessment. See "Business."

     The Company cannot predict whether the Commissioner's position will be upheld or, if upheld, the effect on the Company and its investees.

                                TAX INFORMATION

ISRAELI INCOME TAXES

     Ampal (to the extent that it has income derived in Israel) and Ampal's Israeli subsidiaries are subject to taxes imposed under the Israeli Income Tax Ordinance. For 1993, Israeli companies are taxed on their income at a rate of 39%. For 1994 through 1996, this tax rate will be reduced to 38%, 37% and 36%, respectively. These reductions represent the final stage of reforms begun in 1987. These reforms consisted of combining two separate types of taxes on company income, company tax and income tax, into one tax, and reducing the effective tax rate on company income in 1987 from 61% to 45%, with further reductions to 43.5%, 41% and 40% in 1990 through 1992.

     Ampal has income from interest, rent and dividends resulting from its investments in Israel. Under Israeli law, Ampal has been filing reports with the Israeli tax authorities with respect to such income. In addition, as noted below, Ampal is subject to withholding tax on dividends received from Israeli companies at a rate of 25%. Under an arrangement with the Israeli tax authorities, such income has been taxed based on principles generally applied in Israel to income of non-residents. Ampal has filed reports with the Israeli tax authorities through 1991 and has received "final assessments" with respect to such reports (which final assessments are, under Israeli law, subject to reconsideration by the tax authorities only in certain limited circumstances, including fraud). Based on the tax returns filed by Ampal through 1991, it has not been required to make any additional tax payments in excess of the withholding on its dividends. In addition, under Ampal's arrangement with the Israeli tax authorities, the aggregate taxes paid by Ampal in Israel and the United States on interest, rental and dividend income derived from Israeli sources has not exceeded the taxation which would have been payable by Ampal in the United States had such interest, rental and dividend income been derived by Ampal from United States sources. There can be no assurance that this arrangement will continue in the future. This arrangement does not apply to taxation of Ampal's Israeli subsidiaries.

     Under the provisions of the Income Tax Ordinance, income paid to non-residents of Israel by residents is generally subject to withholding tax at the rate of 25%. No withholding has been made on interest and rent payable to Ampal under an exemption which Ampal has received from the income tax authorities on an annual basis. There can be no assurance that this exemption will continue in the future. With regard to dividends, however, payments to Ampal are withheld at the 25% rate (as opposed to dividends payable to Israeli companies, which are exempt from tax). The continued tax treatment of Ampal by the Israeli tax authorities in the manner described above is based on Ampal continuing to be treated, for tax purposes, as a non-resident of Israel that is not doing business in Israel.

     Under Israeli law, a tax is payable on capital gains of residents and non-residents of Israel. With regard to non-residents, this tax applies to gains on sales of assets either located in Israel or which represent a right to assets located in Israel (including gains arising from the sale of shares of stock in companies resident in Israel). The portion of the gain attributable to inflation is taxable at 10%, while the remainder of the profit, if any, is taxable to corporations at 40% in 1992 (and is scheduled to be reduced to 39% and further to 36% in stages during 1993 through 1996). Non-residents of Israel are exempt from the 10% tax on the inflationary gain derived from the sale of shares in companies that are considered Israeli residents if they choose to compute the inflationary portion of the gain based on the change in the rate of exchange between Israeli currency and the foreign currency in which the shares were purchased from the date the shares were purchased until the date the shares were sold.

     The Income Tax Law (Adjustment for Inflation), 5745-1985, which applies to companies which have business income in Israel or which claim a deduction in Israel for financing costs, has been in force since the 1985 tax year. The law provides for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) and Non-Fixed (non-inflation resistant) Assets. Where shareholders' equity, as defined therein, exceeds the depreciated cost of Fixed Assets, a tax deduction which takes into account the effect of the annual inflationary change on such excess is allowed, subject to certain limitations. If the depreciated cost of Fixed Assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation change, is added to taxable income.

     A proposed tax treaty between Israel and the United States was signed in 1975, and amended by protocols signed in 1980 and January 1993. Ratification of the treaty is pending in both countries. The Company believes that this treaty will not have a substantial impact on the taxation of the Company in the United States or in Israel.

     Individuals and companies in Israel pay VAT at a rate of 17% of the price of assets sold and services rendered. They can deduct VAT paid on goods and services acquired by them.

UNITED STATES TAXATION OF AMPAL

     Ampal and its United States subsidiaries (in the following tax discussion, generally "Ampal") are subject to United States taxation on their consolidated taxable income from foreign and domestic sources. The gross income of Ampal for tax purposes includes or may include (i) income earned directly by Ampal, (ii) Ampal's share of "subpart F income" earned by certain foreign corporations controlled by Ampal, (iii) Ampal's share of income earned by certain electing "passive foreign investment companies" or (under a pending tax bill) "passive foreign corporations" of which Ampal is a stockholder and (iv) an amount (if any) generally equal to Ampal's share of a controlled foreign corporation's "excess passive assets." Subpart F income includes dividends, interest and certain rents and capital gains. Excess passive assets of a controlled foreign corporation for a taxable year are the excess of the average of the amounts of passive assets held by the corporation as of the close of each quarter of a taxable year over 25% of the average of the amounts of total assets held by the corporation at such times. For calendar year 1993, the maximum rate applicable to domestic corporations is 35%.

     Ampal is entitled to claim as a credit against its United States income tax liability all or a portion of income taxes, or of taxes imposed in lieu of income taxes, paid to foreign countries. If Ampal receives dividends from a foreign corporation in which it owns 10% or more of the voting stock, in determining total foreign income taxes paid by Ampal for purposes of the foreign tax credit, Ampal is treated as having paid the same proportion of the foreign corporation's post-1986 foreign income taxes as the amount of such dividends bears to the foreign corporation's post-1986 undistributed earnings.

     In general, the total foreign tax credit that Ampal may claim is limited to the proportion of Ampal's United States income taxes that its foreign source taxable income bears to its taxable income from all sources, foreign and domestic. The Internal Revenue Code of 1986, as amended (the "Code"), also limits the ability of Ampal to offset its United States tax liability with foreign tax credits by subjecting various types of income to separate limitations. Source of income and deduction rules may further limit the use of foreign taxes as an offset against United States tax liability. As a result of the operation of these rules, Ampal may choose to take a deduction for foreign taxes in lieu of the foreign tax credit.

     Ampal may be subject to the alternative minimum tax ("AMT") on corporations. Generally, the tax base for the AMT on corporations is the taxpayer's taxable income increased or decreased by certain adjustments and tax preferences for the year. The resulting amount, called alternative minimum taxable income, is then reduced by an exemption amount and subject to tax at a 20% rate. As with the regular tax computation, AMT can be offset by foreign tax credits (separately calculated under AMT rules and generally limited to 90% of AMT liability as specially computed for this purpose).

     In connection with the transfer in 1992 of its stock in Granite to a foreign subsidiary, Ampal entered into a gain recognition agreement with the Internal Revenue Service. Under this agreement, if the foreign subsidiary sells all or a portion of its stock in Granite before 2003, Ampal generally will be required to recognize for tax purposes a proportionate amount of gain based upon the fair market value of the stock in Granite on the date of the transfer to the foreign subsidiary, and to pay tax due in respect of such gain together with interest accrued on such tax since the date of the gain recognition agreement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
  TO UNITED STATES HOLDERS OF UNITS

     The following is a brief summary, based on current law, of certain Federal income tax consequences associated with the acquisition, holding and disposition of the Units and the Class A Stock and

Warrants included in the Units by a holder who is a United States person. A "United States person" means a citizen or resident of the United States, a corporation or partnership created or organized under the laws of the United States or of any state, or an estate or trust the income of which is includible in gross income for United States federal income tax purposes regardless of its source. This discussion assumes that the Units are held as capital assets and does not address all aspects of United States Federal income tax that may be relevant to a United States holder of Units in light of his or her specific circumstances. Accordingly, prospective investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of acquiring, holding and disposing of the Units, the Class A Stock or the Warrants as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction to which they may be subject.

     For Federal income tax purposes, the issue price of a Unit must be allocated between the Class A Stock and the Warrant included in the Unit in proportion to their respective fair market values at the time of issuance. The amount allocated to each component in the Unit will constitute the tax basis of that component. Upon exercise of a Warrant, the basis of the Warrant plus the amount paid on the exercise of the Warrant will be the basis of the new share of Class A Stock issued.

     No gain or loss will be recognized by a holder of a Warrant upon exercising the Warrant (nor will Ampal recognize any income upon exercise). The holding period of a share of Class A Stock acquired upon the exercise of a Warrant will commence upon the exercise date of the Warrant. Any gain or loss recognized by a holder upon the sale of Class A Stock or a Warrant generally will constitute a capital gain or capital loss. Any loss recognized upon the lapse of a Warrant generally will constitute a capital loss.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
  TO FOREIGN HOLDERS OF UNITS

     The following is a general discussion, based on current law, of certain United States federal income and estate tax consequences associated with the acquisition, holding and disposition of the Units and the Class A Stock and Warrants included in the Units by a holder who, for United States federal income tax purposes, is not a United States person (a "Foreign Holder") or who, for United States federal estate tax purposes, is neither a citizen of nor resident in the United States. This discussion does not address all aspects of United States federal tax that may be relevant to Foreign Holders in light of their specific circumstances, or the United States federal tax consequences of an investment by a Foreign Holder in a United States corporation or partnership that acquires, owns or disposes of Units or of the Class A Stock and Warrants included in the Units. Prospective investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of acquiring, holding and disposing of the Units, the Class A Stock or the Warrants, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction to which they may be subject.

  Dividends

     Dividends paid to a Foreign Holder generally will be subject to withholding of United States federal income tax at the rate of 30% (or a lower rate prescribed by an applicable income tax treaty) unless such dividends are effectively connected with the conduct of a trade or business within the United States by the Foreign Holder, in which case the dividends generally will be subject to United States federal income tax on a net basis in a manner similar to dividends paid to a United States person. Such effectively connected dividends received by corporate Foreign Holders may also be subject to the 30% United States branch profits tax that is imposed with respect to a foreign corporation's earnings and profits that are effectively connected with its conduct of a trade or business within the United States, as reduced or increased by any increase or decrease, respectively, in such foreign corporation's United States net equity. Different rules from those described above may be provided by an applicable income tax treaty. A Foreign Holder will be required to satisfy certain certification requirements in order to obtain any reduction of, or exemption from, United States withholding taxes under the foregoing rules.

  Gain on Disposition

     Subject to special rules applicable to individuals, described in the next paragraph, a Foreign Holder generally will not be subject to United States federal income tax with respect to any gain realized upon the sale or other disposition of Class A Stock or a Warrant except to the extent that (i) the gain is (or is treated under the sourcing rules as) effectively connected with the conduct of a trade or business within the United States by the Foreign Holder ("effectively connected income") or (ii) the gain is treated as effectively connected income because Ampal is, was or becomes a "United States real property holding corporation" for United States federal income tax purposes and certain other requirements are met. Ampal has not been, and is not expected to become, a United States real property holding corporation. Any gain that is (or is treated as being) effectively connected income normally will not be subject to United States withholding taxes, but will be subject to United States federal income tax at the rates which would be applicable to such gain in the hands of a United States person (and possibly, with respect to corporate holders, the branch profits tax). Applicable income tax treaties may provide for reduction or elimination of the United States tax to which such gain may be subject.

     In addition to the rules described above, an individual Foreign Holder who is not engaged in a United States trade or business and who holds Class A Stock or a Warrant as a capital asset generally will be subject to tax at a 30% rate on gain realized on the disposition of such asset if such individual is present in the United States for 183 days or more in the taxable year of disposition and has a "tax home" in the United States.

  Federal Estate Tax

     The United States federal estate tax generally is imposed on the value of property, subject to certain deductions, owned by an individual who is neither a citizen nor a resident (as defined for United States federal estate tax purposes) of the United States at the date of death, to the extent such property is situated or treated as situated in the United States. The federal estate tax is imposed at graduated rates ranging from 18% to 55% and is reduced by a credit that exempts the first $60,000 of the "United States taxable estate." Class A Stock or a Warrant owned or treated as owned by an individual who is neither a citizen nor a resident of the United States at the date of death will be included in the individual's United States taxable estate for federal estate tax purposes, subject to the terms of any applicable estate tax treaty.

  Information Reporting and Backup Withholding

     Ampal or its designated paying agent (the "payor") must report annually to the Internal Revenue Service and to each Foreign Holder the amount of dividends paid to, and the tax, if any, withheld with respect to, such Foreign Holder. This information might also be required to be made available to the tax authorities of the country in which a Foreign Holder resides.

     The 31% United States federal backup withholding tax, which generally is levied against certain payments to persons who fail to furnish certain identifying information to the payor, generally will not apply to dividends paid to a Foreign Holder at an address outside the United States. The backup withholding tax and information reporting requirements will apply, however, to the payment to a Foreign Holder of the gross proceeds of disposition of Class A Stock or (other than upon exercise) of a Warrant by or through a United States office of a United States or foreign broker, unless the Foreign Holder either
(i) certifies to the broker under penalties of perjury as to its name, address and status as a Foreign Holder and certain other matters, or (ii) the Holder otherwise establishes an exemption. Under certain circumstances, the foreign office of a United States or foreign broker may also be subject to the backup withholding tax and information reporting requirements applicable to the payment to a Foreign Holder of the proceeds of a disposition of Class A Stock or a Warrant. Any amounts withheld under the backup withholding rules will be refunded or credited against a Foreign Holder's United States federal income tax liability, provided that required information is furnished to the Internal Revenue Service.

                                   MANAGEMENT

     The following table sets forth certain information regarding Ampal's directors and executive officers:

     NAME                                       POSITION
- ------------------------------------------  ----------------------------------
Michael Arnon(1)..........................  Chairman of the Board and Director
Lawrence Lefkowitz(1).....................  President, Chief Executive Officer
                                            and Director
Moshe Mor.................................  Vice President--Israel Operations
Alan L. Schaffer..........................  Vice President--Finance and
                                            Treasurer
Alla Kanter...............................  Controller
Michael K. Marks..........................  Secretary
Miri Lent.................................  Assistant Vice President--Israel
                                            Operations
Susan Rosenberg...........................  Assistant Treasurer
Yair Youtzis..............................  Assistant Vice President--Hotel
                                            Operations
Harry B. Henshel..........................  Class A Director
Leon Riebman(2)...........................  Class A Director

Evelyn Sommer(1)(2)(3)....................  Class A Director

Stanley Batkin(1)(3)......................  Director
Yaacov Elinav(1)(4).......................  Director
Eitan Raff(1)(3)..........................  Director
Shimon Ravid(4)...........................  Director
Alexander Yuhjtman(1)(2)(4)...............  Director

- ---------------

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Related Party Transactions Committee

(4) Member of the Stock Option Committee

     MICHAEL ARNON, 68, has been Chairman of the Board of Directors of Ampal since November 1990. From July 1986 until November 1990, he was President and Chief Executive Officer of Ampal. From March 1983 until April 1990 he also served as a director of Israel Continental Bank Ltd., a partially-owned subsidiary of Hapoalim, where he had been an Alternative Chairman of the Board until 1987. He became a director of Ampal in 1986.

     LAWRENCE LEFKOWITZ, 55, has been President and Chief Executive Officer of Ampal since November 1990. He joined Ampal in 1977 as Vice President-Legal and Secretary. In August 1990 he also became Counsel to Hapoalim in charge of the Legal Department for the United States Branches. He became a director of Ampal in 1990. See "Certain Transactions."


     MOSHE MOR, 58, has been Vice President-Israel Operations of Ampal since 1986. He is primarily responsible for reviewing and negotiating business opportunities presented to the Company. From 1975 to 1985, he was Chief Financial Officer of Zim Israel Navigation Company Limited.


     ALAN L. SCHAFFER, 51, has been Vice President-Finance and Treasurer since August 1990. From December 1988 until then, he was Vice President-Accounting and Controller of Ampal. From 1984 to 1988 he was Controller of Ampal and has been employed by Ampal since 1983. From 1976 to 1982 he was Senior Financial Advisor at The New York Stock Exchange.


     ALLA KANTER, 36, has been Controller of Ampal since August 1990. From January 1986 to August 1990 she served as Assistant Controller of Ampal.


     MICHAEL K. MARKS, 29, has been Secretary of Ampal since December 1992 and has been employed by Ampal since August 1992. From January 1992 until July 1992 he was an attorney for the law firm of Weitz and Luxenberg, P.C. From August 1988 until May 1991 he attended Emory University School of Law.

     MIRI LENT, 37, has been Assistant Vice President-Israel Operations of Ampal since July 1988 and has been employed by Ampal (Israel) for more than five years.

     SUSAN ROSENBERG, 49, has been Assistant Treasurer of Ampal since November 1990 and has been employed by Ampal for more than five years.

     YAIR YOUTZIS, 56, has been Assistant Vice President-Hotel Operations of Ampal and Managing Director of Moriah for more than five years.

     HARRY B. HENSHEL, 74, has been Chairman of the Board of Bulova Corporation since 1974. He also serves as Chairman of the Chief Executives Council of Omega Group since 1990 and as a Director of the Ponce Hotel Corporation for more than 20 years and the Universal Holdings Corp. since 1993. He is a member of the advisory Board of the New York State Business Partnership for more than 5 years and a Trustee of the New York Backstretch Employees Pension Trust for more than 10 years. He became a director of Ampal in September 1993.

     LEON RIEBMAN, 73, is Chairman and Chief Executive Officer and a director of AEL Industries, Inc., an electronic defense system manufacturer, for more than five years. He is also a director of the Bank and Trust Company of Old York Road. He became a director of Ampal in 1979.


     EVELYN SOMMER, 54, has been President of Women's International Zionist Organization-USA, and a representative of Women's International Zionist Organization to the United Nations for more than five years, and has been Chairman, American Section of the World Jewish Congress, since December 1990. She became a director of Ampal in 1982.


     STANLEY BATKIN, 79, served on the Board of Directors of Ampal Industries from 1983 until 1990 and was a member of its Executive Committee from 1986 until 1990. He became a director of Ampal in 1991.


     YAACOV ELINAV, 49, has been a Senior Deputy Managing Director of Hapoalim since August 1992 and a Member of the Board of Management of Hapoalim since October 1991. From October 1991 to August 1992, he was a Deputy Managing Director of Hapoalim. From October 1988 to October 1991, he was head of the corporate division of Hapoalim. From 1983 to October 1988 he was Manager of the New York Branches of Hapoalim. He became a director of Ampal in July 1992. See "Certain Transactions."



     EITAN RAFF, 52, has been Alternate Chairman of the Board of Maritime Bank since November 1992, where he had been Chairman of the Board from August 1988 until November 1992. He also serves as a Director of Wolfson Clore Mayer Ltd., a diversified investment company, where he had been Managing Director from July 1987 until April 1992 and as Chairman of Mirage Development Ltd., Yozma Venture Capital Ltd. and Karta Jerusalem Development Centre. He became a director of Ampal in 1987.


     SHIMON RAVID, 57, has been Senior Deputy Managing Director of Hapoalim since October 1989. From February 1988 until June 1989 he was Chief Financial and Operating Officer of Koor Ltd. He became a director of Ampal in 1990. See "Certain Transactions."

     ALEXANDER YUHJTMAN, 58, has been Executive Vice President, Regional Manager, Western Hemisphere of Hapoalim since October 1988. Prior thereto he was in charge of Hapoalim's International Division. He served as a director of Ampal from 1988 to 1989 and was reelected in 1990. See "Certain Transactions."

STOCK OPTION PLAN

     Ampal's Board of Directors has approved the Stock Option Plan which is subject to shareholder approval and which provides for grants of options to purchase up to 200,000 shares of Class A Stock in the aggregate to employees, officers and directors of Ampal and certain subsidiaries of Ampal. Options granted under the Stock Option Plan may be either options which are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code ("ISOs"), or options that are not intended to so qualify ("Non-ISOs"). The Stock Option Plan's effectiveness is subject to the approval of Ampal's shareholders.

     The Stock Option Plan is administered by the Board of Directors or by a Stock Option Committee thereof (the "Committee") consisting exclusively of directors who are "disinterested persons." The Board of Directors (or the Committee) determines, subject to the terms of the Stock Option Plan, the individuals to whom options are to be granted and the terms of the options, including the exercise price, number of shares subject to each option, whether the option is to qualify as an ISO and the vesting of rights to exercise each option.

     The exercise price of each ISO granted under the Plan must be not less than the fair market value of the shares on the date of grant or 110% of the fair market value on the date of grant if the ISO grantee owns stock representing more than 10% of the voting power of Ampal's capital stock or value of all classes of stock of Ampal or a subsidiary corporation. The exercise price of each Non-ISO granted under the Stock Option Plan, which may be less than fair market value on the date of grant, will be fixed by the Board of Directors (or the Committee) at the time the Non-ISO is granted.

     The Board of Directors (or the Committee) shall determine the dates on which each option shall be exercisable and the conditions precedent to such exercise. However, all options, other than those granted to non-employee directors of Ampal, must not be exercisable prior to the second anniversary of their date of grant. Options granted to non-employee directors of Ampal shall be exercisable immediately upon grant. The terms of options granted under the Stock Option Plan may not exceed five years.

     The aggregate fair market value, determined at the date of grant, of shares that may first become exercisable in any calendar year under all ISOs granted to any one employee under any plans of Ampal or a subsidiary may not exceed $100,000.

                              CERTAIN TRANSACTIONS

     The Board of Directors of Ampal maintains a Related Party Transactions Committee comprised of independent directors which, on an annual basis, reviews and passes upon the fairness of any business dealings and arrangements (other than borrowings on then prevailing market terms or deposits made in the ordinary course of business) between the Company and Hapoalim or any other affiliated party. If the Committee determines that such dealings are no longer in the Company's best interests or involve terms less advantageous to the Company than could be obtained from unaffiliated third parties, Ampal will use its best efforts to modify or discontinue such arrangements. With certain exceptions, the Company may not enter into transactions with Hapoalim or its affiliates, or any officer, director or principal stockholder of the Company, without first obtaining the approval of the Related Party Transactions Committee.

     The management of the Company believes that all of the following transactions were done on terms which were no less advantageous to the Company than could have been obtained from unaffiliated third parties.

     The Company borrows and receives deposits from Hapoalim and its subsidiaries. During 1992 the largest amount of such indebtedness outstanding at any one time was $60,245,000. The amount of interest expense paid by the Company to Hapoalim was $5,536,000. Additionally, the Company makes loans to and maintains deposits with Hapoalim and its subsidiaries. The largest amount of such loans and deposits at any one time during 1992 was $183,297,000 and interest income thereon was $16,180,000. As of December 31, 1992, the amount of borrowings and deposits from Hapoalim and its subsidiaries was $51,015,000 and the amount of loans to and deposits with Hapoalim and its subsidiaries was $131,002,000. Ampal is the beneficiary of a $10 million committed line of credit from Hapoalim which expires in October 1994. Borrowings under this line of credit bear interest at a variable rate of interest equal to LIBOR plus 1/2%. Such loans and borrowings are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unrelated persons and, in the opinion of the management of the Company, do not involve more than normal risk of collectibility or present other unfavorable features. Hapoalim also guarantees loans secured by the Holding Companies which were made by them prior to their ceasing lending activity.

     In 1987, Hapoalim issued a guarantee in favor of an unrelated bank which extended a $10,000,000 five-year loan to Ampal which matured on October 30, 1992. The annual guarantee fee paid by Ampal equalled one-half of one percent of the outstanding loan balance plus interest due thereon.

     For purposes of tax planning for the Company, Ampal Finance assigned a $13,000,000 deposit with the Accountant General of Israel maturing in 2002 and a similar deposit received from Hapoalim to Hapoalim, thereby foregoing a 0.2% margin on the transaction. The amount of this margin was equal to approximately $26,000 in 1992, which is less than the tax benefits to the Company attributable to this transaction, and gradually decreases thereafter.

     Ampal currently occupies executive office space leased by Hapoalim at 1177 Avenue of the Americas, New York City and will pay Hapoalim base rent of approximately $168,000 per year commencing in September 1994, subject to escalation. Ampal has space located at 10 Rockefeller Plaza subleased until September 30, 1994 from Hapoalim for an annual rental, subject to escalation. The rental payments for 1992 amounted to approximately $184,000. Until November 1990, Ampal occupied the entire floor, constituting 10,710 square feet. At that time, Ampal modified the sublease to return 65% of that space to Hapoalim, which then subleased it to an unrelated party subject to Ampal's guarantee of total rent payments equivalent to the rent previously paid under Ampal's sublease in the event the third party defaults.

     The Company leases office space in various locations in the United States and Israel to Hapoalim and its subsidiaries in exchange for total annual rental payments of approximately $3,576,000. These lease transactions consist of the following:


     Hapoalim leases a portion of premises owned by Ampal located at 105 Arlozoroff Street, Tel Aviv under a lease which expires March 7, 2003, with annual rental payments based upon 11% of the cost of the property. The annual rent for the premises is approximately $352,000.



     Hapoalim leases premises owned by Ampal (Israel), located at 111 Arlozoroff Street, Tel Aviv under a nine-year lease which expires on September 30, 2000, with annual rental payments based upon 10% of the value of the property linked to the CPI. In 1993, Ampal (Israel) received $220,000 as rent for these premises.



     Ampal Development (Israel) owns two premises located in Tel Aviv aggregating approximately 17,000 square feet which were leased to Hapoalim for use as branch offices. These leases expire December 31, 1996 (with options to extend the lease term through December 31, 2002). The rental received from Hapoalim in 1993 on these premises was $326,000.



     Ampal Development (Israel) owns two offices aggregating approximately 16,500 square feet, located in Holon and Haifa, which are leased to Hapoalim for use as branch offices under nine-year leases which expire on September 30, 2000. Annual rental payments are equal to approximately 10% of the cost of the property linked to the CPI. Ampal Development (Israel) received $705,000 as rent for these premises during 1993.



     An Ophir subsidiary has rented three properties in Israel to Hapoalim or subsidiaries of Hapoalim for periods of up to ten years with the annual rental payments at market rates. The aggregate rentals received by this Ophir subsidiary for 1993 with respect to these properties was approximately $750,000.



     Ampal Finance has rented premises in Ramat Hasharon and Rosh Pina to Hapoalim under nine-year leases expiring September 30, 2000, with the annual rental payments based upon 10% of the cost of the premises linked to the CPI. The rental received in 1993 for these premises was $469,000.


     Nir has rented two premises to Hapoalim, one in Tel Aviv for nine years and one in B'nai Brak for five years (with an option to extend the lease for a period of four years and eleven months), with the annual rental payments based upon 10% of the cost of the premises linked to the CPI. The lease on the premises in Tel Aviv expires on September 30, 2000, and the lease on the premises in B'nai Brak expires on July 10, 1997 (on June 10, 2002, if the option is exercised). The rental received in 1993 for these premises was $377,000.


     Ampal leases an office building located at 174 North Michigan Avenue, Chicago, Illinois to Hapoalim under a twenty-year net lease expiring in 2007 for a net rental of $140,000 per year. At the conclusion of the term, Ampal has the option of requiring Hapoalim to purchase the building at its then fair market value.


     Under agreements initially made in 1984 and extended in 1989, Ophir separately leases a hotel and parking area in Herzelia, Israel from an unrelated party. Ophir subleases these properties to Hapoalim on terms identical to those it pays. The rental received in 1993 for these premises was approximately $250,000.



     Until November 1993, Ampal owned 60% of the voting shares and 49.4% of the equity interest in Ophir, and the balance was owned by a Hapoalim affiliate. In November 1993, the two shareholders' interests in Ophir were equalized. In connection with the equalization, the Company obtained a fairness opinion from an independent investment consultant. Concurrently, 15% of the shares in Ophir were issued to another Hapoalim affiliate for approximately $10.2 million. As a result, Ophir is now 42.5% owned by Ampal and its results will not be consolidated in the Company's financial statements after September 30, 1993.


     Ophir and the other Hapoalim affiliate shareholder in the holding company that purchased 51.3% of the shares in Industrial Buildings have together pledged their shares in this company and this company's shares in Industrial Buildings to secure borrowings from unaffiliated lenders to finance the acquisition. Moreover, loans from Hapoalim to an unaffiliated shareholder in this holding company are also collateralized by shares in Industrial Buildings owned by the holding company and, under cross-default provisions, a default by any of the shareholders in the holding company could cause acceleration of Ophir's obligations, and, potentially, foreclosure on the Industrial Buildings shares held by this holding company.

     Ophir, which has no employees, pays to another Hapoalim affiliate a management fee of approximately $50,000 per year for administrative services. Moreover, under a recent agreement among Ophir's three shareholders, Ophir has agreed to pay annually to each of Ampal and a Hapoalim affiliate shareholder of Ophir an additional management fee of approximately $85,300 in NIS linked to the dollar.

     Poalim Capital Markets and Investments Ltd., an affiliate of Hapoalim, is participating in the International Offering as an International Manager on terms identical to the other International Managers and served as an underwriter of the public offerings of Granite, Orlite and Teledata.


     In connection with Ampal's purchases in 1992 and 1993 of 7.2% of DSP Group, the Company granted a Hapoalim subsidiary, an option to purchase, and the Hapoalim subsidiary granted Ampal an option to sell, 50% of Ampal's interest in the DSP Group for $1.1 million, the same purchase price the Company paid, plus interest. In October 1993, the Hapoalim subsidiary exercised its option to purchase this interest.


     In February 1992, Gmul Investment Company Ltd., an affiliate of Hapoalim, purchased 20% of Moriah for approximately $12.5 million. As a result of this transaction, the Company's interest in Moriah was diluted from 57.5% to 46%.

     In 1991, the Company agreed that its third lien on certain assets of Pri Ha'emek would rank behind the lien of Hapoalim on those assets.

     The services of Mr. Lefkowitz are shared by Ampal and Hapoalim pursuant to an arrangement renewable semi-annually whereby Hapoalim reimburses Ampal for a portion of his compensation. Hapoalim paid $75,000 with respect to services provided under this arrangement for the first nine months of 1993. During 1992, Hapoalim reimbursed Ampal $151,000 for the services of Mr. Lefkowitz and two other Ampal employees under the arrangement.

     Ampal owns $2 million of 7% preferred shares of Cayman. An equivalent amount of 7% preferred shares in Cayman is expected to be issued to Hapoalim for $2 million.

                           DESCRIPTION OF SECURITIES

UNITS

     The Class A Stock and Warrants offered hereby will be sold only in Units. Each Unit consists of one share of Class A Stock and one Warrant. The Warrants, which will be in registered form, will be issued pursuant to a warrant agreement
dated as of     , 1994 (the "Warrant Agreement") between Ampal and Chemical
Bank, as warrant agent ("Warrant Agent"). No Units or Warrants have been issued prior to the Offerings.

     The Class A Stock and Warrants will not be separately transferable prior to
             , 1994 or such earlier date as may be determined by the Representatives of the U.S. Underwriters and International Managers (the "Separation Date"). Prior to the Separation Date, the certificates representing the Warrants will also represent the shares of Class A Stock in the Units. On or after the Separation Date, the Class A Stock and Warrants comprising the Units will only be separately transferable and will not be transferable as Units. Certificates evidencing the shares of Class A Stock in the Units will be issued to the holders of record of the Units on the Separation Date or as soon as practicable after the Separation Date.


     The Company's Class A Stock is currently listed on the AMEX. The Units and the Warrants have been authorized for listing on the AMEX, subject to official notice of issuance.


CAPITAL STOCK

     The authorized capital stock of Ampal currently consists of 30,000,000 shares of Class A Stock, par value $1.00 per share, 4,932,850 shares of Preferred Stock, par value $5.00 per share and 3,000,000 shares of Common Stock, par value $1.00 per share. There are two outstanding series of Preferred Stock, the 4% Preferred Stock and the 6 1/2% Preferred Stock.

  Voting Rights

     Unless dividends on any outstanding Preferred Stock are in arrears for three successive years, as discussed below, the holders of Class A Stock are entitled to one vote per share on all matters voted upon by shareholders and, voting as a class, a right to elect the Class A Directors. Other than in the election of Class A Directors, the holders of Common Stock, voting as a class, are entitled to as many votes as shall equal the number of votes to which the holders of Class A Stock are entitled, but in no event more than ten votes per share of Common Stock, unless dividends on any outstanding series of Preferred Stock are in arrears for three successive years in which case the holders of all outstanding series of Preferred Stock as to which dividends are in arrears shall have the exclusive right to vote for the election of directors until all cumulative dividend arrearages are paid. The shares of Common Stock and Class A Stock do not have cumulative voting rights, which means that any holder or holders, acting in concert, of more than 50% of the Common Stock can, if such person or persons owns at least one share of Class A Stock, elect all of the directors other than the Class A Directors if that person or persons chooses to do so.

  Dividend Rights

     Dividends on all classes of Ampal's shares are payable as a percentage of par value. The holders of Ampal's presently authorized and issued 4% Preferred Stock and 6 1/2% Preferred Stock (each having a $5.00 par value) are entitled to receive cumulative dividends at the rates of 4% and 6 1/2% per annum, respectively, payable out of surplus or net earnings of Ampal before any dividends are paid on the Common Stock or Class A Stock. If Ampal fails to pay such dividend on the Preferred Stock in any calendar year, such deficiency must be paid in full, without interest, before any dividends may be paid on the Class A Stock or Common Stock. After the payment of all cumulative dividends on the Preferred Stock and a 4% dividend on the Class A Stock (par value $1.00 per share), the Board may, but is not required to, declare dividends out of any remaining surplus or net earnings of Ampal, which dividends are participated in by the holders of 4% Preferred Stock and Class A Stock to the extent of an additional 8% each, before the holders of the Common Stock are entitled to receive any dividends. If after the payment of the aforesaid dividends on the Preferred Stock and Class A Stock there remains any surplus, the Board may, but is not required to, declare dividends out of any remaining surplus in an amount of up to 12% on the Common Stock. If, thereafter, there remains any surplus, any dividends declared are to be participated in by the holders of 4% Preferred Stock, Class A Stock and Common Stock, pro rata.

  Liquidation Rights

     In the event of liquidation, dissolution or winding up of Ampal, the holders of the Preferred Stock will be entitled to receive an amount equal to the share's par value ($5.00 per share), sharing pari passu, together with accrued dividends to the date of payment, before any distribution or payment may be made to the holders of Class A Stock, Common Stock or any other stock ranking junior to the Preferred Stock. After the holders of Preferred Stock, Class A Stock and Common Stock are paid the par value of their shares (plus accrued dividends), holders of 4% Preferred Stock, Class A Stock and Common Stock share ratably in the distribution of any remaining assets without regard to class of stock, on the basis of the number of shares held multiplied by the par value thereof.

  Preemptive Rights and Redemption Provisions

     No holder of any class of shares of Ampal, now or hereafter authorized, has any preferential or preemptive right to subscribe for, purchase or receive any shares of any class of Ampal, or any options or warrants for such shares, or any rights to subscribe to or purchase such shares or any securities convertible into or exchangeable for, or carrying options or warrants for, or other rights to purchase, such shares, which may at any time be issued, sold or offered for sale by Ampal.

     There are no redemption provisions relating to the Class A Stock.

  Conversion Rights

     Ampal's Preferred Stock may be authorized and issued in such series and with such designations, preferences and privileges as may be determined by its Board. There are presently authorized and issued two classes of Preferred Stock. The 4% Preferred Stock and 6 1/2% Preferred Stock are convertible at any time into fully paid and non-assessable shares of Class A Stock at the rate of five shares of Class A Stock for each share of 4% Preferred Stock and three shares of Class A Stock for each share of 6 1/2% Preferred Stock. The Class A Stock and Common Stock have no conversion rights.

  Special Provisions Relating to Class A Stock

     So long as the Class A Stock is listed on the AMEX, Ampal is not permitted to issue any other class of security having voting rights which would (i) deprive the Class A Stock of its right, voting as a class, to elect the Class A Directors, (ii) have the right to vote, as a class, more than ten times the number of shares of such other class of security then outstanding and entitled to vote or (iii) have voting rights which would otherwise adversely affect the voting rights of the Class A Stock. The authorization or issuance of additional Class A Stock or Common Stock or securities convertible into or exchangeable for Class A Stock or Common Stock are not to be deemed to adversely affect the voting rights of the holders of the Class A Stock.

  Transfer Agent and Registrar


     The transfer agent and registrar for the Class A Stock and the Units is Chemical Bank, New York, New York.

WARRANTS

     The Warrants will be issued under the Warrant Agreement, the form of which has been filed as an exhibit to the Registration Statement and is incorporated by reference herein. This description is qualified in its entirety by reference thereto.

  Exercise, Call and Rights

     Each Warrant entitles the registered holder thereof to purchase one share
of Class A Stock at a price of      per share, subject to adjustment (the
"Exercise Price"). The Warrants will be exercisable at any time after they are separately transferable until the earlier of five business days preceding their
redemption date or their date of expiration,              , 1999. Ampal has
authorized and reserved for issuance that number of shares of Class A Stock sufficient to provide for the exercise of the Warrants. When delivered, such shares of Class A Stock will be fully paid and nonassessable. No fractional shares will be issued upon exercise of Warrants, but Ampal will pay the cash value of any fractional shares otherwise issuable.

     The Warrants are not callable by Ampal until two years after their date of
issuance. On or after              , 1996 the Warrants are callable by Ampal, in
whole or in part, without payment to the holder. The Company is required under the terms of the Warrant Agreement to mail to the holders of the Warrants notice of any redemption at least 30 days prior to the date scheduled for such call. The Warrants will be exercisable at any time after they are separately transferrable to the earlier of their date of expiration or five business days preceding their redemption date.

     Warrants may be exercised by surrendering to the Warrant Agent a Warrant certificate duly completed and signed by the registered holder indicating his or her election to exercise all or a portion of the Warrants evidenced by such certificate. Surrendered Warrant certificates must be accompanied by payment of the aggregate Exercise Price of the Warrants to be exercised. Payment shall be made in cash or by check.

     The Warrants contain provisions that protect the holders thereof against dilution by adjustment of the number of shares issuable thereunder in certain events, such as stock dividends and splits and distributions of stock or assets. Warrant holders are entitled to participate in rights, warrants or similiar offerings made below market value by Ampal to all its Class A stockholders as if the holders of Warrants were then holders of the Class A Stock underlying the Warrants.

  Dividend and Voting Rights

     Holders of Warrants are not entitled, by virtue of being such holders, to receive dividends or to consent or to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of Ampal or any other matter, or to vote at any such meeting, or to exercise any right whatsoever as stockholders of Ampal.

  Transfer Agent and Registrar

     The transfer agent and registrar of the Warrants is Chemical Bank.

     The exercise price of the Warrants has been determined by negotiations between the Company and the Representatives of the U.S. Underwriters and the Lead Managers. The principal factors considered in determining these prices were the market price of the Class A Stock, the Company's financial condition and prospects, market prices of similar securities of certain other publicly traded companies and the general condition of the securities market.

     Warrants are generally more speculative than Class A Stock which is purchasable upon the exercise thereof. A Warrant may become valueless, or of reduced value, if the market price of the Class A Stock decreases or increases only modestly over the term of the Warrant.

                                  UNDERWRITING

     The underwriters of the United States Offering of the Units (the "U.S. Underwriters"), for whom Lehman Brothers Inc., Oppenheimer & Co., Inc. and Furman Selz Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the U.S. Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, to purchase from Ampal and Ampal has agreed to sell to the U.S. Underwriters, the aggregate number of Units set forth opposite their respective names below:

                                                                                             NUMBER OF
     U.S. UNDERWRITERS                                                                         UNITS
- ------------------------------------------------------------------------------------------  -----------
Lehman Brothers Inc.......................................................................
Oppenheimer & Co., Inc....................................................................
Furman Selz Incorporated..................................................................




                                                                                            -----------
     Total................................................................................
                                                                                            -----------
                                                                                            -----------


     The managers of the International Offering of the Units (the "International Managers"), for whom Lehman Brothers International (Europe), Oppenheimer International Ltd., Furman Selz Incorporated and Poalim Capital Markets and Investments Ltd. are acting as lead managers (the "Lead Managers"), have severally agreed, subject to the terms and conditions of the International Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, to purchase from Ampal and Ampal has agreed to sell to the International Managers, the aggregate number of Units set forth opposite their respective names below:


                                                                                             NUMBER OF
     INTERNATIONAL MANAGERS                                                                    UNITS
- -----------------------------------------------------------------------------------------   -----------

Lehman Brothers International (Europe)...................................................
Oppenheimer International Ltd............................................................
Furman Selz Incorporated.................................................................
Poalim Capital Markets & Investments Ltd.................................................
Clal Issuing Ltd.........................................................................
Mizrahi Underwriting Company Ltd.........................................................
                                                                                            -----------
     Total...............................................................................
                                                                                            -----------
                                                                                            -----------



     The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the several U.S. Underwriters and the International Managers to purchase Units are subject to the certain conditions contained therein, and that if any of the foregoing Units are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the Units agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements must be so purchased. The offering price and underwriting discounts and commissions for the United States Offering and the International Offering are identical. The closing of the United States Offering is a condition to the closing of the International Offering and the closing of the International Offering is a condition to the closing of the United States Offering.

     Ampal has been advised that the U.S. Underwriters and the International Managers propose to offer the Units directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the U.S. Underwriters and the International Managers) at such public offering price less a selling concession not in excess
of $            per Unit. The selected dealers may reallow a concession not in
excess of $            per Unit to certain brokers and dealers. After the
initial public offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Representatives and the Lead Managers.

     The U.S. Underwriters and the International Managers have entered into an Agreement between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as a part of the distribution of the Units offered in the United States Offering, (a) it is not purchasing any such Units for the account of anyone other than a U.S. person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly and indirectly, any of such Units or distribute any prospectus relating to the United States Offering to anyone other than a U.S. person. In addition, pursuant to this same Agreement, each International Manager has agreed that, as part of the distribution of the Units offered in the International Offering, (a) it is not purchasing any of such Units for the account of any U.S. person and (b) it has not offered or sold, and will not offer, sell or deliver, directly or indirectly, any of such Units or distribute any prospectus relating to the International Offering to any U.S. person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and the International Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers.

     Pursuant to the Agreement between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of such number of Units as may be mutually agreed. The price of any Units so sold shall be the public offering price as then in effect for Units being sold by the U.S. Underwriters and the International Managers, less an amount not greater than the selling concession allocable to such Units. To the extent that there are sales between the U.S. Underwriters and the International Managers pursuant to the Agreement between U.S. Underwriters and International Managers, the number of Units initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount specified on the cover page of this Prospectus.

     Each International Manager has represented and agreed that (i) it has not offered or sold, and will not offer or sell, in the United Kingdom, by means of any documents, any Units other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985); (ii) it has complied and will comply with all applicable provisions of the Financial Services

Act 1986 with respect to anything done by it in relation to the Units, the Class A Stock and the Warrants in, from or otherwise involving the United Kingdom, and
(iii) it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any document received by it in connection with the issue of the Units if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988.

     No action has been taken in any jurisdiction by Ampal or the International Managers that would permit a public offering of the Units offered pursuant to the Offerings in any jurisdiction where action for that purpose is required, other than the United States. Persons into whose possession this Prospectus comes are required by Ampal and the International Managers to inform themselves about and to observe any restrictions as to the offering of the Units offered pursuant to the Offerings and the distribution of this Prospectus.

     Purchasers of the Units offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover hereof.

     Ampal granted to the U.S. Underwriters an option to purchase up to an
additional        Units and the International Managers have been granted a
similar option to purchase up to an additional        Units at the initial
public offering price less the aggregate underwriting discount, solely to cover over-allotments if any. The options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters or the International Managers exercise such options, each of the U.S. Underwriters or the International Managers, as the case may be, will be committed, subject to certain conditions, to purchase a number of option Units proportionate to such U.S. Underwriter's or International Manager's initial commitment.

     Ampal and Hapoalim have agreed not to offer, sell or otherwise dispose of any shares of Class A Stock for a period of 180 days after the date of this Prospectus without prior written consent of the Representatives, except in the case of Ampal in connection with certain permitted issuances described in the Underwriting Agreements. Ampal has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"), or to contribute to payments that the U.S. Underwriters and International Managers may be required to make in respect thereof.

     Prior to the Offerings there has been no public trading market for the Units or the Warrants. Consequently, the initial public offering price of the Units and the exercise price of the Warrants have been determined by negotiations between Ampal and the Representatives of the U.S. Underwriters and the Lead Managers. Among the factors considered in determining these prices were the market price of the Class A Stock, Ampal's financial condition and prospects, market prices of similar securities of certain other publicly traded companies and the general condition of the securities market.

                                 LEGAL MATTERS

     The legality of the issuance of the Units offered hereby and the Class A Stock and the Warrants comprising the Units will be passed on for Ampal by Kronish, Lieb, Weiner & Hellman, New York, New York. In respect of certain legal matters concerning the law of the State of Israel, Kronish, Lieb, Weiner & Hellman will rely on the opinion of Meitar, Littman, Nechmad & Co., Ramat-Gan, Israel. Certain legal matters will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., New York, New York. In respect of certain legal matters concerning the law of the State of Israel, Fulbright & Jaworski L.L.P., will rely on the opinion of Herzog, Fox & Neeman, Tel Aviv, Israel.

                                    EXPERTS

     The Consolidated Financial Statements and schedules of the Company included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports with respect thereto, have been audited by Arthur Andersen & Co. and the Company's previous auditors, independent public accountants. In those reports, these firms state that with respect to certain of the investees, their opinions are based on the reports of other independent public accountants. The Consolidated Financial Statements referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports. The Financial Statements of Industrial Buildings included in this Prospectus, to the extent and for the periods indicated in their reports with respect thereto, have been audited by Kost, Levary and Forer, certified public accountants (Israel). The Financial Statements of Industrial Buildings have been included herein in reliance upon the authority of such firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     Ampal has filed a Registration Statement on Form S-2 under the Act, with the Commission with respect to the Offerings. As permitted by the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement. For further information with respect to the Company and the Units being offered by this Prospectus, reference is hereby made to such Registration Statement, including the exhibits filed as part thereof. Statements contained in this Prospectus concerning the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed fees at the offices of the Commission set forth below.

     Ampal is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, files reports and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the Regional Offices of the Commission, 500 West Madison Street, Suite 1400, Chicago, Ill. 60661-2511; and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials also can be inspected and copied at the offices of the American Stock Exchange, 86 Trinity Place, New York, N.Y. 10006.

                           INCORPORATION BY REFERENCE

     The following reports, which were filed by Ampal with the Commission, are incorporated in this Prospectus by reference except with respect to those portions of the following reports responsive to items 402(i), 402(k) and 402(1) of Regulation S-K promulgated by the Commission:

          (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1992;

          (2) Quarterly Reports on Form 10-Q, as amended, for the quarters ended March 31, 1993 and June 30, 1993 and on Form 10-Q for the quarter ended September 30, 1993.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other document filed prior to the date hereof which is also incorporated by reference modifies or replaces such statements.

     Ampal agrees to provide without charge to each person to whom a Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents that has been incorporated by reference in the Registration Statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Such requests may be made to Ampal-American Israel Corporation, 1177 Avenue of the Americas, New York, New York 10036, Attention: Secretary (telephone number (212) 782-2100).

                         INDEX TO FINANCIAL INFORMATION

                                                                       PAGE
                                                                    ----------
Ampal-American Israel Corporation and Subsidiaries:
  Report of Independent Public Accountants........................         F-2
  Consolidated Financial Statements:
     Consolidated Statements of Income for the Years Ended
      December 31, 1990, 1991 and 1992 and for the Nine Months
      Ended September 30, 1992 (unaudited) and 1993 (unaudited)...         F-3
     Consolidated Balance Sheets as at December 31, 1991 and 1992
      and as at September 30, 1993 (unaudited)....................         F-4
     Consolidated Statements of Cash Flows for the Years Ended
      December 31, 1990, 1991 and 1992 and for the Nine Months
      Ended September 30, 1992 (unaudited) and 1993 (unaudited)...         F-5
     Consolidated Statements of Changes in Shareholders' Equity
      for the Years Ended December 31, 1990, 1991 and 1992........         F-6
     Notes to Consolidated Financial Statements...................  F-7 - F-16
Selected Quarterly Financial Data (unaudited).....................        F-17
Representative Rates of Exchange Between the U.S. Dollar and the
  New Israeli Shekel for the Years Ended December 31, 1990, 1991
  and 1992 and for the nine months ended September 30, 1993.......        F-18
Industrial Buildings Corporation Limited:
  Report of Independent Auditors..................................        F-19
  Consolidated Financial Statements:
     Balance Sheet as at December 31, 1991 and 1992...............        F-20
     Statement of Income for the Years Ended December 31, 1990,
      1991 and 1992...............................................        F-21
     Statement of Changes in Shareholders' Equity for the Years
      Ended December 31, 1990, 1991 and 1992......................        F-22
     Statement of Cash Flows for the Years Ended December 31,
      1990, 1991 and 1992.........................................        F-23
                                                                        F-24 -
     Notes to Financial Statements................................        F-49
     Balance Sheet as at December 31, 1992 and September 30, 1993
      (unaudited).................................................        F-50
     Statement of Income for the Nine Months Ended September 30,
      1992 (unaudited) and 1993 (unaudited).......................        F-51
     Statement of Changes in Shareholders' Equity for the Nine
      Months Ended September 30, 1993 (unaudited).................        F-52
     Statement of Cash Flows for the Nine Months Ended September
      30, 1992 (unaudited) and 1993 (unaudited)...................        F-53
                                                                        F-54 -
     Notes to Unaudited Financial Statements......................        F-56
Ampal-American Israel Corporation Pro Forma Financial Statements:
  Introduction to Pro Forma Financial Statements..................        F-57
  Pro Forma Consolidated Statement of Income for the Nine Months
     Ended September 30, 1993 (unaudited).........................        F-58
  Pro Forma Consolidated Balance Sheet as at September 30, 1993
     (unaudited)..................................................        F-59
  Notes to Pro Forma Consolidated Financial Statements............        F-60
  Pro Forma Consolidated Statement of Income for the Year Ended
     December 31, 1992 (unaudited)................................        F-61
  Notes to Pro Forma Consolidated Financial Statements............        F-62

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of AMPAL-AMERICAN ISRAEL CORPORATION:

     We have audited the accompanying consolidated balance sheets of Ampal-American Israel Corporation and subsidiaries (the "Company") as of December 31, 1992 and 1991, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect assets and revenues of 29% and 56%, respectively, of the consolidated totals as of and for the year ended December 31, 1992, 23% and 53%, respectively, of the consolidated totals as of and for the year ended December 31, 1991 and 13% and 38%, respectively, of the consolidated totals as of and for the year ended December 31, 1990. Also, we did not audit the financial statements of certain companies, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The Company's equity in earnings of these companies represents $11,167,000, $5,436,000 and $5,322,000 for the years ended December 31, 1992, 1991 and 1990, respectively. The statements of these subsidiaries and companies were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for these entities, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Ampal-American Israel Corporation and subsidiaries as of December 31, 1992 and 1991, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1992, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN & CO.

New York, N.Y.
March 18, 1993

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                               NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,           SEPTEMBER 30
                                                            --------------------------------  --------------------
                                                               1990       1991       1992       1992       1993
                                                            ----------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Interest:
    Related parties.......................................  $   15,672  $  23,732  $  17,058  $  14,008  $  11,801
    Others................................................      41,510      3,528      1,555      2,366      1,091
  Food processing (Note 2)................................      --         --         31,482     26,469     24,221
  Hotel and leisure-time operations (Note 2)..............      39,521     28,719     --         --         --
  Manufacturing and distribution (Note 14(a)).............      --         --         --         --          2,314
  Equity in earnings of affiliates and others (Note 10)...       5,725      5,593     11,195      6,548      7,599
  Other income:
    Related parties.......................................       3,729      3,981      4,574      3,620      2,701
    Others................................................       1,307      1,366      2,556      1,890      1,792
  Gains on issuance of shares by affiliates (Note 2)......      --         --         13,062     13,062     --
  Gain on sale of investments (Note 2 and 14(b)):
    Related parties.......................................       2,539     --         --         --         --
    Others................................................         398      4,600      3,820      3,837      1,626
                                                            ----------  ---------  ---------  ---------  ---------
       Total revenues.....................................     110,401     71,519     85,302     71,800     53,145
                                                            ----------  ---------  ---------  ---------  ---------
Expenses:
  Interest:
    Related parties.......................................      29,707      6,807      5,536      4,004      3,476
    Others................................................      26,114     19,199     12,810     10,231     13,739
  Food processing (Note 2)................................      --         --         24,415     20,911     20,049
  Hotel and leisure-time operations (Note 2)..............      31,828     26,465     --         --         --
  Manufacturing and distribution (Note 14(a)).............      --         --         --         --          1,442
  Other expenses..........................................      15,858     13,274     12,738      9,723      8,912
  Translation loss (gain).................................         324       (329)     1,413        673       (126)
  Minority interests......................................         392      1,609      4,785      4,575       (300)
                                                            ----------  ---------  ---------  ---------  ---------
       Total expenses.....................................     104,223     67,025     61,697     50,117     47,192
                                                            ----------  ---------  ---------  ---------  ---------
Income before income taxes................................       6,178      4,494     23,605     21,683      5,953
Income taxes (Note 9).....................................       5,062      4,094     13,281     11,742      2,603
                                                            ----------  ---------  ---------  ---------  ---------
Income before extraordinary income........................       1,116        400     10,324      9,941      3,350
Extraordinary income (Note 1(g))..........................      --            726     --         --         --
                                                            ----------  ---------  ---------  ---------  ---------
Net income before cumulative effect of change in
accounting principle......................................       1,116      1,126     10,324      9,941      3,350
Cumulative effect on prior years of change in accounting
principle (Note 14(c))....................................      --         --         --         --         (4,982)
                                                            ----------  ---------  ---------  ---------  ---------
       Net (loss) income..................................  $    1,116  $   1,126  $  10,324  $   9,941  $  (1,632)
                                                            ----------  ---------  ---------  ---------  ---------
                                                            ----------  ---------  ---------  ---------  ---------
Earnings (loss) per Class A share (Note 8):
  Earnings before extraordinary income....................  $      .05  $     .02  $     .44  $     .42  $     .14
  Extraordinary income....................................      --            .03     --         --         --
                                                            ----------  ---------  ---------  ---------  ---------
Earnings before cumulative effect of change in accounting
principle.................................................         .05        .05        .44        .42        .14
Cumulative effect on prior years of change in accounting
principle.................................................      --         --         --         --           (.21)
                                                            ----------  ---------  ---------  ---------  ---------
       Earnings (loss) per Class A share..................  $      .05  $     .05  $     .44  $     .42  $    (.07)
                                                            ----------  ---------  ---------  ---------  ---------
                                                            ----------  ---------  ---------  ---------  ---------
Weighted average number of Class A and equivalent shares
outstanding (in thousands)................................      20,718     20,717     20,717     20,717     20,717

   The accompanying notes are an integral part of the consolidated financial statements.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                         AS AT
                                                                      -------------------------------------------
                                                                      DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
                                                                          1991           1992           1993
                                                                      -------------  -------------  -------------
                                                                                                     (UNAUDITED)
                                                                                (DOLLARS IN THOUSANDS)
    ASSETS
Cash and cash equivalents...........................................   $     7,515    $     9,698    $     2,036
Deposits (Note 3):
  Related parties...................................................       178,506        125,220        107,658
  Others............................................................         3,316            593            250
Notes and loans receivable (Note 3):
  Related parties...................................................        18,081         13,439         11,226
  Others............................................................        11,736          6,111          5,319
Investments:
  Related parties (Notes 2, 10, 14(a) and 14(d))....................        62,012         97,243        149,531
  Others............................................................         5,615         12,669         12,950
Property and equipment, less accumulated depreciation of $25,673,
  $9,687 and $11,335................................................        69,835         32,675         35,087
Other assets, including accrued interest............................        47,850         35,619         46,401
                                                                      -------------  -------------  -------------

       Total Assets.................................................   $   404,466    $   333,267    $   370,458
                                                                          -------------  -------------  -------------
                                                                      -------------  -------------  -------------
     LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits payable (Note 4):

     Related parties................................................   $     8,413    $     3,828    $     3,332

  Notes and loans payable (Note 5):
     Related parties................................................        54,098         49,433         46,669
     Others (Note 14(d))............................................        21,134         19,023         61,415
  Debentures outstanding (Note 6):
     Related parties................................................         6,803          3,051          3,184
     Others.........................................................       159,511        100,795         95,844
  Accounts and income taxes payable and accrued expenses:
     Related parties................................................         1,962          3,041          1,045
     Others.........................................................        28,075         25,303         33,853
                                                                      -------------  -------------  -------------
       Total liabilities............................................       279,996        204,474        245,342
                                                                      -------------  -------------  -------------
Minority interests
  Related parties...................................................        13,746          9,591          9,351
  Others............................................................         1,306        --                 439
                                                                      -------------  -------------  -------------
       Total minority interests.....................................        15,052          9,591          9,790
                                                                      -------------  -------------  -------------
Commitments and Contingencies (Note 13)
Shareholders' equity (Note 7)
  4% Cumulative, Participating, Convertible Preferred Stock, $5 par
     value; authorized 650,000 shares; issued 251,871, 240,528 and
     223,869 shares; outstanding 243,513, 232,170 and 215,511
     shares.........................................................         1,259          1,202          1,119
  6 1/2% Cumulative, Convertible Preferred Stock, $5 par value;
     authorized 4,282,850 shares; issued 1,546,672, 1,510,924 and
     1,270,960 shares; outstanding 1,542,848, 1,507,100 and
     1,267,136 shares...............................................         7,733          7,554          6,355
  Class A Stock, $1 par value; authorized 30,000,000 shares; issued
     14,999,376, 15,163,685 and 15,966,872 shares; outstanding
     14,870,472, 15,034,781 and 15,837,968 shares...................        14,999         15,164         15,967
  Common Stock, $1 par value; authorized, issued and outstanding
     3,000,000 shares...............................................         3,000          3,000          3,000
  Additional paid-in capital........................................         9,918          9,989         10,468
  Retained earnings.................................................        72,509         82,293         80,181
  Cumulative translations adjustments (Note 14(c))                         --             --              (1,764)
                                                                      -------------  -------------  -------------
       Total shareholders' equity...................................       109,418        119,202        115,326
                                                                      -------------  -------------  -------------
       Total Liabilities and Shareholders' Equity...................   $   404,466    $   333,267    $   370,458
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

   The accompanying notes are an integral part of the consolidated financial statements.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   NINE MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                 -------------------------------  --------------------
                                                                   1990       1991       1992       1992       1993
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                     (DOLLARS IN THOUSANDS)           (UNAUDITED)
Cash flows from operating activities:
 Net income (loss).............................................  $   1,116  $   1,126  $  10,324  $   9,941  $  (1,632)
 Adjustments to reconcile net income to net cash provided by operating activities:
   Equity in earnings of affiliates and others.................     (5,725)    (5,593)   (11,195)    (6,548)    (7,599)
   Gains on issuance of shares by affiliates...................     --         --        (13,062)   (13,062)    --
   Cumulative effect on prior years of change in accounting
     principle.................................................     --         --         --         --          4,982
   Gain on sale of investments.................................     (2,937)    (4,600)    (3,820)    (3,837)    (1,626)
   Translation loss (gain).....................................        324       (329)     1,413        673       (126)
   Depreciation expense........................................      3,409      3,500      1,865      1,363      1,771
   Amortization expense........................................      5,564      6,321      6,011      4,614      3,710
   Minority interests..........................................        392      1,609      4,785      4,575       (300)
   Provision for loan losses...................................     (1,693)    --         --         --         --
   Expenses relating to sale of loan portfolios................      2,031     --         --         --         --
 Deconsolidation of investee company previously accounted for
   as a subsidiary.............................................     --         --         (1,093)    (1,093)    --
 Consolidation of subsidiary previously accounted for by the
   equity method...............................................     --            418     --
 (Increase) Decrease in other assets...........................      4,244      1,744      3,412      2,211     (7,784)
 Increase (decrease) in accounts and income taxes payable and accrued expenses:
   Related parties.............................................      4,710     (2,778)     1,029     (1,040)    (2,020)
   Others......................................................      1,149        838      5,634      8,614      1,646
 Dividends received from affiliates............................      5,937      1,886      7,065      5,737      1,409
                                                                 ---------  ---------  ---------  ---------  ---------
     Net cash provided by (used in) operating activities.......     18,521      4,142     12,368     12,148     (7,569)
                                                                 ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
 Deposits receivable granted:
   Related parties.............................................    (45,184)    --         --         --         --
   Others......................................................     (5,500)    --         --         --         --
 Deposits receivable collected:
   Related parties.............................................     22,861     48,844     47,492     37,868     19,614
   Others......................................................     31,127     21,231      2,775      2,525        350
 Notes and loans receivable granted:
   Related parties.............................................     (2,810)   (13,090)    (3,513)    (2,551)      (728)
   Others......................................................     (2,107)    --         --         --         --
 Notes and loans receivable collected:
   Related parties.............................................      2,903      2,186      5,473      2,421      3,309
   Others......................................................     67,757      1,865      6,935      5,344      1,155
 Investments made:
   Related parties.............................................        (60)    (2,645)    (3,323)    (3,296)   (51,817)
   Others......................................................     (3,461)    (2,547)    (8,438)    (3,668)    (5,612)
 Proceeds from sales of investments:
   Related parties.............................................      2,550     --         --         --         --
   Others......................................................      3,031      7,937      5,272      5,093      7,224
 Proceeds from sale of loan portfolios.........................     32,473     --         --         --         --
 Purchase of property and equipment............................     (3,394)    (9,953)      (765)      (544)    (4,286)
                                                                 ---------  ---------  ---------  ---------  ---------
     Net cash provided by (used in) investing activities.......    100,186     53,828     51,908     43,192    (30,791)
                                                                 ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
 Deposits payable received:
   Related parties.............................................      7,538     --          1,322      1,322     --
   Others......................................................        530     --         --
 Deposits payable repaid:
   Related parties.............................................    (58,597)   (18,599)    (5,686)    (4,877)      (586)
   Others......................................................     (8,441)    --         --         --            (75)
 Notes and loans payable received:
   Related parties.............................................      2,340      9,085     12,999        385     22,656
   Others......................................................        243      1,221      6,981      1,315     49,290
 Notes and loans payable repaid:
   Related parties.............................................    (18,482)   (16,167)   (14,194)    (7,549)   (25,769)
   Others......................................................     (4,936)    (4,400)    (1,803)    (1,105)    (5,088)
 Debentures outstanding repaid:
   Related parties.............................................     (2,604)    --         (3,243)    --         --
   Others......................................................    (37,800)   (39,449)   (57,719)   (44,772)    (9,377)
 Dividends paid:
   Others......................................................       (596)      (551)      (540)    --         --
   Minority interests..........................................       (575)      (177)    --         --            686
                                                                 ---------  ---------  ---------  ---------  ---------
     Net cash provided by (used in) financing activities.......   (121,380)   (69,037)   (61,883)   (55,281)    31,737
Effect of exchange rate changes on cash and cash equivalents...         62        611       (210)      (579)    (1,039)
                                                                 ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents...........     (2,611)   (10,456)     2,183       (520)    (7,662)
Cash and cash equivalents at beginning of period...............     20,582     17,971      7,515      7,515      9,698
                                                                 ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period.....................  $  17,971  $   7,515  $   9,698  $   6,995  $   2,036
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------
Supplemental Disclosure of Cash Flow Information (see Note 2(a)
 for non-cash financing and investing activities)
Cash paid during the period:
 Interest:

   Related parties.............................................  $  34,443  $  16,443  $   5,507  $   4,711  $   2,060

   Others......................................................     23,075      6,847     10,573      9,832      6,487
                                                                 ---------  ---------  ---------  ---------  ---------
     Total interest paid.......................................  $  57,518  $  23,290  $  16,080  $  14,543  $   8,547
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------
     Income taxes paid (refunded), net.........................  $  (1,343) $     401  $   5,820  $   5,125  $   2,928
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------

   The accompanying notes are an integral part of the consolidated financial statements.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1990       1991       1992
                                                                                 ---------  ---------  ---------
                                                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                                                         PER SHARE DATA)
4% Preferred Stock
  Balance, beginning of year...................................................  $   1,366  $   1,310  $   1,259
  Conversion of 11,086, 10,128 and 11,413 shares
     into Class A Stock........................................................        (56)       (51)       (57)
                                                                                 ---------  ---------  ---------
       Balance, end of year....................................................  $   1,310  $   1,259  $   1,202
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
6 1/2% Preferred Stock
  Balance, beginning of year...................................................  $   8,447  $   8,027  $   7,733
  Conversion of 83,954, 58,586 and 35,748 shares
     into Class A Stock........................................................       (420)      (294)      (179)
                                                                                 ---------  ---------  ---------
       Balance, end of year....................................................  $   8,027  $   7,733  $   7,554
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Class A Stock
  Balance, beginning of year...................................................  $  14,466  $  14,773  $  14,999
  Issuance of shares upon conversion of Preferred Stock........................        307        226        165
                                                                                 ---------  ---------  ---------
       Balance, end of year....................................................  $  14,773  $  14,999  $  15,164
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Additional Paid-In Capital
  Balance, beginning of year...................................................  $   9,634  $   9,803  $   9,918
  Conversion of Preferred Stock................................................        169        119         71
  Purchase of treasury shares--4% Preferred Stock and 6 1/2% Preferred Stock...     --             (4)    --
                                                                                 ---------  ---------  ---------
       Balance, end of year....................................................  $   9,803  $   9,918  $   9,989
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Retained Earnings
  Balance, beginning of year...................................................  $  71,414  $  71,934  $  72,509
  Net income...................................................................      1,116      1,126     10,324
  Dividends:
     4% Preferred Stock--$.20 per share........................................        (52)       (49)       (47)
     6 1/2% Preferred Stock--$.325 per share...................................       (544)      (502)      (493)
                                                                                 ---------  ---------  ---------
       Balance, end of year....................................................  $  71,934  $  72,509  $  82,293
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

   The accompanying notes are an integral part of the consolidated financial statements.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1992 AND EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER
                                    31, 1992
                             (DOLLARS IN THOUSANDS)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) The Company

     As used in these financial statements, the term the "Company" refers to Ampal-American Israel Corporation ("Ampal") and its consolidated subsidiaries. A substantial portion of the Company's operations involves transactions with Bank Hapoalim B.M. ("Hapoalim") and companies affiliated or related thereto. Hapoalim, an Israeli banking corporation, owns controlling voting rights in Ampal. Hevrat Ha'ovdim controls Hapoalim pursuant to an agreement with the Israeli Government which will terminate on October 31, 1993.

     The Government has announced that until the above-mentioned date it will attempt to provide for a legal framework which will prevent the Israeli banks, which were part of the Bank Share Arrangement of 1983, including Hapoalim, from becoming Government corporations. It is impossible to predict the nature of this arrangement and whether it will indeed come into force.

     In February 1993, the Government decided to offer for sale to the public 20% of Hapoalim's shares held by the "Securities Company" and requested the approval for this transaction by the Finance Committee of the Knesset. However, following the demands of certain members of that Committee to re-examine the structure of banking groups in Israel, prior to any such sale of shares (which demand was based on the general guidelines proposed by the Governor of the Bank of Israel), the Minister of Finance has withdrawn said request for the time being, and declared his intention to renew the process of sale within a few months.

     The issues to be re-examined relate, inter alia, to the control which the banks exercise over provident funds and mutual funds as well as to the size of their holdings in non-banking corporations, such as the Company.

     Companies controlled by Hevrat Ha'ovdim which are not part of the Hapoalim family of companies are not deemed affiliates or related parties.

  (b) Consolidation

     The consolidated financial statements include the accounts of Ampal and its subsidiaries. The financial statements of the Moriah group of companies are consolidated through their year ended September 30th in 1991 and 1990. Effective with the first quarter of 1992, the Company no longer consolidates the results of the Moriah group of companies in its financial statements, but accounts for its investment in these companies by the equity method. The Company's interest in the Moriah group was diluted from 57.5% to 46% as a result of a private placement transaction (see Note 2 below).

  (c) Translation of Foreign Currencies

     Assets and liabilities of foreign subsidiaries and companies accounted for by the equity method are translated using year-end rates of exchange, except for property and equipment and certain investment and equity accounts which are translated at rates of exchange prevailing on the dates of acquisition.

     Revenues and expenses are translated at average rates of exchange during the year for certain subsidiaries, while others are translated at rates of exchange at the transaction date. Revenue and expense items relating to assets translated at historical rates are translated on the same basis as the related asset. All translation gains and losses are included in the determination of income for the period.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  (d) Investments

     Investments in which the Company exercises significant influence, generally 20%-50% owned companies, are accounted for by the equity method, whereby the Company recognizes its share of such companies' income. The equity in earnings of two companies are reflected through their year ending September 30th.

     Investments, other than those reflected by the equity method, are stated at cost, which in the aggregate approximates fair value.

  (e) Property and Equipment

     Property and equipment are carried at cost, less accumulated depreciation, computed by the straight-line method over the estimated useful lives of the assets.

  (f) Income Taxes

     Income taxes in the financial statements are recorded in accordance with APB Opinion No. 11. In the first quarter of 1993 the Company will adopt FASB Statement No. 109, "Accounting for Income Taxes," (see Note 9). Deferred income taxes result from timing differences between taxable income and income before income taxes reported for financial statement purposes. Such differences relate principally to tax provisions on equity in earnings of affiliates and provisions for uncollectible loans.

     No U.S. income tax is provided on the undistributed earnings of foreign subsidiaries totalling approximately $43 million (net), since such earnings are currently expected to be reinvested outside the United States or will be offset by available foreign tax credits. U.S. income tax is provided on equity in earnings of affiliates to the extent that taxes on such earnings would exceed available foreign tax credits. Ampal's foreign subsidiaries file separate tax returns and provide for taxes accordingly.

  (g) Extraordinary Income

     Extraordinary income includes tax loss carryforwards utilized by subsidiaries.

  (h) Cash Equivalents

     Cash equivalents include time deposits and notes receivable with original maturities of 90 days or less.

NOTE 2--ACQUISITIONS AND DISPOSITIONS

     (a) In February 1992, the Company's investee Granite Hacarmel Investments Ltd. concluded a public offering of shares, warrants and convertible debentures in Israel on the Tel Aviv Stock Exchange for an aggregate price of approximately $60 million. As a result of this transaction the Company's ownership of Granite was diluted from 26% to 21.7% with further dilutions possible, subject to the exercise of warrants or conversion of debentures.

     Also in February 1992, the Company's subsidiary Moriah Hotels Ltd. concluded a private placement of its shares with a related party in Israel for a price of $12.5 million for 20% of the company (see Note 1).

     These offerings resulted in gains on issuance of shares of $7 million (approximately $2.7 million after taxes).

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 2--ACQUISITIONS AND DISPOSITIONS--(CONTINUED)

     (b) In April 1992, the Company's investee Teledata Communication Ltd. concluded a public offering of its securities in the United States. In connection with this offering, the Company sold a portion of its interest in Teledata, and realized a gain on sale of $3.8 million (approximately $1.2 million after taxes and a deduction for minority interest). In addition, this offering resulted in a gain on issuance of shares of $5.8 million (approximately $2.1 million after taxes and a deduction for Ophir Holdings Ltd.'s minority interest). As a result of this transaction the Company's ownership of Teledata was diluted from 21.7% to 13.1%.

     (c) In May 1992, Orlite Engineering Company Ltd. concluded a public offering of its shares in Israel which diluted the Company's investment to 31.1% from 41.9%.

     (d) In July 1992, the Company acquired 20% of the shares of Carmel Container Systems Ltd., Israel's second largest carton producer, for $2.2 million.

     (e) In 1991, the Company sold its holdings of Clal (Israel) Ltd. shares. The resulting pretax gain amounted to $4.6 million ($1.4 million, net of taxes and minority interest).

     (f) On December 15, 1991, the Company acquired an additional 24.9% interest in Pri Ha'emek (Canned and Frozen Food) 88 Ltd. ("Pri Ha'emek") for $2 million (50% interest was acquired in 1988). This transaction brought the total investment to 74.9%. Accordingly, Pri Ha'emek's assets and liabilities have been consolidated in the Company's consolidated balance sheet at December 31, 1992 and 1991; its results of operations were consolidated in the Company's consolidated statement of income in 1992 and included in equity in earnings of affiliates in 1991 and 1990.

     In 1990, Pri Ha'emek exercised its option to purchase a frozen food plant and adjoining cold storage facilities for $4.5 million, financed with a long-term loan.

     (g) In 1990, the Company's sale of its investment in Delek-The Israel Fuel Corporation Ltd. resulted in a pretax gain of $2.5 million ($2.4 million net of taxes).

NOTE 3--DEPOSITS AND NOTES AND LOANS RECEIVABLE

     Generally, notes and loans receivable were collateralized by liens on real property and/or other tangible business assets or by guarantees, some of which were from Hapoalim and its subsidiaries. There were no charges to the allowance for loan losses in 1992, 1991 and 1990. Deposits and notes and loans receivable earn interest at varying rates depending upon their linkage provisions and are guaranteed by Hapoalim. Deposits have maturities of up to 13 years and notes and loans receivable have maturities of up to 5 years.

NOTE 4--DEPOSITS PAYABLE

     Deposits payable bear interest at varying rates depending upon their linkage provisions and have maturities of up to 4 years.

NOTE 5--NOTES AND LOANS PAYABLE

     Notes and loans payable consist primarily of borrowings from banks at rates of interest either based on London Interbank Offered Rates or linked to the Consumer Price Index in Israel and mature through 2002.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 6--DEBENTURES OUTSTANDING

     Debentures outstanding as at December 31 consist of:

                                                                        1991         1992
                                                                     -----------  -----------
Ampal:
  Various series with interest rates ranging from 8%-13%, maturing
     1993-2003.....................................................  $   141,276  $    83,424
Ampal Development
  (Israel) Ltd.:
  Various series with interest rates ranging from 6.2%-- 7.5%, linked to the Consumer Price Index in Israel, maturing
     1993-2005, secured by assets of $47 million...................       53,296       44,749
                                                                     -----------  -----------
                                                                         194,572      128,173
Less: Unamortized Discounts........................................       28,258       24,327
                                                                     -----------  -----------
       Total.......................................................  $   166,314  $   103,846
                                                                     -----------  -----------
                                                                     -----------  -----------

     Certain debentures are presentable for early maturity. If presented for early maturity, maturities (including required obligations) for the five years ending December 31 would be:

1993..............................................................................  $  42,683*
1994..............................................................................      4,767
1995..............................................................................     19,044
1996..............................................................................     20,063
1997..............................................................................      4,767

- ---------------

* If no debentures are presented for early redemption, scheduled maturities will amount to $8,159.

     The 1993 amounts shown above include $4 million of debentures with interest rates ranging from 8%-10%, maturing in 1996, which were redeemed in the first quarter of 1993.

NOTE 7--SHAREHOLDERS' EQUITY

  Capital Stock

     The 4% and 6 1/2% Preferred shares are convertible into 5 and 3 shares of Class A Stock, respectively. At December 31, 1992, a total of 5,682,150 shares of Class A Stock is reserved for issuance upon the conversion of the Preferred Stock.

     The 4% and 6 1/2% Preferred Stock are preferred as to dividends on a cumulative basis. Preferred shares are nonvoting unless dividends are in arrears for three successive years. At December 31, 1992, there are no dividend arrearages. If dividends are paid on Class A Stock in amounts exceeding certain levels, then the Preferred and Common stocks are entitled to additional dividends in accordance with a specified formula.

  Retained Earnings

     At December 31, 1992, retained earnings include $66.4 million for affiliates accounted for by the equity method, of which $32.7 million and approximately $26.2 million from subsidiaries is not available for the payment of dividends. In most cases this results from Israeli requirements that dividends may only be paid on the basis of shekel-denominated and not dollar-denominated retained earnings.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 8--EARNINGS PER CLASS A SHARE ("EPS")

Earnings per share is reflected for Class A Stock and not for Common Stock since Class A Stock is publicly held whereas the Common Stock is not. EPS assumes the conversion of the 4% and 6 1/2% Preferred Stock into Class A Stock at the beginning of the year and gives effect to the participatory rights of 3 million shares of Common Stock. Therefore, EPS is calculated by dividing net income by
23.7 million shares.

NOTE 9--INCOME TAXES

                                                                                    1990       1991       1992
                                                                                  ---------  ---------  ---------
The components of current and deferred income tax expense (benefit) are as follows:
  Current:
     State and local............................................................  $      60  $     (69) $      60
     Federal....................................................................      1,712      1,255      2,056
     Foreign....................................................................      1,288      1,546      3,647
  Deferred:
     Federal....................................................................        804      1,362      7,518
     Foreign....................................................................      1,198     --         --
                                                                                  ---------  ---------  ---------
       Total....................................................................  $   5,062  $   4,094  $  13,281
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
The components of deferred income tax expense are as follows:
  Provision for loan losses.....................................................  $   1,250  $  --      $  --
  Equity in earnings of affiliates and others...................................      1,258      1,971      4,484
  Debenture selling expenses....................................................       (631)      (637)      (501)
  Gains on issuance of shares...................................................     --         --          3,549
  Other.........................................................................        125         28        (14)
                                                                                  ---------  ---------  ---------
       Total....................................................................  $   2,002  $   1,362  $   7,518
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
The domestic and foreign components of income (loss) before income taxes are as follows:
  Domestic......................................................................  $  (3,799) $  (3,737) $    (452)
  Foreign.......................................................................      9,977      8,231     24,057
                                                                                  ---------  ---------  ---------
       Total....................................................................  $   6,178  $   4,494  $  23,605
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
A reconciliation of income taxes between the statutory and effective tax follows:
  Federal income tax at 34%.....................................................  $   2,101  $   1,528  $   8,026
  Taxes on equity in earnings of affiliates in excess of U.S. tax rate..........      1,890      2,012      2,931
  Taxes on foreign income in excess of U.S. rate................................        701        377      2,175
  Other.........................................................................        370        177        149
                                                                                  ---------  ---------  ---------
       Total effective tax: 82%, 92% and 56%....................................  $   5,062  $   4,094  $  13,281
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
       Total effective tax, net of extraordinary income: 82%, 75% and 56%.......  $   5,062  $   3,368  $  13,281
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

     In the first quarter of 1993 the Company will adopt FASB Statement No. 109, "Accounting for Income Taxes." The effect of implementing the accounting standards in that statement would have resulted in a reduction of the Company's shareholders' equity of approximately $5 million which will be reflected in net income in the first quarter of 1993.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 10--INVESTMENTS IN AFFILIATES AND OTHERS

The companies accounted for under the equity method and the Company's share of equity in those investments are:

                                                                                     1990       1991       1992
                                                                                   ---------  ---------  ---------
Am-Hal Ltd.......................................................................         50%        50%        50%
Bank Hapoalim (Cayman) Ltd.......................................................         49         49         49
Bay Heart Limited................................................................     --             37         37
Carmel Containers Ltd............................................................     --         --             20
Coral World International Ltd....................................................         50         50         50
Etz Vanir Ltd....................................................................         50         50         50
Granite Hacarmel Investments Ltd.................................................         26         26         21.7
Moriah Hotels Ltd. (Note 1(b))...................................................     --         --             46
Orlite Engineering Company Ltd. .................................................         41.9       41.9       31.1
Pri Ha'emek (Canned and Frozen Food) 88 Ltd. (Note 2(e)).........................         50         74.9    --
Teledata Communication Ltd.* ....................................................         21.2       21.7       13.1
Yakhin Mataim Ltd................................................................         50         50         50

- ---------------

* Net of minority interest.

     Combined summarized financial information for the above companies is as follows:

                                                           1990         1991         1992
                                                        -----------  -----------  -----------
Revenues..............................................  $   549,239  $   488,728  $   577,531
Gross profit..........................................       86,482       96,024      130,538
Net income............................................       18,449       20,948       36,704
Fixed assets..........................................  $   116,367  $   179,755  $   240,384
Other assets..........................................      455,300      353,459      417,602
                                                        -----------  -----------  -----------
Total assets..........................................  $   571,667  $   533,214  $   657,986
                                                        -----------  -----------  -----------
                                                        -----------  -----------  -----------
Total liabilities, including bank borrowings..........  $   422,879  $   383,228  $   373,094
                                                        -----------  -----------  -----------
                                                        -----------  -----------  -----------

     The Company's investments in shares of its publicly traded affiliates and others at December 31, 1992 amounted to $38.2 million and had a market value of $72.2 million, which is based upon quoted market prices of shares traded on the American Stock Exchange, NASDAQ and the Tel Aviv Stock Exchange. There can be no assurances that these values could be realized by the Company.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 11--SEGMENT INFORMATION

     Segment information presented below results primarily from operations from Israel.

                                                                            FOOD      INTER-COMPANY
                                              LEISURE-TIME    FINANCE    PROCESSING    ADJUSTMENTS       TOTAL
                                              ------------  -----------  -----------  --------------  -----------
December 31, 1990
  Revenues..................................   $   40,526   $    64,214   $  --         $      (64)   $   104,676
  Equity in earnings of affiliates..........          189*        1,879**     --            --              2,068
  Pretax operating income...................          296           549      --             --                845
  Total assets..............................       44,943       391,241      --               (160)       436,024
  Investment in affiliates..................        8,664*       20,984**     --            --             29,648
  Capital expenditures......................        3,347           105      --             --              3,452
  Depreciation and amortization.............        2,765         6,208      --             --              8,973
December 31, 1991
  Revenues..................................   $   29,189   $    36,838   $  --         $     (101)   $    65,926
  Equity in earnings of affiliates..........         (237)*         899**     --            --                662
  Pretax operating (loss) income............       (4,647)        5,157      --             --                510
  Total assets..............................       48,324       327,637      33,209         (4,704)       404,466
  Investment in affiliates..................        8,427*       20,903**     --            --             29,330
  Capital expenditures......................        9,706           292         867         --             10,865
  Depreciation and amortization.............        2,792         7,029         924         --             10,745
December 31, 1992
  Revenues..................................   $    1,579   $    41,199   $  31,621     $     (292)   $    74,107
  Equity in earnings of affiliates..........        1,182*          676**     --            --              1,858
  Pretax operating income (loss)............          597        15,670         928         --             17,195
  Total assets..............................        4,562       296,707      36,336         (4,338)       333,267
  Investment in affiliates..................       28,614*       21,579**     --            --             50,193
  Capital expenditures......................          203            73         489         --                765
  Depreciation and amortization.............          301         6,500       1,075         --              7,876

- ---------------

Interest expense and corporate office expense are principally applicable to the financing operation and have been charged to that segment above. Revenues and pretax operating income above exclude equity in earnings of affiliates and minority interests.

 * Operations in Australia (1992 and 1991 only), Bahamas, Israel and U.S. Virgin Islands.

** Operations in Cayman Islands.

NOTE 12--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

          a) Cash and Cash Equivalents. Short-term investments, the carrying amount is a reasonable estimate of fair value.

          b) Deposits, Notes and Loans Receivable. The fair value of these deposits, notes and loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 12--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS--(CONTINUED)

          c) Deposits Payable, Notes and Loans Payable and Debentures Outstanding. The fair value of notes and loans payable, deposits payable and debentures outstanding is estimated by discounting the future cash flows using the current rates offered by lenders for similar borrowings with similar credit ratings and for the same remaining maturities.

                                                                               1992
                                                                     ------------------------
                                                                      CARRYING       FAIR
                                                                       AMOUNT        VALUE
                                                                     -----------  -----------
Financial assets:
  Cash and cash equivalents........................................  $     9,698  $     9,698
  Deposits and notes and loans receivable..........................      145,363      152,849
                                                                     -----------  -----------
                                                                     $   155,061  $   162,547
                                                                     -----------  -----------
                                                                     -----------  -----------
Financial liabilities:
  Deposits and notes and loans payable.............................  $    72,284  $    73,908
  Debentures outstanding...........................................      103,846      113,602
                                                                     -----------  -----------
                                                                     $   176,130  $   187,510
                                                                     -----------  -----------
                                                                     -----------  -----------

NOTE 13--COMMITMENTS AND CONTINGENCIES

     (a) For the years 1993 to 1997, the combined minimum annual lease payments on the Company's corporate offices and the Country Club Kfar Saba, without giving effect to future escalations, are approximately $157,000 per year, and $3.8 million in the aggregate, thereafter. These leases expire in 1994 and 2037, respectively.

     (b) For the years 1993 to 1997, the combined minimum lease receipts to be received by the Company from rental properties are approximately $3.5 million in 1993; $3.1 million in 1994; $3.0 million in 1995; $3.0 million in 1996; $3.0 million in 1997; and $9.2 million in the aggregate, thereafter.

     (c) The Company has issued guarantees on bank loans to its investees and subsidiaries totalling $12.0 million.

     The Company's share of the commitments issued by and to its investees amounted to approximately $18.4 million.

     A consolidated subsidiary pledged the majority of its assets in the amount of $25.3 million to banks (including a related party) in order to secure a mortgage.

     (d) Ophir Holdings Ltd. ("Ophir"), a 60%-owned subsidiary, joined a group composed of an unrelated company, the Jerusalem Economic Corporation, and a subsidiary of Hapoalim. This group won a tender issued by the Government of Israel for the disposal of 51.26% of the shares owned by the Government in Mivnei Taasiya Ltd. (Industrial Buildings Ltd.). The remainder of the shares of this company are held by the public. The price paid by the group for 51.26% of the shares was $201 million. Ophir is participating in the group up to the extent of 25% ($50 million), equal to 12.815% of the equity of Mivnei Taasiya. The $50 million will be financed primarily by borrowing from two unrelated banks. Mivnei Taasiya owns approximately 1 million square meters of industrial buildings in Israel.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 14--CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1992 AND 1993 AND AT SEPTEMBER 30, 1993 (UNAUDITED)

     (a) In February and June 1993, the Company invested an aggregate of approximately $4.3 million in Paradise Mattresses (1992) Ltd. ("Paradise") for approximately 85.1% of the shares of Paradise. Paradise's assets and liabilities were consolidated commencing as of June 30, 1993; its manufacturing and distribution operations were consolidated for the three months ended September 30, 1993 and included in equity in earnings of affiliates for the six months ended June 30, 1993. Paradise is a company which manufactures and markets mattresses and fold-out beds in Israel and is a licensee of the Sealy Posturepedic Mattress name and manufacturing process.

     (b) During 1993, the Company sold additional shares in Teledata and realized gains on sales of $1.5 million (approximately $.9 million after taxes). As a result of these transactions the Company's ownership of Teledata was diluted from 21.7% to 12.2%. As a result of the Company's dilution in Ophir, the Company's ownership in Teledata has been reduced to 10.9%.

     (c) Effective January 1, 1993, the Company was required to adopt Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires a change from the deferred method to the liability method of accounting for income taxes. The cumulative effect on prior years of this change in accounting principle was reflected as a nonrecurring reduction of net income and an increase in deferred income tax liability of approximately $5 million. This is reported separately in the consolidated statement of income for the nine months ended September 30, 1993. This change required no payments to any taxing jurisdiction and had no material effect on the current period's net income. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109.

     Based on the guidelines of SFAS No. 52, "Foreign Currency Translation," the Company determined that the economy in Israel should no longer be considered hyperinflationary as a result of changes in the economic conditions and the decrease in the rate of inflation in Israel. Accordingly, as of the second quarter of 1993, for those subsidiaries and affiliates whose functional currency is considered to be the Israeli shekel, assets and liabilities were translated at the rate of exchange at the end of the reporting period and revenues and expenses were translated at the average rates during the reporting period. Gains or losses from translations of those foreign companies' financial statements are recorded as a separate component of shareholders' equity at September 30, 1993. Prior to 1993 translation gains and losses were reflected in the consolidated income statement. The effect of this change in method of reporting translations on the March 31, 1993 financial statements was immaterial.

     Reference should be made to the notes to the Company's December 31, 1992 consolidated financial statements for additional details of the Company's consolidated financial condition, results of operations and cash flows. The details in those notes have not changed except as a result of normal transactions in the interim. All adjustments (of a normal recurring nature) which are, in the opinion of management, necessary to a fair presentation of the results of the interim period have been included.

     (d) In March 1993, Ophir Holdings Ltd. ("Ophir"), a subsidiary of the Company, made an investment in approximately 12.8% of the equity of Industrial Buildings Corporation Ltd. (Mivnei Taasiya Ltd.) in the amount of approximately $50 million, which is being accounted for by the equity method of accounting. Industrial Buildings owns approximately one million square meters of industrial buildings in Israel. The investment was financed primarily by borrowings from unrelated banks and was made, together with other investors, as part of a group which acquired approximately 51% of Industrial Buildings. Ophir's interest in Industrial Buildings has been pledged to secure borrowings by it and other investors in the group.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 14--CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1992 AND 1993 AND AT SEPTEMBER 30, 1993
         (UNAUDITED)--(CONTINUED)

     Had the acquisition of Industrial Buildings been effected as of January 1, 1993 and January 1, 1992 the Company would have reported, on a pro forma basis, the following:

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                               --------------------
                                                                 1992       1993
                                                               ---------  ---------
                                                                   (DOLLARS IN
                                                                THOUSANDS, EXCEPT
                                                               EARNINGS PER SHARE)
Revenues.....................................................  $  73,725  $  53,638
Net income (loss)............................................      8,573     (2,511)
Earnings (loss) per Class A share............................  $     .36  $    (.11)

     In November 1993, the capital structure of Ophir was reorganized to provide for only one class of shares, instead of the two classes which previously existed. In connection with the recapitalization, Ophir received a "fairness" opinion from an independent investment consultant. As part of that transaction, the Company's equity interest in Ophir was increased from 49.4% to 50% and its voting interest was decreased from 60% to 50%. The equity ownership of a related party was decreased from 50.7% to 50% and its voting interest was increased from 40% to 50%. Immediately thereafter, Ophir made a private placement of its shares to a different related party under which it issued 15% of its shares for approximately $10.2 million and the Company's interest in Ophir was diluted from 50% to 42.5%.

     Until September 30, 1993, Ophir's financial statements were consolidated by the Company. As a result of the above-mentioned transactions, in the fourth quarter of 1993 Ophir will be accounted for under the equity method of accounting and the Company will record a gain on issuance of shares of approximately $3.1 million (approximately $2 million after taxes). At September 30, 1993 the Company's consolidated balance sheet included assets of approximately $69.4 million and the consolidated income statement included revenues of approximately $3.6 million with respect to Ophir. Had the above-mentioned transactions been consummated on September 30, 1993, the Company's investment in Ophir on the equity method would have been approximately $11.8 million.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
                       SELECTED QUARTERLY FINANCIAL DATA
                                  (UNAUDITED)

                                                       FIRST       SECOND       THIRD       FOURTH
                                                      QUARTER     QUARTER      QUARTER     QUARTER       TOTAL
                                                     ---------  ------------  ---------  ------------  ---------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Year Ended December 31, 1991:
  Revenues.........................................  $  19,184   $   13,042   $  19,855   $   19,438   $  71,519
  Net interest income (expense)....................       (496)          14       1,328          408       1,254
  Hotel and leisure-time operating income (loss)...       (939)      (1,033)      1,743        2,483       2,254
  Net income (loss)................................       (752)        (278)      1,276          880*      1,126*
  Earnings (loss) per Class A share................       (.03)        (.01)        .05          .04*        .05*
Year Ended December 31, 1992:
  Revenues.........................................  $  28,325   $   27,391   $  16,084   $   13,502   $  85,302
  Net interest income (expense)....................      1,929           48         162       (1,872)        267
  Food processing operating income.................      1,636        2,191       1,731        1,509       7,067
  Net income.......................................      5,626        3,613         702          383      10,324
  Earnings per Class A share.......................        .24          .15         .03          .02         .44

- ---------------
* Includes extraordinary income of $726,000, equal to $.03 per share which represents loss carryforwards utilized by subsidiaries.

                        REPRESENTATIVE RATES OF EXCHANGE
               BETWEEN THE U.S. DOLLAR AND THE NEW ISRAELI SHEKEL
           FOR THE THREE YEARS ENDED DECEMBER 31, 1990, 1991 AND 1992
                AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993

     The following table shows the amount of New Israeli Shekels equivalent to one U.S. Dollar on the dates indicated:

                                                             1990       1991       1992       1993
                                                           ---------  ---------  ---------  ---------
March 31.................................................      1.994      2.261      2.404      2.768
June 30..................................................      2.078      2.395      2.444      2.805
September 30.............................................      2.057      2.393      2.439      2.864
December 31..............................................      2.048      2.283      2.764

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
  INDUSTRIAL BUILDINGS CORPORATION LIMITED

     We have audited the balance sheet of Industrial Buildings Corporation Limited (hereafter--"the Company") as at December 31, 1992 and 1991 and the related statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1992, 1991 and 1990. Our audit was made in accordance with generally accepted auditing standards including those prescribed by the Auditors (Mode of Performance) Regulations (Israel), 1973, and, accordingly, included such tests of the accounting records and such other auditing procedures as we have considered necessary in the circumstances.

     The aforementioned financial statements have been prepared on the basis of the historical costs adjusted for the changes in the general purchasing power of the Israeli currency as measured by the changes in the Israeli Consumer Price Index, as required by Statements of the Institute of Certified Public Accountants of Israel. A summary of the financial statements in nominal (historical) Israeli shekels, which served as a basis for the adjusted statements, is presented in Note 25.

     In our opinion, the aforementioned financial statements present fairly the financial position of the Company as at December 31, 1992 and 1991 and the results of its operations, changes in its shareholders' equity and cash flows for the years ended December 31, 1992, 1991 and 1990, in conformity with accounting principles generally accepted in Israel.

     It is also our opinion that the aforementioned financial statements comply with the requirements of the Israel Securities Regulations (Preparation of Financial Statements), 1993.

     Pursuant to the United States Securities and Exchange Commission requirements, we state:

          (a) The above-mentioned generally accepted accounting principles were applied on a consistent basis.

          (b) The auditing standards and procedures mentioned above are Israeli auditing standards and procedures, which are substantially similar to standards in the United States.

                                          KOST, LEVARY AND FORER
                                          Certified Public Accountants (Israel)

Tel Aviv, Israel
April 28, 1993

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                                 BALANCE SHEET
                     (ADJUSTED TO SHEKELS OF DECEMBER 1992)

                                                                                                      DECEMBER 31,
                                                                                                 ----------------------
                                                                                       NOTE         1991        1992
                                                                                    -----------  ----------  ----------
                                                                                                 (NOTE ADJUSTED NIS IN
                                                                                                       THOUSANDS)
   ASSETS
Current Assets:
  Cash and cash equivalents.......................................................                   32,460      28,385
  Bank deposits...................................................................                    6,059       3,545
  Marketable securities...........................................................           3      127,896     108,971
  Accounts receivable.............................................................           4       53,731*     67,421
                                                                                                 ----------  ----------
                                                                                                    220,146     208,322
                                                                                                 ----------  ----------
Investment and Long-Term Receivables:
  Bank deposits...................................................................           5        5,910       2,378
  Long-term receivables...........................................................           6      155,569     150,268
  Government loans................................................................                      685      --
  Investment in a subsidiary......................................................           7        1,673       1,700
                                                                                                 ----------  ----------
                                                                                                    163,837     154,346
                                                                                                 ----------  ----------
Real Estate, Net..................................................................           8      744,367     795,137
                                                                                                 ----------  ----------
Fixed Assets, Net.................................................................           9       18,907      18,449
                                                                                                 ----------  ----------
Deferred Charges, Net.............................................................          10        6,113       4,454
                                                                                                 ----------  ----------
                                                                                                  1,153,370   1,180,708
                                                                                                 ----------  ----------
                                                                                                 ----------  ----------
    LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term loans...........................................          12       39,669      39,527
  Accounts payable and accrued liabilities........................................          11       30,411      46,167
  Unearned rental income..........................................................                    2,207       1,642
  Dividend proposed for payment...................................................                   36,092     120,000
                                                                                                 ----------  ----------
                                                                                                    108,379     207,336
                                                                                                 ----------  ----------
Long-Term Liabilities:
  Long-term loans.................................................................          12      166,797     126,309
  Lessees' deposits...............................................................          13        8,226       7,985
  Unearned rental income..........................................................                      429      --
  Debentures......................................................................          14a      31,860      31,630
  Debentures convertible into shares..............................................          14b      10,467      --
                                                                                                 ----------  ----------
                                                                                                    217,779     165,924
                                                                                                 ----------  ----------
Accruals:
  Severance pay and pension, net..................................................          15        1,469       1,401
  Deferred income taxes...........................................................          24d      48,504*     68,001
                                                                                                 ----------  ----------
                                                                                                     49,973      69,402
                                                                                                 ----------  ----------
Debentures Convertible into Shares................................................          14b      --           5,143
                                                                                                 ----------  ----------
Share Capital, Perpetual Loans, Capital Surplus and Retained Earnings:
  Share capital...................................................................          25c     508,759     526,358
  Perpetual loans.................................................................          18        9,430       8,622
  Capital surplus.................................................................                   26,631      48,947
  Retained earnings...............................................................                  232,419     148,976
                                                                                                 ----------  ----------
                                                                                                    777,239     732,903
                                                                                                 ----------  ----------
                                                                                                  1,153,370   1,180,708
                                                                                                 ----------  ----------
                                                                                                 ----------  ----------

- ---------------
* Reclassified.

    The accompanying notes are an integral part of the financial statements.

 .....................        .....................        ....................
       A. Klang                      Y. Ariav                     S. Sayad
   Chairman of the                   Director                Managing Director
  Board of Directors

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                              STATEMENT OF INCOME
                     (ADJUSTED TO SHEKELS OF DECEMBER 1992)

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                         -------------------------------
                                                                               NOTE        1990       1991       1992
                                                                            -----------  ---------  ---------  ---------
                                                                                           (ADJUSTED NIS IN THOUSANDS)
                                                                                           (EXCEPT PER SHARE AMOUNTS)
Revenues:
  Rental fees from lessees................................................                  80,085     80,372     80,239
  Government completion of rental fees....................................          22       7,902      1,557     --
                                                                                         ---------  ---------  ---------
                                                                                            87,987     81,929     80,239
  Work management fees....................................................                   3,356     10,505      8,511
                                                                                         ---------  ---------  ---------
                                                                                            91,343     92,434     88,750
  Maintenance and work management costs...................................          23a     39,193     40,239     38,831
                                                                                         ---------  ---------  ---------
                                                                                            52,150     52,195     49,919
  General and administrative expenses.....................................          23b     10,091     10,054     12,554
                                                                                         ---------  ---------  ---------
                                                                                            42,059     42,141     37,365
  Financial expenses, net.................................................          23c      5,731*       571*     1,512
                                                                                         ---------  ---------  ---------
                                                                                            36,328     41,570     35,853
  Gain (loss) on securities...............................................                  (5,514)*     1,513*    17,036
  Gain on realization of assets...........................................          23d     15,360        927      1,003
                                                                                         ---------  ---------  ---------
  Income before taxes on income...........................................                  46,174     44,010     53,892
  Taxes on income.........................................................          24a     14,007     11,918     18,470
                                                                                         ---------  ---------  ---------
  Income for the year after taxes on income...............................                  32,167     32,092     35,422
  Equity in earnings (losses) of a subsidiary.............................                     (26)       123         27
                                                                                         ---------  ---------  ---------
       Net income for the year............................................                  32,141     32,215     35,449
                                                                                         ---------  ---------  ---------
                                                                                         ---------  ---------  ---------
Earnings per share:
       Primary earnings per NIS 1 par value in adjusted NIS...............                   0.117      0.121      0.127
                                                                                         ---------  ---------  ---------
                                                                                         ---------  ---------  ---------
       Fully-diluted earnings per NIS 1 par value in adjusted NIS.........                   0.116      0.117      0.127
                                                                                         ---------  ---------  ---------
                                                                                         ---------  ---------  ---------

- ---------------

* Reclassified.

    The accompanying notes are an integral part of the financial statements.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                     (ADJUSTED TO SHEKELS OF DECEMBER 1992)

                                                                                                               CAPITAL
                                                                                                             RESERVE IN
                                                                       FUND FOR                 RECEIPTS ON  RESPECT OF
                                                                      DISTRIBUTION              ACCOUNT OF   EROSION OF
                                                SHARE     PERPETUAL    OF BONUS       SHARE        STOCK      PERPETUAL   RETAINED
                                               CAPITAL      LOANS       SHARES       PREMIUM      OPTIONS       LOANS     EARNINGS
                                              ---------  -----------  -----------  -----------  -----------  -----------  ---------
                                                                           (ADJUSTED NIS IN THOUSANDS)
Balance at January 1, 1990...................   434,766      13,089        6,137          587        1,762        6,291     242,971
  Realization of stock options (series 1)....    41,678      --           --            5,485       --           --          --
  Conversion of debentures convertible into
    shares...................................     1,622      --           (5,158)       5,410       --           --          --
  Erosion of perpetual loans.................    --          (1,958)      --           --           --            1,958      --
  Net income for the year....................    --          --           --           --           --           --          32,141
  Dividend in respect of perpetual loans.....    --          --           --           --           --           --            (260)
  Interim dividend proposed for payment
    (2.07%*).................................    --          --           --           --           --           --          (7,036)
  Reconcilement of dividend proposed for
    payment in previous year.................    --          --           --           --           --           --           1,202
                                              ---------  -----------  -----------  -----------  -----------  -----------  ---------
Balance at December 31, 1990.................   478,066      11,131          979       11,482        1,762        8,249     269,018
  Transfer to a fund for distribution of
    bonus shares.............................    --          --           32,462       --           --           --         (32,462)
  Distribution of bonus shares...............    30,198      --          (30,198)      --           --           --          --
  Realization of stock options (series 2)....         8      --               (1)          10           (1)      --          --
  Realization of debentures convertible into
    shares...................................       487      --              (85)         271       --           --          --
  Erosion of perpetual loans.................    --          (1,701)      --           --           --            1,701      --
  Net income for the year....................    --          --           --           --           --           --          32,215
  Dividend in respect of perpetual loans.....    --          --           --           --           --           --            (260)
  Dividend proposed for payment (12.42%)*....    --          --           --           --           --           --         (36,092)
                                              ---------  -----------  -----------  -----------  -----------  -----------  ---------
Balance at December 31, 1991.................   508,759       9,430        3,157       11,763        1,761        9,950     232,419
  Realization of stock options (series 2)....    14,108      --           (1,551)      23,084       (1,761)      --          --
  Conversion of debentures convertible into
    shares...................................     3,491      --             (818)       2,554       --           --          --
  Erosion of perpetual loans.................    --            (808)      --           --           --              808      --
  Net income for the year....................    --          --           --           --           --           --          35,449
  Dividend in respect of perpetual loans.....    --          --           --           --           --           --            (260)
  Dividend proposed for payment (12.49%)*....    --          --           --           --           --           --        (120,000)
  Reconcilement of dividend proposed for
    payment in previous year.................    --          --           --           --           --           --           1,368
                                              ---------  -----------  -----------  -----------  -----------  -----------  ---------
Balance at December 31, 1992.................   526,358       8,622          788       37,401       --           10,758     148,976

                                                 TOTAL
                                               ---------
Balance at January 1, 1990...................    705,603
  Realization of stock options (series 1)....     47,163
  Conversion of debentures convertible into
    shares...................................      1,874
  Erosion of perpetual loans.................     --
  Net income for the year....................     32,141
  Dividend in respect of perpetual loans.....       (260)
  Interim dividend proposed for payment
    (2.07%*).................................     (7,036)
  Reconcilement of dividend proposed for
    payment in previous year.................      1,202
                                               ---------
Balance at December 31, 1990.................    780,687
  Transfer to a fund for distribution of
    bonus shares.............................     --
  Distribution of bonus shares...............     --
  Realization of stock options (series 2)....         16
  Realization of debentures convertible into
    shares...................................        673
  Erosion of perpetual loans.................     --
  Net income for the year....................     32,215
  Dividend in respect of perpetual loans.....       (260)
  Dividend proposed for payment (12.42%)*....    (36,092)
                                               ---------
Balance at December 31, 1991.................    777,239
  Realization of stock options (series 2)....     33,880
  Conversion of debentures convertible into
    shares...................................      5,227
  Erosion of perpetual loans.................     --
  Net income for the year....................     35,449
  Dividend in respect of perpetual loans.....       (260)
  Dividend proposed for payment (12.49%)*....   (120,000)
  Reconcilement of dividend proposed for
    payment in previous year.................      1,368
                                               ---------
Balance at December 31, 1992.................    732,903

- ---------------

* The rate is computed on the basis of the par value of the nominal share capital.

    The accompanying notes are an integral part of the financial statements.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                            STATEMENT OF CASH FLOWS
                     (ADJUSTED TO SHEKELS OF DECEMBER 1992)

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                      -------------------------------
                                                                                        1990       1991       1992
                                                                                      ---------  ---------  ---------
                                                                                         ADJUSTED NIS IN THOUSANDS
Cash flows from operating activities:
  Net income for the year...........................................................     32,141     32,215     35,449
  Adjustments to reconcile net income to net cash provided by operating
    activities(a)...................................................................     29,050     25,798     34,999
                                                                                      ---------  ---------  ---------
      Net cash provided by operating activities.....................................     61,191     58,013     70,448
                                                                                      ---------  ---------  ---------
Cash flows from investing activities:
  Investment in fixed assets........................................................     (3,909)    (1,673)    (1,355)
  Investment in real estate.........................................................    (71,841)   (54,398)  (114,637)
  Sale (acquisition) of marketable securities, net..................................    (20,838)     6,289     35,961
  Redemption (acquisition) of bank deposits, net....................................     (8,736)     8,612     --
  Government grant received.........................................................     10,044      3,462     13,726
  Proceeds from realization of real estate..........................................     16,381     34,749     25,551
  Proceeds from realization of fixed assets.........................................        315        254        277
  Proceeds from redemption of government loans......................................        311         73        655
  Redemption (acquisition) of long-term deposits, net...............................      2,019     (4,632)     5,941
                                                                                      ---------  ---------  ---------
      Net cash used in investing activities.........................................    (76,254)    (7,264)   (33,881)
                                                                                      ---------  ---------  ---------
Cash flows from financing activities:
  Exercise of stock options.........................................................     47,163         16     33,880
  Lessees' deposits, net............................................................       (446)      (103)      (241)
  Dividend paid.....................................................................    (19,493)    --        (34,724)
  Dividend in respect of perpetual loans............................................       (260)      (260)      (260)
  Repayment of long-term loans and other long-term liabilities......................    (36,730)   (42,567)   (39,297)
  Short-term bank credits, net......................................................       (608)    --         --
                                                                                      ---------  ---------  ---------
      Net cash used in financing activities.........................................    (10,374)   (42,914)   (40,642)
                                                                                      ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents................................    (25,437)     7,835     (4,075)
Cash and cash equivalents at the beginning of the year..............................     50,062     24,625     32,460
                                                                                      ---------  ---------  ---------
      Cash and cash equivalents at the end of the year..............................     24,625     32,460     28,385
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
(a) Adjustment to reconcile net income to net cash provided by operating activities:
  Income and expenses not relating to cash flows:...................................
    Depreciation and amortization...................................................     36,215     36,363     35,204
    Deferred income taxes, net......................................................      9,889     11,654     18,357
    Gain (loss) from marketable securities..........................................      5,514     (1,513)   (17,036)
    Decrease in accrued severance pay and pension...................................       (271)      (202)       (68)
    Gain on realization of assets and changes in provision for losses...............    (15,360)      (927)    (1,003)
    Erosion of long-term loans and debentures.......................................      1,342       (758)    (1,509)
    Erosion of long-term receivables and bank deposits..............................     (1,550)        84        419
    Increase in value of government loans...........................................        (49)       (34)       (19)
    Equity in losses (earnings) of a subsidiary.....................................         26       (123)       (27)
                                                                                      ---------  ---------  ---------
                                                                                         35,756     44,544     34,318
                                                                                      ---------  ---------  ---------
  Changes in assets and liabilities:
    Decrease (increase) in long-term receivables....................................       (530)       363      6,556
    Increase in accounts receivables................................................     (2,932)   (25,090)   (19,052)
    Increase in accounts payable and accrued liabilities............................      6,876      8,344     14,171
    Decrease in unearned lease fees.................................................    (10,120)    (2,363)      (994)
                                                                                      ---------  ---------  ---------
                                                                                         (6,706)   (18,746)       681
                                                                                      ---------  ---------  ---------
                                                                                         29,050     25,798     34,999
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
(b) Supplementary information:
  Total interest paid...............................................................     10,301     11,333     12,148
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
  Total taxes paid..................................................................        309        622        425
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
(c) Non-cash operations:
  1. Sale of buildings by long-term credit..........................................     45,184      7,768      2,695
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
  2. Conversion of debentures into shares...........................................      2,064        719      5,378
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

    The accompanying notes are an integral part of the financial statements.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--GENERAL

     a. Definitions:

     "The Company"--Industrial Buildings Corporation Limited.

     "The subsidiary"--a subsidiary in which the Company holds 100% of rights to share capital, voting rights, and the right to appoint directors.

     b. "Government Company":

     At balance sheet date the Company was owned and controlled by the State of Israel (hereafter-- the "State") and was, therefore, accordingly subject to the provisions of the Government Companies Law, 1975.

     c. "Public Company":

     In March 1988, the Company issued shares, debentures and stock options which were registered for trade on the Tel-Aviv Stock Exchange.

     In December 1989, the State and the Company made a sales offer and an issuance consisting of shares, options and purchase options which were sold and issued by the State and the Company.

     As of balance sheet date, the percentage of holdings of the State in the Company is about 52%. Fully-diluted--the percentage reaches about 51%.

     Subsequent to balance sheet date the State sold all its holdings in the Company (see Note 27).

     d. Company activities:

     The Company is engaged mainly in initiating and erecting buildings for industry, trades and commerce intended for leasing and sale, as well as in managing work by the "cost plus" method, and in developing infrastructure for residential housing and industry.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

     a. Financial statements in adjusted new Israeli shekels:

     1. The Company maintains its accounting records in nominal (historical) new Israeli shekels.

     The financial statements have been prepared in accordance with Statements of the Institute of Certified Public Accountants in Israel, on the basis of historical costs adjusted to the changes in the general purchasing power of the Israeli currency.

     The nominal shekel financial statements have been restated in terms of the constant purchasing power of the new Israeli shekel as measured by the changes in the Consumer Price Index.

     All figures in these financial statements, including those of previous years, have been adjusted to the Consumer Price Index published for December 1992.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     The following are details of the Consumer Price Index and the rate of exchange of the U.S. dollar:

                                                                                        RATE OF EXCHANGE
                                                                      CONSUMER PRICE       OF THE U.S.
    AT THE END OF THE YEAR                                            INDEX (POINTS)*        DOLLAR
- -------------------------------------------------------------------  -----------------  -----------------
1989...............................................................          149.9            NIS 1.963
1990...............................................................          176.3            NIS 2.048
1991...............................................................          208.1            NIS 2.283
1992...............................................................          227.6            NIS 2.764

    THE CHANGE DURING THE YEAR:
- --------------------------------------------------------------------------------------
1990...............................................................          17.62%                4.33%
1991...............................................................          18.04%               11.47%
1992...............................................................           9.37%               21.07%

- ---------------

* According to the Consumer Price Index published for the month ended in the balance sheet date on average basis 1987 = 100.

     2. The adjusted values of non-monetary assets do not necessarily represent their real economic value, but rather their historical cost adjusted for the changes in the general purchasing power of the Israeli currency.

     3. The term "cost" in these financial statements refers to adjusted new Israeli shekel costs, unless otherwise indicated.

     4. A summary of the financial statements in nominal Israeli shekels, which served as a basis for the adjusted statements, is presented in Note 25.

     b. Principles of adjustment:

     1. Balance Sheet:

          a) Non-monetary items (such as fixed assets, real estate, investment in a subsidiary, other assets, advances from customers, prereceived income and shareholders' equity and capital surplus), have been adjusted on the basis of the changes in the Consumer Price Index from the date of acquisition or transaction until December 1992.

          b) Monetary items (items as to which balance sheet amounts reflect current values or realization at balance sheet date) are reflected in the balance sheet as of December 31, 1992 in their nominal amount (figures for the preceding year have been adjusted to December 1991 Consumer Price Index).

     2. Statement of income:

          a) The components of the statement of income (except for financing), relating to transactions carried out during the year, have been adjusted at monthly indices on the dates the transactions occurred. The erosion of monetary balances relating to the aforesaid transactions has been included in financial income or expenses.

          b) Statement of income items relating to non-monetary balance sheet items such as depreciation and amortization have been adjusted on the same basis applied for adjusting the relevant balance sheet items.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     The components of the statement of income relating to provisions included in the balance sheet, such as provisions for severance pay and vacation pay, have been determined on the basis of the changes in the balances of the related balance sheet items.

     c. Fixed assets:

     1. These assets are stated at cost net of accumulated depreciation.

     2. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

     The annual depreciation rates grouped by the various assets are as follows:

                                                                                            %
                                                                                        ---------
Offices...............................................................................          2
Motor vehicles........................................................................         15
Computers, furniture and equipment....................................................       6-20

     d. Real estate:

     1. Real estate is presented at cost, net of investment grants received and net of accumulated depreciation.

     The cost of buildings erected by the Company and cost of works in progress include, among other things, real interest costs, if any, for the period until the commencement of operations of the assets and part of the expenses of the engineering department which supervises these works.

     2. Depreciation is computed at cost less investment grants, by the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

                                                                                              %
                                                                                          ---------
Buildings for leasing and sale..........................................................          2
Industrial systems and installations in buildings.......................................         10

     3. Real estate leasing transactions are presented in the financial statements by the "operating lease" method.

     As to buildings the lessees of which have committed themselves to purchase in a price not fully-linked to the Consumer Price Index (CPI), a provision for losses in respect of erosion of the component not fully linked to the CPI has been made.

     4. Income or loss on sale of real estate, including sales by long-term credit, is calculated specifically for each asset separately.

     e. Investment in a subsidiary:

     Investment in a subsidiary is presented by the equity method. Since the subsidiary's scope of activity is immaterial as compared to the Company's financial scope, no consolidated financial statements have been prepared.

     f. Government loans:

     Government loans are presented in accordance with the recommendations of the Statements of the Institute of Certified Public Accountants in Israel.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     g. Marketable securities:

     Marketable securities are presented at market value as of balance sheet date.

     Market value of the securities as of balance sheet date is not significantly different from the cost of the securities with the addition of interest accrued on debentures as at balance sheet date.

     h. Deferred charges:

     Expenses related to issues of debentures and obtaining a long-term loan are amortized over the period of benefiting from the proceeds, based on the balances in circulation at the end of each year.

     i. Provision for doubtful debts:

     Provision for doubtful debts has been determined specifically regarding debts whose collection is doubtful.

     j. Taxes on Income:

     1. Deferred taxes:

          a) The provision for deferred taxes was created in order to regulate the tax burden resulting from timing differences between the results measured in the financial statements and those measured for income tax purposes. The provision is computed at the expected tax rate at the time of realization.

          b) The main items in respect of which deferred taxes were computed are: accelerated depreciation, prereceived rental fees, advances from customers, provision for severance pay and pension, provision for vacation pay leave, provision for doubtful debts, and accumulated loss for tax purposes.

          c) According to a Statement of the Institute of Certified Public Accountants in Israel, a provision for deferred taxes was not computed in respect of part of the adjustment of depreciable fixed assets, whose depreciation period is 20 years or more, which will not be recognized as tax deductible, and in respect of adjustment of depreciable fixed assets which are a priori not entitled to depreciation for tax purposes.

     2. Current taxes:

     Current taxes include inflationary tax in respect of sale of buildings. (See Note 24c, 3b).

     k. Linkage to the CPI or to foreign currency:

     Assets or liabilities linked to the CPI or to foreign currency are presented according to the terms of the contractual agreement.

     l. Earnings per share:

     Earnings per share are computed according to a Statement of the Institute of Certified Public Accountants in Israel.

     m. Perpetual loans:

     The perpetual loans are not linked and are presented within the framework of share capital, capital surplus and retained earnings items at an amount identical to their nominal amount at balance sheet date (comparative figures have been adjusted of shekels of December 1992).

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     Erosion of perpetual loans is charged directly to capital surplus, while the interest payments in respect of these loans, considered as dividend, are deducted from the total retained earnings.

NOTE 3--MARKETABLE SECURITIES

                                                                                      DECEMBER 31,
                                                                                  --------------------
                                                                                    1991       1992
                                                                                  ---------  ---------
                                                                                    ADJUSTED NIS IN
                                                                                       THOUSANDS
                                                                                  --------------------
Government debentures...........................................................     93,938     72,580
Other debentures................................................................     16,829     22,999
Trust and other funds...........................................................     17,129     13,392
                                                                                  ---------  ---------
                                                                                    127,896    108,971
                                                                                  ---------  ---------
                                                                                  ---------  ---------

NOTE 4--ACCOUNTS RECEIVABLE

Lessees.........................................................................      6,980      7,257
Less provision for doubtful debts...............................................     (2,590)    (3,235)
                                                                                  ---------  ---------
                                                                                      4,390      4,022
Current maturities of debentures of the State of Israel--through Ministry of
Defense and Rafael(1)...........................................................     17,714      7,951
Current maturities of other long-term receivables...............................      2,706      4,401
Works' orders...................................................................     16,125     31,796
Purchasers......................................................................      1,836      1,985
Tax refunds receivable..........................................................      1,248      2,083
Investment grants receivable....................................................      4,624      5,984
Employees.......................................................................        724*       660
A subsidiary....................................................................        434     --
Deferred income taxes(2)........................................................      2,409*     3,549
Other...........................................................................      1,521      4,990
                                                                                  ---------  ---------
                                                                                     53,731     67,421
                                                                                  ---------  ---------
                                                                                  ---------  ---------

- ---------------

(1) See Note 6a.

(2) See Note 24d.

* Reclassified.

NOTE 5--BANK DEPOSITS

     a. Long-term deposits are linked to the CPI and bear an annual weighted interest rate of 3.25%.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 5--BANK DEPOSITS--(CONTINUED)

     b. Composed as follows:

                                                                                          DECEMBER 31,
                                                                                      --------------------
                                                                                        1991       1992
                                                                                      ---------  ---------
                                                                                        ADJUSTED NIS IN
                                                                                           THOUSANDS
Deposits............................................................................      9,886      5,867
Less current maturities.............................................................      3,976      3,489
                                                                                      ---------  ---------
                                                                                          5,910      2,378
                                                                                      ---------  ---------
                                                                                      ---------  ---------

NOTE 6--LONG-TERM RECEIVABLES

     a. Composed as follows:

                                                                           WEIGHTED
                                                                           INTEREST
                                                                             RATE          DECEMBER 31,
                                                               LINKAGE    -----------  --------------------
                                                                TERMS          %         1991       1992
                                                             -----------  -----------  ---------  ---------
                                                                                         ADJUSTED NIS IN
                                                                                            THOUSANDS
State of Israel--through Ministry of Defense and
Rafael(c)..................................................         CPI         5.09     122,734    111,840
Less current maturities....................................                               17,714      7,951
                                                                                       ---------  ---------
                                                                                         105,020    103,889
                                                                                       ---------  ---------
Other receivables(d).......................................         CPI         4.62      53,255     50,780
Less current maturities....................................                                2,706      4,401
                                                                                       ---------  ---------
                                                                                          50,549     46,379
                                                                                       ---------  ---------
                                                                                         155,569    150,268
                                                                                       ---------  ---------
                                                                                       ---------  ---------

     b. Aggregate maturities of long-term loans:

                                                                                      DECEMBER 31,
                                                                                  --------------------
                                                                                    1991       1992
                                                                                  ---------  ---------
                                                                                    ADJUSTED NIS IN
                                                                                       THOUSANDS
First year (current maturities).................................................     20,420     12,352
                                                                                  ---------  ---------
Second year.....................................................................     12,045     13,145
Third year......................................................................     12,839     14,385
Fourth year.....................................................................     14,083     15,072
Fifth year......................................................................     14,770     11,173
Sixth year and thereafter.......................................................    101,832     96,493
                                                                                  ---------  ---------
                                                                                    155,569    150,268
                                                                                  ---------  ---------
                                                                                    175,989    162,620
                                                                                  ---------  ---------
                                                                                  ---------  ---------

     c. State debts through the Ministry of Defense and Rafael:

     In February, a compromise arrangement was signed between the Company and the State of Israel through the Ministry of Defense and the Weapons Development Authority (hereafter--"Rafael"), arranging the payments due from Rafael to the Company in respect of buildings erected by the Company for Rafael.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 6--LONG-TERM RECEIVABLES--(CONTINUED)

     According to the terms of the arrangement, Rafael is to pay the Company for its debts as of the date of making the arrangement and for payments in respect of leasing and purchasing of buildings not as yet due, a total sum of approximately NIS 160 million. This sum will be paid over a period of 18 years, in equal monthly installments linked to the CPI, plus a linked interest at an annual rate of 3.5%.

     Moreover, Rafael undertook to pay the Company all the amounts which the Company is obligated to pay to the First International Bank of Israel in respect of a loan received by the Company within the framework of an arrangement for financing part of the leasing payments which Rafael was to pay the Company (see
Note 12). In addition, Rafael paid the Company, shortly following the signing of the arrangement, a total sum of approximately NIS 13 million in respect of the amounts paid by the Company to the bank on account of the abovementioned loan, and which were not repaid to it by Rafael.

     The compromise agreement was validated by a judgment.

     d. Collaterals for other long-term receivables:

     About NIS 36 million out of the long-term receivables are collateraled by the following means:

     1. Third party guarantees (mainly guarantees by the World Zionist Federation).

     2. Liability for payment by the State or a government company.

     3. The Company's rights in the building are being transferred to the purchasers only following completion of payments.

NOTE 7--INVESTMENT IN A SUBSIDIARY

     The Company has full control of the Trades Development Company Ltd. (hereafter--"TDC"). Regarding transactions and balances with TDC--see Note 20d.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 8--REAL ESTATE, NET

     a. Composed as follows:

                                                                   BUILDINGS
                                                                  (INCLUDING
                                                                     LAND)      SYSTEMS      TOTAL
                                                                  -----------  ---------  -----------
                                                                       ADJUSTED NIS IN THOUSANDS
Cost at January 1, 1992.........................................    1,145,980    120,749    1,266,729
Additions during the year(1)....................................       98,514      1,037       99,551
Disposals during the year.......................................      (16,205)    (2,970)     (19,175)
                                                                  -----------  ---------  -----------
Balance at December 31, 1992(2)(3)..............................    1,228,289    118,816    1,347,105
                                                                  -----------  ---------  -----------
Depreciation at January 1, 1992.................................      390,430     50,488      440,918
Additions during the year.......................................       21,012     11,213       32,225
Disposals during the year.......................................       (6,973)    (1,203)      (8,176)
                                                                  -----------  ---------  -----------
Depreciated cost at December 31, 1992...........................      404,469     60,498      464,967
                                                                  -----------  ---------  -----------
                                                                      823,820     58,318      882,138
                                                                  -----------  ---------
                                                                  -----------  ---------
Provision for losses............................................                               (5,955)
Advance payments from customers.................................                              (81,046)
                                                                                          -----------
Real estate, net at December 31, 1992(4)........................                              795,137
                                                                                          -----------
                                                                                          -----------
Depreciated cost at December 31, 1991...........................      755,550     70,261      825,811
                                                                  -----------  ---------
                                                                  -----------  ---------
Provision for losses............................................                               (3,003)
Advance payments from customers.................................                              (78,441)
                                                                                          -----------
                                                                                              744,367
                                                                                          -----------
                                                                                          -----------

- ---------------

(1) Including the charging of expenses of the planning department at a total of some NIS 1,255 thousand.

(2) Including NIS 106,448 thousands buildings and systems being erected (including land) (at December 31, 1991--NIS 56,388 thousand).

(3) Net of investment grants at a total of NIS 381,370 thousands.

(4) Including land at a total of NIS 88,372 thousands.

     b. Company's rights in real estate as at December 31, 1992 are as follows:

                                                                   REGISTERED AT   NOT REGISTERED
                                                                     THE LAND        AT THE LAND
                                                                     REGISTRY         REGISTRY         TOTAL
                                                                   -------------  -----------------  ---------
                                                                         %                %              %
                                                                   -------------  -----------------  ---------
Ownership rights.................................................          4.5              4.4            8.9
Capitalized leasing rights.......................................         13.5             63.3           76.8
Leasing rights...................................................          1.0             13.3           14.3
                                                                         -----            -----      ---------
                                                                          19.0             81.0          100.0
                                                                         -----            -----      ---------
                                                                         -----            -----      ---------

     c. Investment grants

     1. The Investment Center has approved under the Law for the Encouragement of Capital Investments, 1959 (hereafter--the "Law") various of the Company's programs for erecting buildings, including equipment and installations in buildings.

     2. Under the Law, the Company is entitled to receive investment grants for its approved investments, to claim accelerated depreciation for tax purposes as well as to a reduced tax rate.

     3. The amount of the grant is deducted from the cost of the assets in order to calculate depreciation for tax purposes.

     4. Under the law, the Investment Center is authorized to demand that the Company, should it fail to fulfill the terms of the approval, return the grants that it received with the addition of interest and

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 8--REAL ESTATE, NET--(CONTINUED)

linkage differences from the date they were received. Moreover, the Company will have to repay the entire tax benefits (accelerated depreciation and the reduced tax rate). In the opinion of the Company's management, the Company is fulfilling the approvals' terms.

NOTE 9--FIXED ASSETS, NET

                                                                                                    OFFICE
                                                                                                   EQUIPMENT
                                                                                                      AND
                                                                          OFFICES*    VEHICLES     FURNITURE     TOTAL
                                                                          ---------  -----------  -----------  ---------
                                                                                    ADJUSTED NIS IN THOUSANDS
Cost as at January 1, 1992..............................................     15,814       1,713        8,479      26,006
Additions during the year...............................................         39         641          675       1,355
Disposals during the year...............................................     --            (719)        (255)       (974)
                                                                          ---------  -----------  -----------  ---------
Balance as at December 31, 1992.........................................     15,853       1,635        8,899      26,387
                                                                          ---------  -----------  -----------  ---------
Accumulated depreciation as at January 1, 1992..........................      1,603         617        4,879       7,099
Additions during the year...............................................        312         251          908       1,471
Disposals during the year...............................................     --            (429)        (203)       (632)
                                                                          ---------  -----------  -----------  ---------
Balance as at December 31, 1992.........................................      1,915         439        5,584       7,938
                                                                          ---------  -----------  -----------  ---------
                                                                          ---------  -----------  -----------  ---------
Depreciated cost as at December 31, 1992................................     13,938       1,196        3,315      18,449
                                                                          ---------  -----------  -----------  ---------
                                                                          ---------  -----------  -----------  ---------
Depreciated cost as at December 31, 1991................................     14,211       1,096        3,600      18,907
                                                                          ---------  -----------  -----------  ---------
                                                                          ---------  -----------  -----------  ---------

- ---------------

* Offices in Tel-Aviv (at depreciated cost of about NIS 11 million) have not as yet been registered in the Land Registry Office in the Company's name.

NOTE 10--DEFERRED CHARGES, NET

     Including expenses relating to the raising of capital through a public offering on basis of a prospectus, as well as a long-term loan received, as follows:

                                                                                         DECEMBER 31,
                                                                                     --------------------
                                                                                       1991       1992
                                                                                     ---------  ---------
                                                                                       ADJUSTED NIS IN
                                                                                          THOUSANDS
Expenses of capital raising........................................................      9,441      9,441
Expenses of discounting debentures.................................................      3,887      3,887
                                                                                     ---------  ---------
                                                                                        13,328     13,328
Less accumulated amortization......................................................      7,215      8,874
                                                                                     ---------  ---------
                                                                                         6,113      4,454
                                                                                     ---------  ---------
                                                                                     ---------  ---------

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 11--ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                         DECEMBER 31,
                                                                                     --------------------
                                                                                       1991       1992
                                                                                     ---------  ---------
                                                                                       ADJUSTED NIS IN
                                                                                          THOUSANDS
Treasury--withheld income tax and VAT..............................................      1,358        595
Lessees............................................................................        719        406
Work orders and entrepreneurs......................................................      1,395        116
Contractors and designers..........................................................     21,613     37,849
A subsidiary.......................................................................     --            597
Other and expenses payable.........................................................      5,326      6,604
                                                                                     ---------  ---------
                                                                                        30,411*    46,167
                                                                                     ---------  ---------
                                                                                     ---------  ---------

- ---------------

* Reclassified

NOTE 12--LONG TERM LOANS

     a. Composition of loans by lenders, linkage terms, and interest rates:

                                                           WEIGHTED
                                                            ANNUAL    BALANCE OF     CURRENT      LONG-TERM LOANS
                                                           INTEREST    THE LOANS   MATURITIES       DECEMBER 31,
                                                             RATE     -----------  -----------  --------------------
                                                                         DECEMBER 31, 1992        1991       1992
                                                           ---------  ------------------------  ---------  ---------
                                                              (%)              (ADJUSTED NIS IN THOUSANDS)
Industrial Development Bank Ltd.:
CPI--linked loans........................................       1.43     113,116       30,897     113,825     82,219
Loans linked to the U.S. dollar..........................       7.50         990          358         895        632
                                                                      -----------  -----------  ---------  ---------
                                                                         114,106       31,255     114,720     82,851
                                                                      -----------  -----------  ---------  ---------
State of Israel:
CPI--linked loans........................................       1.16       3,522          828       3,546      2,694
Unlinked loans...........................................      17.00          14            3          14         11
                                                                      -----------  -----------  ---------  ---------
                                                                           3,536          831       3,560      2,705
                                                                      -----------  -----------  ---------  ---------
Bank Leumi LeIsrael
  Ltd.:
CPI--linked loan.........................................       9.10      26,864        2,985      27,060     23,879
First International
  Bank of Israel
  Ltd.:*
CPI--linked loan.........................................      12.00      20,891        4,017      21,043     16,874
Various lenders:
CPI--linked loans........................................       8.30         439          439         414     --
                                                                      -----------  -----------  ---------  ---------
                                                                         165,836       39,527     166,797    126,309
                                                                      -----------  -----------  ---------  ---------
                                                                      -----------  -----------  ---------  ---------

- ---------------

* See note 6c.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 12--LONG TERM LOANS--(CONTINUED)

    b. Aggregate maturities of the loans:

                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1991       1992
                                                                                             ---------  ---------
                                                                                               (ADJUSTED NIS IN
                                                                                                  THOUSANDS)
First year
  (current maturities).....................................................................     39,669     39,527
                                                                                             ---------  ---------
Second year................................................................................     39,654     37,797
Third year.................................................................................     38,031     29,998
Fourth year................................................................................     30,199     21,194
Fifth year.................................................................................     21,324     14,834
Sixth year and thereafter..................................................................     37,589     22,486
                                                                                             ---------  ---------
                                                                                               166,797    126,309
                                                                                             ---------  ---------
                                                                                               206,466    165,836
                                                                                             ---------  ---------
                                                                                             ---------  ---------

     c. As to collaterals for the loans--see Note 19.

NOTE 13--LESSEES' DEPOSITS

     Deposits linked to the CPI and not bearing interest, were received from lessees to secure rental payments. The deposits plus linkage differences are returned to the lessees at the end of the leasing period and after the lessees have fulfilled all of their obligations.

NOTE 14--DEBENTURES

     a. Debentures (Series "B"):

     A series of registered debentures (Series "B") of NIS 15,225 thousand par value, redeemable in equal installments in the years 1994-2003, bearing an annual interest rate of 6.25%, linked (principal and interest) to the CPI of January 1988. To secure these debentures, the Company registered a first degree floating charge on all its assets and rights (see Note 19a(5)).

     b. Debentures convertible into shares (Series "A"):

     A series of registered debentures (Series "A") of NIS 7,500 thousand par value, redeemable on March 31, 1993, bearing an annual interest rate of 4%, linked (principal and interest) to the CPI of January 1988, and convertible into ordinary registered shares of NIS 1 par value, each at a conversion rate of NIS 1 par value of debentures (Series "A") to 1.21 ordinary shares of NIS 1 par value each (121%) (subject to adjustment in respect of every future distribution of bonus shares), on every business banking day until March 24, 1993. To secure these debentures, the Company registered a floating charge, of last degree, on all of its assets and rights (see Note 19a(5)).

     Considering the expected conversion of debentures, the debentures were presented in a separate item in the balance sheet, between the shareholders' equity and the long-term liabilities, and were included according to their "capital value".

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 14--DEBENTURES--(CONTINUED)

     Through balance sheet date, NIS 5,047 thousand par value of debentures (Series "A") have been converted into shares.

     Subsequent to balance sheet date all remaining debentures were converted into shares (see Note 27).

NOTE 15--PROVISION FOR SEVERANCE PAY AND PENSION, NET

     a. Composed as follows

                                                                                            DECEMBER 31,
                                                                                        --------------------
                                                                                          1991       1992
                                                                                        ---------  ---------
                                                                                          (ADJUSTED NIS IN
                                                                                             THOUSANDS)
Provision for severance pay...........................................................      2,329      2,884
Less amounts deposited................................................................      1,823      2,444
                                                                                        ---------  ---------
Undeposited balance...................................................................        506        440
Provision for pension.................................................................        963        961
                                                                                        ---------  ---------
                                                                                            1,469      1,401
                                                                                        ---------  ---------
                                                                                        ---------  ---------

     b. The provision for severance pay covers all the Company's liabilities for severance pay to its employees, as at balance sheet date.

     c. The amounts deposited for severance pay reflect the sums deposited in the "Makefet" fund.

     d. The provision for pension pay for a former senior employee of the Company, has been computed according to actuarial tables published by the National Insurance Institute. The cash flow has ben capitalized at the rate of 7.5% per annum. The pension payments are linked to the CPI.

     The provision for pension pay covers all of the Company's liability for the pension payments to the abovementioned employee.

NOTE 16--STOCK OPTIONS

     a. Stock options (Series 1):

     All stock options (Series 1) have been realized in 1990 into ordinary shares of NIS 1 each.

     b. Stock options (Series 2):

     Through balance sheet date all stock options (Series 2) have been exercised. During the reported year 12,404,800 stock options (series 2) were converted into shares for the consideration of approximately adjusted NIS 34 million.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 17--CONTINGENT LIABILITIES AND OUTSTANDING CLAIMS

     a. Contingent liabilities:

     Under the Law for the Encouragement of Capital Investments, 1959, the Company receives investment grants in respect of its investments within the framework of approved programs.

     See note 8d, regarding the event of the Company failing to fulfill the terms of the programs.

     b. Outstanding claims against the Company*:

     The following legal and other claims exist against the Company:

          1. A claim was lodged against the Company in October 1988 by a contractor for the amount of NIS 250 thousand, for invoices of infrastructure development work which was carried out by him between the years 1978-1980 and which he alleges were not paid.

     The Company carried out the abovementioned infrastructure development work on behalf of the State of Israel within the framework of implementation of infrastructure work in development areas which the Company has implemented and is implementing on behalf of the State.

     In an agreement signed between the Company and the Ministry of Industry and Trade, it has been decided that the Ministry will indemnify the Company for any amount that it will be charged with in the judgment in this claim, on condition that the Company has acted regarding this work in a bona fide manner and without negligence.

          2. A corporation which entered into a lease-purchase agreement with the Company for the erection of a building in the Alon-Hatavor industrial zone, submitted in January 1989 a claim against the Company for the amount of about NIS 434 thousand, claiming that the agreement was canceled by the Company. The Company submitted a counterclaim for about NIS 549 thousand to recover its costs. In the opinion of the Company's legal counsels, based, inter alia, on the facts provided by the Company's employees, the Company has a good defense in this claim.

          3. In November 1990, the Company was joined as a fourth party to a claim, alleging that the Company was responsible for indemnification of an insurance company with a sum of NIS 500 thousand in respect of a claim lodged against the insurance company. In the opinion of the Company's management, based on the opinion of its legal counsels, the Company has a good defense in this claim.

          4. In February 1991, a claim was lodged against the Company for a total of NIS 4 million, alleging that the Company was negligent in supervising investments in a project in Beit Shean, and as a result, damage was caused to the plaintiff. A statement of defense was submitted. In the opinion of Company's management, based on the opinion on its legal counsels, the Company has a good defense in this claim.

          5. In August 1991, a design firm lodged a claim against the Company for, the payment of professional fees amounting to a total of about NIS 640 thousand, which it claims that are due to it for work carried out for the Company, and which were not paid by it. The Company submitted a statement of defense and in November 1991 submitted a damage claim against the design company
- ---------------

* the financial amounts are in accordance with the original amounts in the statements of claim.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 17--CONTINGENT LIABILITIES AND OUTSTANDING CLAIMS--(CONTINUED)

     amounting to a total of NIS 1,160 thousand. In the opinion of the Company management, based on the opinion of its legal counsels, the Company has a good defense in this claim.

          6. In March 1992, an architect lodged a claim against the Company for the payment of professional fees amounting to a total of about NIS 850 thousand, which he claims are due him for the planning of a project. In the opinion of the Company management, based on the opinion of its legal counsels, the Company has a good defense in this claim.

          7. The Zionist Federation (henceforth--the "Federation") notified the Company in May 1991 that it disputes the determination of the sums due to the Company for the sale of buildings to various tenants, the payment for which was guaranteed by the Federation. The Federation claims that it is entitled to examine the selling prices of the buildings according to the procedures set out in the agreement and that until the examination is carried out, the Federation will not continue the payments under the agreement.

          In the course of 1991, the Federation examined the selling price of the building, and following that notified the Company that the costs of the building examined comply with the market prices, with the exception of the price increases during the implementation period, which are irregular, and that it wishes to check the calculations of the price increases.

          At a meeting with the Federation in March 1992, it was agreed that the Federation will submit to the Company its reservations regarding the calculation of the price increases.

          All amounts which the Federation was due to pay by December 31, 1992 have been paid.

          8. In December 1991, the Israel Lands Administration notified the Company that it is requested to return to it a total of NIS 700 thousand which it collected as handling fees from various entrepreneurs. The Company rejected the Administration's demand.

          9. A banking institution submitted in February 1992 a claim amounting to about NIS 3,200 thousand against the State of Israel, the Israel Lands Administration and the Company, claiming that the defendants were negligent in not observing the attachment by the banking institution of the third party's land rights.

          The statement of claim states that the Company was joined to the claim by being a trustee for the State of Israel in the matter of the claim.

          In the opinion of the Company management, based on the opinion of its legal counsels, the Company has a good defense in this claim.

          In view of the stated above, the Company management is of the opinion that there is no need to record provisions for the said claims in its financial statements.

NOTE 18--PERPETUAL LOANS

     The Company received perpetual loans from the State. The principal of the loan is unlinked, but it bears interest at a rate of 0.5% per annum which is fully linked to the CPI and payable each quarter.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 19--LIENS AND GUARANTEES

  a. Liens:

     1. There is a floating charge on the Company's assets, unlimited in sum, of first degree, in favor of the Industrial Development Bank of Israel Ltd., to secure the loans received from this bank. In addition, the Company has mortgaged in favor of this bank, by floating first degree charge, by fixed first degree charge and by fixed first degree mortgage all the monies due and/or that will be due to the Company from the State of Israel or from any State authority. These monies have also been assigned to this bank by assignment by way of lien.

     2. To secure a loan amounting to about NIS 27 million, the Company registered a fixed charge, unlimited in amount, on the undemanded share capital and on the Company's goodwill, as well as a floating charge, unlimited in amount, on all Company assets, in favor of the Leumi Industrial Development Bank Ltd. and/or Bank Leumi LeIsrael Ltd.

     On January 21, 1987, the Company entered into an agreement with the Industrial Development Bank of Israel Ltd., Bank Leumi LeIsrael Ltd. and Leumi Industrial Development Bank Ltd. (henceforth--the "Banks"), according to which any net proceeds received in the event of realizing or enforcing the floating charge created by the Company in favor of the Banks (henceforth--the "Proceeds") as detailed in Sections 1 and 2 above, will be divided in a manner so that 90% of the Proceeds will be paid to the Industrial Development Bank of Israel Ltd., on account of the Company's debts to that bank at that time, and 10% of the Proceeds will be paid to Bank Leumi LeIsrael Ltd. and to the Leumi Industrial Development Bank Ltd., on account of the Company's debts to those banks at that time.

     3. To secure the fulfillment by the Company of the terms of the Approved Enterprise status granted the Company under the Law for the Encouragement of Capital Investments, 1959, the Company mortgaged in favor of the State all of its property by a floating charge unlimited in amount.

     4. To secure a loan totaling about NIS 21 million, the Company recorded a fixed charge in favor of the First International Bank of Israel on the rental payments received from the leasing of specific buildings.

     5. To secure two public debenture series issues according to a prospectus (see Note 14), the Company recorded charges on its property and rights, as follows:

          a) For the series of NIS 7,500 thousand nominal value registered debentures (Series "A")--a floating charge of last degree on all Company property and rights.

          b) For the series of NIS 15,225 thousand nominal value registered debentures (Series "B")-- a first degree floating charge on all its property and rights. This floating charge is at an equal priority with the other floating charges of first priority created by the Company in favor of the Banks, pari passu to the amounts of liabilities that may exist from time to time.

     6. In order to secure amounts paid by assets of the Federation of Labour (hereafter--the "Federation"), according to a selling contract from December 23, 1991, signed between the parties, the Company registered in favor of the Institution a first-degree fixed charge, unlimited in amount, on the rights in property in Katzrin.

  b. Guarantees:

     As of date of the financial statement, no guarantees have been given by the Company, with the exception of guarantees to the courts relating to petitions for attachments made by the Company within

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 19--LIENS AND GUARANTEES--(CONTINUED)

the framework of the claims that it submitted, and the exception of guarantees to secure payments in respect of purchase of land and buildings by the Company.

NOTE 20--TRANSACTIONS WITH INTERESTED PARTIES

     The Company conducted transactions with interested parties as follows:

          a. Infrastructure development work for the State:

             The Company carries out infrastructure development for industry for the Ministry of Industry and Commerce, and the development for infrastructure for dwelling for the Israel Lands Administration and the Ministry of Construction and Housing. This work is fully financed by the State.

          b. Transactions with the State:

             1. a) As of December 31, 1992, the total area of buildings leased to the State amounted to about 95 thousand square meters. The State does not enjoy preference regarding the leasing terms over other lessees doing business with the Company.

                b) Regarding the State's debt for the leasing and purchase of buildings--see Note 6c.

             2. The Company received perpetual loans and other loans from the State. For particulars of the loans, see Notes 12 and 18.

             3. According to a trust agreement with the State for the management of the Industrial Research Center (IRC) company, the Company maintains and leases a building owned by IRC with an area of 4,000 square meters, located at the Technion campus in Haifa.

             4. The Company manages the Industry and Trades Center with an area of 390 dunams, located near the Erez roadblock north of Gaza, including an industrial building with an area of about 4,500 square meters.

             5. The Company leases and maintains a building belonging to the State with a total area of about 26 thousand square meters, located in Kiryat Shmona.

          c. Investment grants:

          The Company routinely receives investment grants for its investments in buildings and equipment within the framework of programs approved under the Law for the Encouragement of Capital Investments, 1969 (see Note 8d).

          d. Transactions with the Trades Development Company Ltd. (henceforth--"TDC"):

             1. TDC is fully controlled by the Company. All TDC management activities are conducted by the Company.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 20--TRANSACTIONS WITH INTERESTED PARTIES--(CONTINUED)

             2. Following are details of transactions and balances between TDC and the Company:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                   1990        1991        1992
                                                                                 ---------  -----------  ---------
                                                                                    (ADJUSTED NIS IN THOUSANDS)
Management fees paid by TDC to the Company.....................................        117         117         114
                                                                                 ---------       -----   ---------
                                                                                 ---------       -----   ---------
Interest, including interest on debentures, paid by Company
  to TDC.......................................................................        106         122          33
                                                                                 ---------       -----   ---------
                                                                                 ---------       -----   ---------
                                                                                           DECEMBER 31,
                                                                                 ---------------------------------
                                                                                   1991                    1992
                                                                                 ---------               ---------
                                                                                    (ADJUSTED NIS IN THOUSANDS)
Mutual debit (credit) balances of TDC..........................................        434                    (597)
                                                                                 ---------               ---------
                                                                                 ---------               ---------
6.25% debentures (Series "B") of Industrial Building:
  1. N.V. in nominal NIS.......................................................        568                     171
                                                                                 ---------               ---------
                                                                                 ---------               ---------
  2. Value in the books of Industrial Building Corporation Ltd. ...............      1,189                     355
                                                                                 ---------               ---------
                                                                                 ---------               ---------
  3. Value according to stock market price.....................................      1,401                     432
                                                                                 ---------               ---------
                                                                                 ---------               ---------

          e. Israel Lands Administration:

          The Company has agreement with the Israel Lands Administration regarding leasing and capitalization of the land on which most of the Company's buildings are located.

          For details regarding the Company's land rights--see Note 8c.

          f. Additional Transactions with Interested Parties:

          The Company has conducted transactions in the regular course of business with other corporations and bodies, which are included or may be included in the definition of "interested parties" according to its meaning in the Securities Law and the regulations enacted according to it, this by force of their being related to the Government of Israel, which is an "interested party" in the Company. To the Company's best knowledge, no transaction had taken place between it and the abovementioned bodies or corporations which deviated from transactions conducted by it in its regular course of business.

          g. Wages and Benefits:

          According to the Company's articles of association, directors in the Company are not entitled to remuneration for discharging their duties. The Chairman of the Board of Directors who serves-- with the approval of the General Meeting--as an Active Chairman, receives a salary for discharging his duties. The total salary and related expenses (including social benefits), paid by the Company to the Chairman of the Board (Active) in the year ended on December 31, 1992, amounted to about NIS 286 thousands (in 1991: NIS 271 thousands and in 1990: NIS 268 thousands). The total amount of wages and benefits paid by the Company to the general manager in 1992 amounted to NIS 237 thousands.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 20--TRANSACTIONS WITH INTERESTED PARTIES--(CONTINUED)

          In addition, the company paid on account of severance pay in respect of previous years NIS 130 thousands for the Chairman of the Board, and a total of NIS 52 thousands for the general manager.

NOTE 21--LINKAGE TERMS OF MONETARY BALANCES

                                             DECEMBER 31, 1991                                   DECEMBER 31, 1992
                             --------------------------------------------------  --------------------------------------------------
                                            IN FOREIGN                                          IN FOREIGN
                              LINKED TO     CURRENCY OR                           LINKED TO     CURRENCY OR
                               THE CPI    LINKED THERETO   UNLINKED     TOTAL      THE CPI    LINKED THERETO   UNLINKED     TOTAL
                             -----------  ---------------  ---------  ---------  -----------  ---------------  ---------  ---------
                                                                  (ADJUSTED NIS IN THOUSANDS)
   ASSETS
Cash and cash
equivalents................      --                859        31,601     32,460      --             --            28,385     28,385
Bank deposits..............       6,059         --            --          6,059       3,545         --            --          3,545
Marketable securities*.....      --             --           127,896    127,896      --             --           108,971    108,971
Accounts receivable........      27,452         --            23,870     51,322      15,143         --            48,729     63,872
Bank deposits..............       5,910         --            --          5,910       2,378         --            --          2,378
Long-term receivables......     155,569         --            --        155,569     150,268         --            --        150,268
Government loans...........         685         --            --            685      --             --            --         --
                             -----------         -----     ---------  ---------  -----------           ---     ---------  ---------
                                195,675            859       183,367    379,901     171,334         --           186,085    357,419
                             -----------         -----     ---------  ---------  -----------           ---     ---------  ---------
                             -----------         -----     ---------  ---------  -----------           ---     ---------  ---------
    LIABILITIES
Current maturities of
  long-term loans..........      39,340            324             5     39,669      39,166            358             3     39,527
Accounts payable and
  accrued liabilities......       3,475         --            26,936     30,411      --             --            46,167     46,167
Dividend proposed for
payment....................      --             --            36,092     36,092      --             --           120,000    120,000
Long-term loans............     165,888            895            14    166,797     125,666            632            11    126,309
Lessees' deposits..........       8,226         --            --          8,226       7,985         --            --          7,985
Debentures.................      31,860         --            --         31,860      31,630         --            --         31,630
Debentures convertible
  into shares..............      10,467         --            --         10,467      --             --            --         --
                             -----------         -----     ---------  ---------  -----------           ---     ---------  ---------
                                259,256          1,219        63,047    323,522     204,447            990       166,181    371,618
                             -----------         -----     ---------  ---------  -----------           ---     ---------  ---------
                             -----------         -----     ---------  ---------  -----------           ---     ---------  ---------

- ---------------

* Including marketable debentures in the amount of approximately NIS 91 million, linked in part to the CPI and in part to foreign currency (previous year: NIS 95 million).

NOTE 22--GOVERNMENT COMPLETION OF RENTAL FEES

     In 1987 the agreement between the state of Israel ("the State") and the Company which regulated the relations between them regarding building for rent was canceled.

     Upon the cancellation of the agreement, the State paid the Company in 1987 amounts which included, inter alia, income received in advance up to the year 1991, for settling the State's obligations to complete rental payments in the future.

     The amounts received in advance were recognized as income over the aforementioned period.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 23--SELECTED STATEMENT OF INCOME DATA

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                     -------------------------------
                                                                                       1990       1991       1992
                                                                                     ---------  ---------  ---------
                                                                                       (ADJUSTED NIS IN THOUSANDS)
a. Maintenance and work management costs
   Depreciation of buildings and equipment.........................................     32,874     33,151     32,225
   Maintenance, insurance and leasing fees.........................................      3,528      3,546      3,451
   Cost of managing development work...............................................      2,791      3,542      3,155
                                                                                     ---------  ---------  ---------
                                                                                        39,193     40,239     38,831
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
b. General and administrative expenses
   Salaries and benefits...........................................................      5,059      5,106      6,220
   Office, computer and others.....................................................      4,232      3,977      3,217
   Depreciation and amortization...................................................      2,182      2,074      1,989
                                                                                     ---------  ---------  ---------
                                                                                        11,473     11,157     11,426
   Bad and doubtful debts..........................................................     (1,382)    (1,103)     1,128
                                                                                     ---------  ---------  ---------
                                                                                        10,091     10,054     12,554
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
c. Financing expenses, net
   Financing expenses:
     In respect of long-term liabilities...........................................     12,910     11,768      9,329
     Others........................................................................      1,310        486     --
                                                                                     ---------  ---------  ---------
                                                                                        14,220     12,254      9,329
                                                                                     ---------  ---------  ---------
   Financing income:
     In respect of long-term liabilities...........................................      8,489     11,683      7,550
     Others........................................................................     --         --            267
                                                                                     ---------  ---------  ---------
                                                                                         8,489     11,683      7,817
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
                                                                                         5,731        571      1,512
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
d. Gain on realization of assets
   Total proceeds from realization of assets.......................................     61,343     33,461     15,600
   Less cost of assets realized
     (including changes in provision for losses)...................................     45,983     32,534     14,597
                                                                                     ---------  ---------  ---------
                                                                                        15,360        927      1,003
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

NOTE 24--PROVISION FOR TAXES ON INCOME

     a. Provision for taxes on income included in the statement of income consists of the following:

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1990       1991       1992
                                                                ---------  ---------  ---------
                                                                  (ADJUSTED NIS IN THOUSANDS)
Deferred taxes *..............................................      9,889     11,654     18,357
Current taxes.................................................     --            264        113
Taxes in respect of previous years............................      4,118     --         --
                                                                ---------  ---------  ---------
                                                                   14,007     11,918     18,470
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

                                                    (Footnote on following page)

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 24--PROVISION FOR TAXES ON INCOME--(CONTINUED)

(Footnote for previous page)

- ---------------

*  Composed as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1990       1991       1992
                                                                ---------  ---------  ---------
                                                                  (ADJUSTED NIS IN THOUSANDS)
Depreciation differences......................................     (5,357)    (8,920)    (2,969)
Tax loss carryforwards........................................     11,834     19,695     21,568
Rental fees received in advance...............................      3,036        786        736
Other.........................................................        376         93       (978)
                                                                ---------  ---------  ---------
                                                                    9,889     11,654     18,357
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

     b. Final assessments:

          1. The Company was issued final assessments up to and including the tax year ending on December 31, 1988.

          2. The subsidiary was issued final assessments up to and including the tax year ending on March 31, 1985. In respect of the years 1987-1990 the subsidiary received assessments made according to the best judgement, totaling some NIS 350 thousands. The subsidiary disputed the above assessments, but a meeting concerning the assessments has not yet been held. In the opinion of the management of the subsidiary, the subsidiary will not have to pay the above amounts, and therefore the subsidiary did not make a provision in respect of these assessments in its banks.

     c. Tax Laws:

          1. The Law for the Encouragement of Capital Investments, 1959:

             a) Accelerated depreciation: The Company is entitled to deduct in the first five years from the commencement of use of the buildings for rent, which were erected within the framework of approved programs under this law, depreciation at an annual rate of 16% of the investment in the building and 20% of the investment in industrial systems in the building.

             b) Reduced tax rate: A reduced corporate tax rate applies to the Company's taxable income related to the approved investment, at a rate not exceeding 25% of said income. The Company will be released from any other tax on that same income.

             The reduced tax rate applies to Company income derived from the approved investment in the first seven years commencing with the year in which the Company first earned taxable income from that investment, on condition that no more than 14 years have passed from the year in which the approval was granted, or 12 years from the year in which the asset was activated, the earlier of the two.

             c) Dividend: Income tax at a rate of 15% applies to a dividend paid from taxable income related to the approved investment. As long as the Company has adjusted losses for tax purposes, a tax rate of 25% will apply to the dividend to be paid.

             d) Sale of buildings: According to the terms of the approval, the Company is prevented from selling buildings erected within the framework of this law, except after the passage of seven years from their erection. Selling the abovementioned buildings earlier, without obtaining the permission of the Investment Center, constitutes a breach of the terms of the approval.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 24--PROVISION FOR TAXES ON INCOME--(CONTINUED)

          2. Income Tax Law (Adjustments for Inflation), 1985:

             The Income Tax Law (Adjustments for Inflation), 1985 applies to the Company, and its implications on the Company are as follows:

                a) The Company is entitled to a deduction for depreciation, as defined in the law, for its investments in buildings for rental, this in addition to the accelerated depreciation to which the Company is entitled under the Law for the Encouragement of Capital Investments, 1959, as detailed above, as well as for its investments in fixed assets.

                b) Appreciation of securities traded on the stock exchange is taxable income for the Company, subject to the provisions of Section 6 of this law.

                c) "Inflationary Increment" as defined in this law is considered by the Company as income from business.

                "Inflationary Deduction" as defined in this law, which is created in a certain period and not utilized therein, is carried forward to the next reporting period and is deductible therein as an expense, while fully linked to the CPI.

                d) Losses adjusted for tax purposes that are carried forward from preceding years are fully adjusted to the rise in the CPI. The balance of losses adjusted for tax purposes on balance sheet date amounts to about NIS 29 million (adjusted to the shekel of December
           1992).

                Moreover, the Company has a "deduction transferred due to inflation", amounting on balance sheet date to about NIS 3 million.

          3. Taxation of Building Sales:

             a) Company income from the sale of buildings intended for rental, carried out in the normal course of business, is business income and taxable under the Income Tax Ordinance. In the Company's opinion, based on its legal counsels, the Company is allowed, by force of its agreement with the tax authorities, to view income from the sale of buildings which served for rental for at least five years since their erection, as sales which are taxable under the Land Betterment Law.

             b) Under the Income Tax Law (Adjustments for Inflation), 1985, the Company is entitled to select, at its discretion, to reduce the profit from the sale of buildings which served for rental, by an amount equal to the amount of these buildings as determined for the purpose of the Income Tax Law (Taxation In Inflationary Conditions), 1982, or under the Income Tax Law (Adjustments for Inflation), 1985, less the depreciation accumulated for them by the sale date, multiplied by the rate of increase of the CPI from April 1, 1982 or from the date of detraction from equity or from the day taken into account as a "negative change", all as the case may be, and until the month in which the property is sold, on condition that the amount deducted does not exceed the amount of the profit from the sale of the buildings. The amount that is deducted, as stated, will be taxable at the rate of 10% payable within 30 days from the date on which the buildings were sold.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 24--PROVISION FOR TAXES ON INCOME--(CONTINUED)

     d. Deferred Income Taxes:

          1. a) The deferred taxes are calculated due to the timing differences between the amounts included in the adjusted statements and the amounts taken into account for tax purposes (see Note 2j(1)).

          b) The composition of the provision for deferred income taxes is as follows:

                                                                          IN RESPECT
                                                                              OF
                                                                          DEDUCTIONS
                                            IN RESPECT    IN RESPECT OF      AND
                                            OF CURRENT     NON-CURRENT   CARRYFORWARD
                                           BALANCE SHEET  BALANCE SHEET   LOSSES FOR
                                               ITEMS          ITEMS      TAX PURPOSES    TOTAL
                                           -------------  -------------  ------------  ---------
                                                        (ADJUSTED NIS IN THOUSANDS)
Balance at January 1, 1991...............       (2,561)        88,120        (51,118)     34,441
  Changes during 1991....................          152         (8,193)        19,695      11,654
                                           -------------  -------------  ------------  ---------
Balance at December 31, 1991.............       (2,409)        79,927        (31,423)     46,095
Reconcilement in respect of changes in
  the tax rates and other changes during
  1992...................................       (1,140)        (2,071)        21,568      18,357
                                           -------------  -------------  ------------  ---------
Balance at December 31, 1992.............       (3,549)        77,856         (9,855)     64,452
                                           -------------  -------------  ------------  ---------
                                           -------------  -------------  ------------  ---------

          The deferred taxes are presented in the balance sheet as follows:

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1991       1992
                                                                         ---------  ---------
                                                                           (ADJUSTED NIS IN
                                                                              THOUSANDS)
In the framework of current assets.....................................     (2,409)    (3,549)
In provision for deferred taxes........................................     48,504     68,001
                                                                         ---------  ---------
                                                                            46,095     64,452
                                                                         ---------  ---------
                                                                         ---------  ---------

          2. Following are the adjusted amounts of fixed assets whose depreciation will not be recognized as deduction for tax purposes, and regarding which it has been determined that no provision should be made for deferred taxes:

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                        1991       1992
                                                                      ---------  ---------
                                                                        (ADJUSTED NIS IN
                                                                           THOUSANDS)
Balance of assets whose depreciation has not been allowed for
  deduction at the year's beginning.................................    219,625    193,440
Amount not allowed this year........................................     26,185     10,286
                                                                      ---------  ---------
Balance of assets whose depreciation will not be allowed for
  deduction at year's end...........................................    193,440    183,154
                                                                      ---------  ---------
                                                                      ---------  ---------

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 24--PROVISION FOR TAXES ON INCOME--(CONTINUED)

     e. Reconciliation between the theoretical tax for the adjusted income before taxes and between the provision for taxes in the books is as follows:

                                                                         DECEMBER 31,
                                                                -------------------------------
                                                                  1990       1991       1992
                                                                ---------  ---------  ---------
                                                                  (ADJUSTED NIS IN THOUSANDS)
Income before taxes on income.................................     46,174     44,010     53,892
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------
Theoretical tax rate..........................................      43.5%        41%        40%
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------
Theoretical tax on the above mentioned amount.................     20,086     18,044     21,557
Increase (decrease) due to:
  Decrease in tax rates.......................................     (6,234)    (4,841)    (3,876)
  Disallowable deductions (mainly depreciation)...............      7,874     11,216      4,400
  Tax exempt income...........................................       (126)      (573)      (310)
  Provision for losses in respect of which deferred tax was
    not computed..............................................     --         (4,378)    (1,201)
  Inflation differences between income for
     tax purposes and income for financial
     reporting purposes.......................................     (5,613)    (7,550)    (1,478)
  Tax saved due to decrease in tax rates......................     (1,535)    --           (622)
  Taxes in respect of preceding years, net....................       (445)    --         --
                                                                ---------  ---------  ---------
Actual tax expense............................................     14,007     11,918     18,470
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------
Effective tax rate............................................      30.3%      27.1%      34.3%
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

NOTE 25--SUMMARY OF FINANCIAL STATEMENTS IN NOMINAL (HISTORICAL) VALUES

     a. Balance sheet:

                                                                                                     DECEMBER 31,
                                                                                                 --------------------
                                                                                                   1991       1992
                                                                                                 ---------  ---------
                                                                                                  (NIS IN THOUSANDS)
     ASSETS
Current assets.................................................................................    199,082    204,722
Investments and long-term receivables..........................................................    149,166    153,756
Real estate, net...............................................................................    369,676    442,505
Fixed assets, net..............................................................................     11,137     11,294
Deferred charges, net..........................................................................      2,894      2,104
                                                                                                 ---------  ---------
                                                                                                   731,955    814,381
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------
     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities............................................................................     98,948    207,248
Long-term liabilities..........................................................................    199,031    165,924
Severance pay and pension, net.................................................................      1,343      1,401
Debentures convertible into shares.............................................................     --          5,096
                                                                                                 ---------  ---------
                                                                                                   299,322    379,669
Shareholders' equity (Note 25c)................................................................    432,633    434,712
                                                                                                 ---------  ---------
                                                                                                   731,955    814,381
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

- ---------------

* The Company revaluated the real estate on April 1, 1987.

     Depreciation of real estate is computed on the basis of the revaluated cost.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 25--SUMMARY OF FINANCIAL STATEMENTS IN NOMINAL (HISTORICAL)
VALUES--(CONTINUED)

     The undepreciated balance of the revaluation addition as of balance sheet date amounts to about NIS 142 million (December 31, 1991: about NIS 149 million).

     b. Statement of Income

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                           -------------------------------
                                                                                             1990       1991       1992
                                                                                           ---------  ---------  ---------
                                                                                                 (NIS IN THOUSANDS)
Revenues:
  Rental fees from lessees...............................................................     60,862     68,974     76,222
  Work management fees...................................................................      2,460      9,120      8,248
                                                                                           ---------  ---------  ---------
                                                                                              63,322     78,094     84,470
Maintenance and work management costs **.................................................     19,417     19,691     17,768
                                                                                           ---------  ---------  ---------
                                                                                              43,905     58,403     66,702
  General and administrative expenses....................................................      7,585      8,681     11,725
                                                                                           ---------  ---------  ---------
                                                                                              36,320     49,722     54,977
  Financial expenses, net................................................................     23,214*    12,715*     2,349
                                                                                           ---------  ---------  ---------
                                                                                              13,106     37,007     52,628
  Gain on securities.....................................................................     10,340*    20,843*    25,626
  Gain on realization of assets..........................................................     21,422     13,552      5,247
                                                                                           ---------  ---------  ---------
  Income before taxes on income..........................................................     44,868     71,402     83,501
  Taxes on income........................................................................        686        241        113
                                                                                           ---------  ---------  ---------
  Income for the year after taxes on income..............................................     44,182     71,161     83,388
  Equity in earnings of a subsidiary.....................................................        103        269        164
                                                                                           ---------  ---------  ---------
  Net income for the year................................................................     44,285     71,430     83,552
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

  -----------------
  ** Including depreciation in respect of real estate revaluation differences............      6,697      6,552      4,332
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------
  * Reclassified.

     c. 1. Statement of changes in shareholders' equity

                                                                   SHARE     PERPETUAL    CAPITAL    RETAINED
                                                                  CAPITAL      LOANS      SURPLUS    EARNINGS     TOTAL
                                                                 ---------  -----------  ---------  ----------  ----------
                                                                                    (NIS IN THOUSANDS)
Balance at January 1, 1990.....................................    210,178       8,622      63,254      36,002     318,056
  Realization of stock options (series 1)......................     29,892      --           5,031      --          34,923
  Conversion of debentures convertible into shares.............      1,086      --             237      --           1,323
  Net income for the year......................................     --          --          --          44,285      44,285
  Interim dividend proposed for payment (2.07%) *..............     --          --          --          (5,000)     (5,000)
                                                                 ---------  -----------  ---------  ----------  ----------
Balance at December 31, 1990...................................    241,156       8,622      68,522      75,287     393,587
  Realization of stock options (series 2)......................          7      --               8      --              15
  Conversion of debentures convertible into shares.............        400      --             201      --             601
  Net income for the year......................................     --          --          --          71,430      71,430
  Transfer to a fund for distribution of bonus shares..........     --          --          25,945     (25,945)     --
  Distribution of bonus shares.................................     24,136      --         (24,136)     --          --
  Dividend proposed for payment
     (12.42%) *................................................     --          --          --         (33,000)    (33,000)
                                                                 ---------  -----------  ---------  ----------  ----------
Balance at December 31, 1991...................................    265,699       8,622      70,540      87,772     432,633
  Realization of stock options (series 2)......................     13,644      --          19,823      --          33,467
  Conversion of debentures convertible into shares.............      3,085      --           1,975      --           5,060
  Net income for the year......................................     --          --          --          83,552      83,552
  Dividend proposed for payment
     (12.49%) *................................................     --          --          --        (120,000)   (120,000)
                                                                 ---------  -----------  ---------  ----------  ----------
Balance at December 31, 1992...................................    282,428       8,622      92,338**     51,324    434,712
                                                                 ---------  -----------  ---------  ----------  ----------
                                                                 ---------  -----------  ---------  ----------  ----------

- ---------------

                                      F-47

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 25--SUMMARY OF FINANCIAL STATEMENTS IN NOMINAL (HISTORICAL)
VALUES--(CONTINUED)

 * The rate is computed on the basis of the par value of the nominal share capital.

** Including a fund for distribution of bonus shares to the holders of debentures convertible into shares (Series A) and holders of stock options (Series 2) in the amount of NIS 515 thousands (December 31, 1991 and 1990--NIS 2,291 thousands and NIS 535 thousands, respectively).

          2. The registered capital of the Company is composed of Ordinary Shares, NIS 1 each, as follows:

                    DECEMBER 31,
                --------------------
                 (NIS IN THOUSANDS)
                  1991       1992
                ---------  ---------
                278,000      294,000
                ---------  ---------
                ---------  ---------

     d. Differences between Israeli and United States generally accepted accounting principles:

          1. Advance payments received from customers were deducted from real estate balances. In the United States, these prepayments are presented as liabilities. The amount in nominal terms which was deducted from real estate on December 31, 1992, was NIS 17,970 thousands (December 31, 1991--NIS 12,934 thousands).

          2. The U.S. Financial Accounting Standards Board has promulgated Statement No. 109, "Accounting for Income Taxes", which the Company will implement for its U.S. GAAP requirements in 1993. The effect of implementing the accounting standards in that statement would have resulted in a reduction of the Company's shareholders' equity of approximately NIS 75,496 thousands, which would be reflected in net income in the first quarter of 1993 for U.S. GAAP purposes. The Israeli tax provision is based on adjusted shekels and the SFAS No.109 calculation was based on the Israeli tax law.

          3. The revaluation addition referred to in Note 25(a) and the associated depreciation expense referred to in Note 25(b) would not be recorded for U.S. GAAP purposes.

NOTE 26--EARNINGS PER SHARE

     a. Primary earnings per share data:

                                                                       YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1990       1991       1992
                                                                   ---------  ---------  ---------
Weighted number of shares (in thousands).........................    271,744    265,698    285,396
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------
Primary income (adjusted NIS in thousands).......................     31,894     32,215     36,347
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

     b. Adjustment of the income and the number of shares used in calculating the primary earnings per share for the purpose of calculating the fully diluted earnings per share, as follows:

                                                                YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------------------------
                                                1990                      1991                      1992
                                      ------------------------  ------------------------  ------------------------
                                        INCOME      WEIGHTED      INCOME      WEIGHTED      INCOME      WEIGHTED
                                       ADJUSTED     NUMBER OF    ADJUSTED     NUMBER OF    ADJUSTED     NUMBER OF
                                          NIS        SHARES         NIS        SHARES         NIS        SHARES
                                      -----------  -----------  -----------  -----------  -----------  -----------
                                                                     (IN THOUSANDS)
Primary earnings per share and
weighted number of shares...........      31,894      271,744       32,215      265,698       36,347      285,396
Convertible securities not included
  in primary earnings per share:
Convertible debentures (Series
"A")................................      --           --              559        6,053       --           --
Stock options (Series "2")..........       1,416       13,652          794       13,645       --           --
                                      -----------  -----------  -----------  -----------  -----------  -----------
                                          33,310      285,396       33,568      285,396       36,347      285,396
                                      -----------  -----------  -----------  -----------  -----------  -----------
                                      -----------  -----------  -----------  -----------  -----------  -----------

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 26--EARNINGS PER SHARE--(CONTINUED)

     c. The real interest rate at balance sheet date, for the purpose of calculating the present value of the realization addition in respect of the stock options and the debentures conversion price, and the computation of earnings per share index-linked, amounts to 2.5% (1991--3.5%, 1990--4%).

     d. The tax rate for the various calculations is 30%.

NOTE 27--SUBSEQUENT EVENTS

     1. In March 1993 the State of Israel sold all of its holdings in the Company (comprising 51.26% of the Company's equity, fully diluted).

     Following such sale, the Company is no longer a Government Company (the sale is subject to the confirmation of the officer in charge on the restraint of trade of the State of Israel, which has not been received until the date of signing these financial statements).

     2. In January 1993, the shareholders of the Company in their general meeting, have approved the distribution of final cash dividend for the year 1992 amounting NIS 120,000 thousands. The dividend was paid in March 1993.

     3. At March 24, 1993 all convertible debentures (Series "A") have been converted into shares. As a result of such conversion the Company's share capital was increased by NIS 5,212 thousands.

NOTE 28:--SUPPLEMENTARY INFORMATION

     Expected rentals from long-term leases as of December 31, 1992 are as follows:

                                               NIS IN THOUSANDS
                                               -----------------
1993.........................................         67,242
1994.........................................         44,794
1995.........................................         27,252
1996.........................................         21,684
1997.........................................         17,040
1998-2002....................................         32,868

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                                 BALANCE SHEET
                    (ADJUSTED TO SHEKELS OF SEPTEMBER 1993)

                                                                                                       SEPTEMBER
                                                                                        DECEMBER 31,      30,
                                                                                            1992          1993
                                                                                        ------------  ------------
                                                                                         (AUDITED)    (UNAUDITED)
                                                                                             (ADJUSTED NIS IN
                                                                                                THOUSANDS)
   ASSETS
Current Assets:
  Cash and cash equivalents...........................................................       30,668        11,124
  Bank deposits.......................................................................        3,830         1,118
  Marketable securities...............................................................      117,733        23,958
  Accounts receivable.................................................................       72,842        58,280
                                                                                        ------------  ------------
                                                                                            225,073        94,480
                                                                                        ------------  ------------
Investments and Long-Term Receivables:
  Bank deposits.......................................................................        2,569         1,730
  Long-term receivables...............................................................      162,350       185,120
  Investment in a subsidiary..........................................................        1,836         1,848
                                                                                        ------------  ------------
                                                                                            166,755       188,698
                                                                                        ------------  ------------
Real Estate, Net......................................................................      859,070       911,777
                                                                                        ------------  ------------
Fixed Assets, Net.....................................................................       19,932        18,542
                                                                                        ------------  ------------
Deferred Charges, Net.................................................................        4,812         3,984
                                                                                        ------------  ------------
                                                                                          1,275,642     1,217,481
                                                                                        ------------  ------------
                                                                                        ------------  ------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term loans...............................................       42,706        48,076
  Accounts payable and accrued liabilities............................................       49,879        39,860
  Unearned rental income..............................................................        1,774         2,309
  Dividend proposed for payment.......................................................      129,648        --
                                                                                        ------------  ------------
                                                                                            224,007        90,245
                                                                                        ------------  ------------
Long-Term Liabilities:
  Long-term loans.....................................................................      136,465       165,159
  Lessees' deposits...................................................................        8,627         8,644
  Debentures..........................................................................       34,173        30,780
                                                                                        ------------  ------------
                                                                                            179,265       204,583
                                                                                        ------------  ------------
Accruals:
  Severance pay and pension, net......................................................        1,514         1,708
  Deferred income taxes...............................................................       73,469        85,086
                                                                                        ------------  ------------
                                                                                             74,983        86,794
                                                                                        ------------  ------------
Debentures Convertible into Shares....................................................        5,556        --
                                                                                        ------------  ------------
Share Capital, Perpetual Loans, Capital Surplus and Retained Earnings:
  Share capital.......................................................................      568,679       572,107
  Perpetual loans.....................................................................        9,315         8,622
  Capital surplus.....................................................................       52,882        55,690
  Retained earnings...................................................................      160,955       199,440
                                                                                        ------------  ------------
                                                                                            791,831       835,859
                                                                                        ------------  ------------
                                                                                          1,275,642     1,217,481
                                                                                        ------------  ------------
                                                                                        ------------  ------------

- ---------------

* Reclassified.

    The accompanying notes are an integral part of the financial statements.

.......................       .....................        ....................
      E. Fishman                     S. Sayad                  A. Elimelech
   Chairman of the                General Manager          Vice General Manager
  Board of Directors                                          for Finance

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                              STATEMENT OF INCOME
                    (ADJUSTED TO SHEKELS OF SEPTEMBER 1993)

                                                                                      NINE MONTHS    NINE MONTHS
                                                                                         ENDED          ENDED
                                                                                     SEPTEMBER 30,  SEPTEMBER 30,
                                                                                         1992           1993
                                                                                     -------------  -------------
                                                                                             (UNAUDITED)
                                                                                      (ADJUSTED NIS IN THOUSANDS
                                                                                      EXCEPT PER SHARE AMOUNTS)
Revenues:
  Rental fees from lessees.........................................................       65,481         65,108
  Work management fees.............................................................        6,006          5,267
                                                                                     -------------  -------------
                                                                                          71,487         70,375
  Maintenance costs and work management............................................       31,434         30,902
                                                                                     -------------  -------------
                                                                                          40,053         39,473
  General and administrative expenses..............................................        8,737          8,578
                                                                                     -------------  -------------
                                                                                          31,316         30,895
  Financial expenses, net..........................................................        1,662*         3,352
                                                                                     -------------  -------------
                                                                                          29,654         27,543
  Profit (loss) on securities......................................................       13,423*        (1,066)
  Gain (loss) on realization of assets.............................................        1,392         22,534
                                                                                     -------------  -------------
  Income before taxes on income....................................................       44,469         49,011
  Taxes on income..................................................................       13,256         15,099
                                                                                     -------------  -------------
  Income after taxes on income.....................................................       31,213         33,912
  Equity in earnings of a subsidiary...............................................           28             12
                                                                                     -------------  -------------
       Net income for the period...................................................       31,241         33,924
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Earnings per share:
       Primary earnings per NIS 1 par value in adjusted NIS........................         0.11           0.12
                                                                                     -------------  -------------
                                                                                     -------------  -------------

- ---------------

* reclassified

    The accompanying notes are an integral part of the financial statements.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
             (ADJUSTMENT TO SHEKELS OF SEPTEMBER 1993) (UNAUDITED)

                                                                    NINE MONTHS ENDED SEPTEMBER 30, 1993
                                                           -------------------------------------------------------
                                                             SHARE     PERPETUAL    CAPITAL   RETAINED
                                                            CAPITAL      LOANS      SURPLUS   EARNINGS     TOTAL
                                                           ---------  -----------  ---------  ---------  ---------
                                                                         (ADJUSTED NIS IN THOUSANDS)
Balance at the beginning of the period...................    568,679       9,315      52,882    160,955    791,831
  Conversion of debentures convertible into shares.......      3,428      --           2,115     --          5,543
  Erosion of perpetual loans.............................     --            (693)        693     --         --
  Dividend in respect of perpetual loans.................     --          --          --           (212)      (212)
  Reconcilement of dividend proposed for payment in
    previous year........................................     --          --          --          4,773      4,773
  Net income for the period..............................     --          --          --         33,924     33,924
                                                           ---------  -----------  ---------  ---------  ---------
Balance at the end of the period.........................    572,107       8,622      55,690    199,440    835,859
                                                           ---------  -----------  ---------  ---------  ---------
                                                           ---------  -----------  ---------  ---------  ---------

    The accompanying notes are an integral part of the financial statements.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                            STATEMENT OF CASH FLOWS
                    (ADJUSTED TO SHEKELS OF SEPTEMBER 1993)

                                                                                       NINE MONTHS    NINE MONTHS
                                                                                          ENDED          ENDED
                                                                                      SEPTEMBER 30,  SEPTEMBER 30,
                                                                                          1992           1993
                                                                                      -------------  -------------
                                                                                              (UNAUDITED)
                                                                                             (ADJUSTED NIS
                                                                                             IN THOUSANDS)
Cash flows from operating activities:
  Net income for the period.........................................................       31,241         33,924
  Adjustments to reconcile net income to net cash provided by
    operating activities(a).........................................................       16,257         19,306
                                                                                      -------------  -------------
      Net cash provided by operating activities.....................................       47,498         53,230
                                                                                      -------------  -------------
Cash flows from investing activities:
  Investment in fixed assets........................................................       (1,148)          (201)
  Investment in real estate.........................................................      (92,904)      (100,954)
  Sale of short-term securities, net................................................       45,087         92,709
  Acquisition of bank deposits, net.................................................          (68)            --
  Government grant received.........................................................       11,115          9,447
  Proceeds from realization of real estate..........................................       25,011         17,502
  Proceeds from realization of fixed assets.........................................          258            380
  Proceeds from redemption of government loans......................................          699             --
  Redemption of long-term deposits, net.............................................        5,353          3,475
                                                                                      -------------  -------------
      Net cash (used in) provided by investing activities...........................       (6,597)        22,358
                                                                                      -------------  -------------
Cash flows from financing activities:
  Exercise of stock options.........................................................        1,653             --
  Lessees' deposits, net............................................................          (82)            17
  Dividend paid.....................................................................      (37,519)      (124,875)
  Interest in respect of perpetual loans............................................         (208)          (212)
  Long-term loans received..........................................................           --         40,932
  Issuance of debentures............................................................           --         18,731
  Repayment of loans and other long-term liabilities................................      (29,456)       (29,725)
                                                                                      -------------  -------------
      Net cash used in financing activities.........................................      (65,612)       (95,132)
                                                                                      -------------  -------------
Net decreases in cash and cash equivalents..........................................      (24,711)       (19,544)
Cash and cash equivalents at the beginning of the period............................       35,069         30,668
                                                                                      -------------  -------------
      Cash and cash equivalents at the end of the period............................       10,358         11,124
                                                                                      -------------  -------------
                                                                                      -------------  -------------
(a) Adjustments to reconcile net income to net cash provided by operating activities:
  Income and expenses not relating to cash flows:
    Depreciation and amortization...................................................       28,960         27,162
    Deferred income taxes, net......................................................       13,131         12,759
    (Gain) loss from marketable securities..........................................      (13,423)         1,066
    Increase in accrued severance pay and pension, net..............................           12            194
    Gain on realization of assets and changes in provision for losses...............       (1,392)       (22,534)
    (Decrease) increase in value of long-term loans and debentures..................       (2,356)           733
    Decrease in long-term receivables and deposits..................................        1,640            108
    Decrease in value of government loans...........................................          (19)            (3)
    Equity in earnings of subsidiaries..............................................          (28)           (12)
                                                                                      -------------  -------------
                                                                                           26,525         19,473
                                                                                      -------------  -------------
  Changes in assets and liabilitites:
    Decrease (increase) in long-term receivables....................................        4,541         (4,571)
    (Increase) decrease in accounts receivables.....................................      (17,964)        13,658
    Decrease (increase) in accounts payable and accrued liabilities.................        2,896         (9,789)
    Increase in unearned rental income..............................................          259            535
                                                                                      -------------  -------------
                                                                                          (10,268)          (167)
                                                                                      -------------  -------------
                                                                                           16,257         19,306
                                                                                      -------------  -------------
                                                                                      -------------  -------------
(b) Supplementary information:
    1. Total interest paid                                                                  6,333          7,729
                                                                                      -------------  -------------
                                                                                      -------------  -------------
    2. Total taxes paid                                                                       442            171
                                                                                      -------------  -------------
                                                                                      -------------  -------------
(c) Non-cash operation:
    1. Debentures convertible into shares in a total amount of NIS 5,433 thousands were converted into shares.
    2. Sale of buildings by long-term credit in a total amount of NIS 31,529 thousands.

    The accompanying notes are an integral part of the financial statements.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1--GENERAL

     a. These financial statements have been prepared as at September 30, 1993 and for the nine months then ended. These financial statements should be viewed in relation to the annual financial statements of the Company as at December 31, 1992 and their accompanying notes.

     The details in those notes have not changed except as a result of normal transactions in the interim. All adjustments (of a normal recurring nature) which are, in the opinion of management, necessary to a fair presentation of the results of the interim period have been included.

     b. The interim financial statements as at September 30, 1993 have been reviewed by the accountants of the Company. The said review is limited in scope, according to the procedures set forth by the Institute of Certified Public Accountants in Israel and does not constitute an examination made in accordance with generally accepted auditing procedures. Therefore, the auditors have not expressed their opinion on these financial statements.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies have been established in the interim financial statements on a consistent basis in relation to the annual financial statements as at December 31, 1992.

NOTE 3--FINANCIAL STATEMENTS IN ADJUSTED NEW ISRAELI SHEKELS

     The financial statements have been prepared on the basis of historical costs adjusted for the changes in the general purchasing power of the shekel. Comparative figures in these financial statements were adjusted to the shekel of September 1993.

     In the nine-month period ended September 30, 1993, the Israeli Consumer Price Index increased by 8.04%.

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
             NOTES TO FINANCIAL STATEMENTS (UNAUDITED)--(CONTINUED)

NOTE 4--FINANCIAL STATEMENTS IN NOMINAL (HISTORICAL) NIS

  a.  Balance Sheet:

                                                                                 DECEMBER 31,     SEPTEMBER 30,
                                                                                     1992             1993
                                                                                 -------------  -----------------
                                                                                   (AUDITED)       (UNAUDITED)
                                                                                        (NIS IN THOUSANDS)
    ASSETS
Current Assets:
  Cash and cash equivalents....................................................        28,385          11,124
  Bank deposits................................................................         3,545           1,118
  Marketable securities........................................................       108,971          23,958
  Accounts Receivable..........................................................        63,821          55,587
                                                                                 -------------  -----------------
                                                                                      204,722          91,787
                                                                                 -------------  -----------------
Investments and Long-Term Receivables:
  Long-term deposits...........................................................         2,378           1,730
  Long-term receivables........................................................       150,268         185,120
  Investment in a subsidiary...................................................         1,110           1,155
                                                                                 -------------  -----------------
                                                                                      153,756         188,005
                                                                                 -------------  -----------------
Real Estate....................................................................       442,505         511,707
                                                                                 -------------  -----------------
Fixed Assets, Net..............................................................        11,294          10,426
                                                                                 -------------  -----------------
Deferred Charges, Net..........................................................         2,104           1,741
                                                                                 -------------  -----------------
                                                                                      814,381         803,666
                                                                                 -------------  -----------------
                                                                                 -------------  -----------------
     LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term loans........................................        39,527          48,076
  Accounts payable and accrued liabilities.....................................        46,167          39,860
  Unearned rental income.......................................................         1,554           2,257
  Dividend proposed for payment................................................       120,000          --
                                                                                 -------------  -----------------
                                                                                      207,248          90,193
                                                                                 -------------  -----------------
Long-Term Liabilities:
  Long-term loans..............................................................       126,309         165,159
  Unearned rental income.......................................................         7,985           8,644
  Debentures...................................................................        31,630          30,780
                                                                                 -------------  -----------------
                                                                                      165,924         204,583
                                                                                 -------------  -----------------
Accruals:
  Severance pay and pension, net...............................................         1,401           1,708
                                                                                 -------------  -----------------
Debentures convertible into shares.............................................         5,096          --
                                                                                 -------------  -----------------
Shareholders' Equity:
  Share capital................................................................       282,428         285,396
  Perpetual loans..............................................................         8,622           8,622
  Capital surplus..............................................................        92,338          94,752
  Retained earnings............................................................        51,324         118,412
                                                                                 -------------  -----------------
                                                                                      434,712         507,182
                                                                                 -------------  -----------------
                                                                                      814,381         803,666
                                                                                 -------------  -----------------
                                                                                 -------------  -----------------

                    INDUSTRIAL BUILDINGS CORPORATION LIMITED
             NOTES TO FINANCIAL STATEMENTS (UNAUDITED)--(CONTINUED)

NOTE 4--FINANCIAL STATEMENTS IN NOMINAL (HISTORICAL) NIS--(CONTINUED)

  b.  Statement of Operations

                                                                                   NINE MONTHS      NINE MONTHS
                                                                                      ENDED            ENDED
                                                                                  SEPTEMBER 30,    SEPTEMBER 30,
                                                                                      1992             1993
                                                                                  -------------  -----------------
                                                                                         (NIS IN THOUSANDS)
Revenues:
  Rental fees from lessees......................................................       57,001           62,711
  Work management fees..........................................................        5,310            5,143
                                                                                  -------------       --------
                                                                                       62,311           67,854
Maintenance and Work Management Costs...........................................       12,590           15,322
                                                                                  -------------       --------
                                                                                       49,721           52,532
General and Administrative Expenses.............................................        7,376            8,327
                                                                                  -------------       --------
                                                                                       42,345           44,205
Financial Expenses, Net.........................................................        4,934            4,816
                                                                                  -------------       --------
                                                                                       37,411           39,389
Gain on Securities..............................................................       21,119            4,076
Gain on Realization of Assets...................................................        5,255           25,869
                                                                                  -------------       --------
Income before Taxes on Income...................................................       63,785           69,334
Provision for Tax...............................................................          113            2,340
                                                                                  -------------       --------
Income for the Period after Taxes on Income.....................................       63,672           66,994
Equity in Earnings of a Subsidiary..............................................           87               96
                                                                                  -------------       --------
Net Income for the Period.......................................................       63,759           67,090
                                                                                  -------------       --------
                                                                                  -------------       --------

  c. Differences between Israeli and United States generally accepted accounting principles:

          1. Advance payments received from customers were deducted from real estate balances. In the United States, these prepayments are presented as liabilities. The amount in nominal terms which was deducted from real estate on September 30, 1993, was NIS 11,767 thousands (September 30, 1992--NIS 18,089 thousands).

          2. The U.S. Financial Accounting Standards Board has promulgated Statement No. 109, "Accounting for Income Taxes", which the Company implemented for its U.S. GAAP requirements in 1993. The effect of implementing the accounting standards in that statement have resulted in a reduction of the Company's shareholders' equity of approximately NIS 75,496 thousands as of January 1, 1993, and an increase of approximately NIS 8,168 thousands during the nine months ended September 30, 1993 for U.S. GAAP purposes. The net amount (NIS 67,328 thousands) was reflected in net income for the nine months ended September 30, 1993 for U.S. GAAP purposes. The Israeli tax provision is based on adjusted shekels and the SFAS No. 109 calculation was based on the Israeli tax law.

          3. The undepreciated balance of revaluation additions of real estate assets of approximately NIS 139 million as of September 30, 1993 (September 30, 1992 about NIS 143 million) and the associated depreciation expense of approximately NIS 3,200 thousands would not be recorded for U.S. GAAP purposes.

NOTE 5--EARNINGS PER SHARE

     a. Primary earnings per share data:

                                                                            NINE MONTHS ENDED
                                                                              SEPTEMBER 30,
                                                                           --------------------
                                                                             1992       1993
                                                                           ---------  ---------
Weighted number of shares (in thousands).................................    285,396    285,396
                                                                           ---------  ---------
                                                                           ---------  ---------
Primary income (adjusted NIS in thousands)...............................     31,637     33,924
                                                                           ---------  ---------
                                                                           ---------  ---------

     b. The real interest rate at balance sheet date, for the purpose of calculating the present value of the realization addition in respect of the stock options and the debentures conversion price, and the computation of earnings per share index-linked, amounts to 2.5%.

     c. The tax rate for the various calculations is 30%.

NOTE 6--SUBSEQUENT EVENTS

     After the balance sheet date it has been resolved by the board of directors of the Company to recommend to the general meeting to distribute cash dividends amounting to NIS 195 million.

                       AMPAL-AMERICAN ISRAEL CORPORATION
                 INTRODUCTION TO PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)

     In November 1993, the capital structure of Ophir Holdings Ltd. ("Ophir") was reorganized to provide for only one class of shares, instead of the two classes which previously existed. As part of that transaction, the Company's equity interest in Ophir was increased from 49.4% to 50% and its voting interest was decreased from 60% to 50%. The equity ownership of a related party was decreased from 50.7% to 50% and its voting interest was increased from 40% to 50%. Immediately thereafter, Ophir made a private placement of its shares to a different related party under which it issued 15% of its shares at a price of approximately $10.2 million and the Company's interest in Ophir was diluted from 50% to 42.5%.

     In March 1993, Ophir made an investment in approximately 12.8% of the equity of Industrial Buildings Ltd. (Mivnei Taasiya Ltd.) in the amount of approximately $50 million, which is being accounted for by the equity method of accounting. Industrial Buildings owns approximately one million square meters of industrial buildings in Israel. The investment was financed primarily by borrowings from unrelated banks and was made, together with other investors, as part of a group which acquired approximately 51% of Industrial Buildings.

     The pro forma balance sheet gives effect to these transactions as of September 30, 1993.

     The pro forma statements of income for the year ended December 31, 1992 and nine months ended September 30, 1993 give effect to the above-described transactions as if they took place at the beginning of each such period. These pro forma statements do not purport to be indicative of the results that actually would have occurred had the above-mentioned transactions been effected on January 1, of each period presented.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                                     NINE MONTHS ENDED SEPTEMBER 30, 1993
                                                           --------------------------------------------------------
                                                                                          PURCHASE OF
                                                                        DECONSOLIDATION     MIVNEI       PRO FORMA
                                                           HISTORICAL      OF OPHIR         TAASIYA      BALANCES
                                                           -----------  ---------------  -------------  -----------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES
Interest:
  Related parties........................................   $  11,801     $       260A     $             $  12,061
  Others.................................................       1,091             (25)A                      1,066
Food processing..........................................      24,221                                       24,221
Manufacturing and distribution...........................       2,314                                        2,314
                                                                               (2,382)A
Equity in earnings of affiliates and others..............       7,599             (89)B         (683)D       4,445
Other income:
  Related parties........................................       2,701            (487)A                      2,214
  Others.................................................       1,792            (602)A                      1,190
Gain on sale of investments..............................       1,626                                        1,626
                                                           -----------  ---------------  -------------  -----------
       Total revenues....................................      53,145          (3,325)          (683)       49,137
                                                           -----------  ---------------  -------------  -----------
EXPENSES
Interest:
  Related parties........................................       3,476            (275)A                      3,201
  Others.................................................      13,739          (2,618)A                     11,121
Food processing..........................................      20,049                                       20,049
Manufacturing and distribution...........................       1,442                                        1,442
Other expenses...........................................       8,912            (346)A                      8,566
Translation (gain).......................................        (126)                                        (126)
Minority interests.......................................        (300)            106A                        (194)
                                                           -----------  ---------------                 -----------
       Total expenses....................................      47,192          (3,133)                      44,059
                                                           -----------  ---------------                 -----------
Income before income taxes...............................       5,953            (192)          (683)        5,078
Income taxes.............................................       2,603            (206)A           73E        2,470
                                                           -----------  ---------------  -------------  -----------
Net income before cumulative effect of change in                3,350              14           (756)        2,608
  accounting principle...................................
Cumulative effect on prior years of change in accounting       (4,982)                                      (4,982)
  principle..............................................
                                                           -----------  ---------------  -------------  -----------
       NET (LOSS)........................................   $  (1,632)    $        14      $    (756)    $  (2,374)
                                                           -----------  ---------------  -------------  -----------
                                                           -----------  ---------------  -------------  -----------
Earnings (loss) per Class A share:
Earnings before cumulative effect of change in accounting   $     .14                                    $     .11
  principle..............................................
Cumulative effect on prior years of change in accounting         (.21)                                        (.21)
  principle..............................................
                                                           -----------                                  -----------
(Loss) per Class A share.................................   $    (.07)                                   $    (.10)
                                                           -----------                                  -----------
                                                           -----------                                  -----------
Weighted average number of Class A and equivalent shares       20,717                                       20,717
  outstanding (in thousands).............................

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS AT SEPTEMBER 30, 1993
                                  (UNAUDITED)

                                                                                     DECONSOLIDATION   PRO FORMA
                                                                         HISTORICAL     OF OPHIR        BALANCE
                                                                         ----------  ---------------  -----------
                                                                                  (DOLLARS IN THOUSANDS)
    ASSETS
Cash and cash equivalents..............................................  $    2,036    $              $     2,036
Deposits:
  Related parties......................................................     107,658                       107,658
  Others...............................................................         250                           250
Notes and loans receivable:
  Related parties......................................................      11,226          3,584A        14,810
  Others...............................................................       5,319                         5,319
                                                                                           (59,826)A
Investments:                                                                                 8,710B
  Related parties......................................................     149,531          3,112C       101,527
  Others...............................................................      12,950         (3,992)A        8,958
Property and equipment, less accumulated depreciation of $10,194.......      35,087         (3,568)A       31,519
Other assets, including accrued interest...............................      46,401           (645)A       45,756
                                                                         ----------  ---------------  -----------

       Total Assets....................................................  $  370,458    $   (52,625)   $   317,833
                                                                         ----------  ---------------  -----------
                                                                         ----------  ---------------  -----------

     LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits payable:
  Related parties......................................................  $    3,332    $              $     3,332
Notes and loans payable:
  Related parties......................................................      46,669         (3,584)A       43,085
  Others...............................................................      61,415        (41,545)A       19,870
Debentures outstanding:
  Related parties......................................................       3,184                         3,184
  Others...............................................................      95,844                        95,844
Accounts and income taxes payable and accrued expenses:
  Related parties......................................................       1,045            (93)A          952
                                                                                            (1,294)A
  Others...............................................................      33,853          1,089C        33,648
                                                                         ----------  ---------------  -----------
       Total Liabilities...............................................     245,342        (45,427)       199,915
                                                                         ----------  ---------------  -----------
Minority Interests
  Related parties......................................................       9,351         (9,351)A      --
  Other................................................................         439                           439
                                                                         ----------  ---------------  -----------
       Total minority interests........................................       9,790         (9,351)           439
                                                                         ----------  ---------------  -----------
Shareholders' Equity
4% Cumulative, Participating, Convertible Preferred Stock, $5 par
  value; authorized 650,000 shares; issued 223,869 shares, outstanding
215,511 shares.........................................................       1,119                         1,119
6 1/2% Cumulative, Convertible Preferred Stock, $5 par value;
  authorized 4,282,850 shares; issued 1,270,960 shares, outstanding
  1,267,136 shares.....................................................       6,355                         6,355
Class A Stock, $1 par value; authorized 30,000,000 shares; issued
  15,966,872 shares, outstanding 15,837,968 shares.....................      15,967                        15,967
Common Stock, $1 par value; authorized, issued and outstanding
3,000,000 shares.......................................................       3,000                         3,000
Additional paid-in capital.............................................      10,468                        10,468
Retained earnings......................................................      80,181          2,023C        82,204
Cumulative translation adjustments.....................................      (1,764)           130A        (1,634)
                                                                         ----------  ---------------  -----------
       Total shareholders' equity......................................     115,326          2,153        117,479
                                                                         ----------  ---------------  -----------

Total Liabilities and Shareholders' Equity.............................  $  370,458    $   (52,625)   $   317,833
                                                                         ----------  ---------------  -----------
                                                                         ----------  ---------------  -----------


                       AMPAL-AMERICAN ISRAEL CORPORATION
            NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
             AS AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993

       A)  Represents the deconsolidation of Ophir Holdings Ltd.
       B)  Represents the recording of Ophir Holdings Ltd. on the equity basis.
       C)  Represents the gain on issuance of shares by Ophir Holdings Ltd.
       D) Reflects the effect on the Company's statement of income under the assumption that Industrial Buildings was purchased on January 1, 1993.
       E) Represents the tax provision on equity in earnings of Industrial Buildings.

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                                                                            YEAR ENDED DECEMBER 31, 1992
                                                               ------------------------------------------------------
                                                                                              PURCHASE
                                                                                                 OF
                                                                            DECONSOLIDATION  INDUSTRIAL    PRO FORMA
                                                               HISTORICAL      OF OPHIR       BUILDINGS     BALANCE
                                                               -----------  ---------------  -----------  -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Interest:
     Related parties.........................................   $  17,058     $      (218)A   $            $  16,840
     Others..................................................       1,555             (30)A                    1,525
  Food processing............................................      31,482                                     31,482
                                                                                   (1,470)A
  Equity in earnings of affiliates and others................      11,195           3,565B       (1,229)C     12,061
  Other income:
     Related parties.........................................       4,574            (717)A                    3,857
     Others..................................................       2,556            (787)A                    1,769
  Gains on issuance of shares by affiliates..................      13,062          (5,193)A                    7,869
  Gain on sale of investments................................       3,820          (3,401)A                      419
                                                               -----------  ---------------  -----------  -----------
       Total revenues........................................      85,302          (8,251)       (1,229)      75,822
                                                               -----------  ---------------  -----------  -----------
Expenses:
  Interest:
     Related parties.........................................       5,536            (410)A                    5,126
     Others..................................................      12,810                                     12,810
  Food processing............................................      24,415                                     24,415
  Other expenses.............................................      12,738            (318)A                   12,420
  Translation loss...........................................       1,413            (821)A                      592
  Minority interests.........................................       4,785          (4,248)A                      537
                                                               -----------  ---------------               -----------
       Total expenses........................................      61,697          (5,797)                    55,900
                                                               -----------  ---------------               -----------
Income before income taxes...................................      23,605          (2,454)       (1,229)      19,922
Income taxes.................................................      13,281          (1,880)A         352D      11,753
                                                               -----------  ---------------  -----------  -----------
       Net Income............................................   $  10,324     $      (574)    $  (1,581)   $   8,169
                                                               -----------  ---------------  -----------  -----------
                                                               -----------  ---------------  -----------  -----------
       Earnings per Class A share............................   $     .44                                  $     .34
                                                               -----------                                -----------
                                                               -----------                                -----------
Weighted average number of Class A and equivalent shares
outstanding (in thousands)...................................      20,717                                     20,717

                       .AMPAL-AMERICAN ISRAEL CORPORATION
            NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                            AS AT DECEMBER 31, 1992

       A)  Represents the deconsolidation of Ophir Holdings Ltd.
       B)  Represents the recording of Ophir Holdings Ltd. on the equity basis.
       C) Reflects the effect on the Company's statement of income under the assumption that Industrial Buildings was purchased on January 1, 1992.
       D) Represents the tax provision on equity in earnings of Industrial Buildings.

[Photograph: Teledata Communication -       [Photograph: DSP Group - High
Multiplexers and concentrators for          performance digital signal
telephone networks (products)]              processing products (products)]



[Photograph: Idan Software -                [Photograph: Mercury Interactive -
Telecommunications services and             Automated software quality
products (products)]                        products (products)]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AMPAL OR THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                 -----------
Prospectus Summary.............................           3
The Company....................................           6
Special Considerations.........................           9
Use of Proceeds................................          13
Capitalization.................................          14
Price Range of Class A Stock...................          15
Dividend Policy................................          15
Selected Consolidated Financial Data...........          16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          17
Business.......................................          22
Conditions in Israel...........................          37
Tax Information................................          42
Management.....................................          46
Certain Transactions...........................          48
Description of Securities......................          51
Underwriting...................................          54
Legal Matters..................................          56
Experts........................................          57
Available Information..........................          57
Incorporation by Reference.....................          57
Index to Financial Information.................         F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                4,000,000 UNITS

                                 AMPAL-AMERICAN
                               ISRAEL CORPORATION

                       4,000,000 SHARES OF CLASS A STOCK
                           WITH 4,000,000 REDEEMABLE
                             CLASS A STOCK WARRANTS

                          ---------------------------
                                   PROSPECTUS
                                           , 1994
                          ---------------------------

                                LEHMAN BROTHERS

                            OPPENHEIMER & CO., INC.

                            FURMAN SELZ INCORPORATED

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                 [Alternate Page for International Prospectus]


                 Subject to Completion, dated January 24, 1994

PROSPECTUS
                                4,000,000 UNITS
                       AMPAL-AMERICAN ISRAEL CORPORATION

                     4,000,000 SHARES OF CLASS A STOCK WITH
                  4,000,000 REDEEMABLE CLASS A STOCK WARRANTS
                            ------------------------

    Each Unit consists of one share of Class A Stock, par value $1.00 per share (the "Class A Stock"), of Ampal-American Israel Corporation ("Ampal") and one
redeemable warrant to purchase one share of Ampal's Class A Stock at $    per
share (a "Warrant"). Of the 4,000,000 Units offered hereby,           Units are
being offered initially in the United States by the U.S. Underwriters and
          Units are being offered initially outside the United States by the International Managers (subject to transfers between the U.S. Underwriters and the International Managers). Such offerings are referred to collectively as the "Offerings." The offering price and underwriting discounts and commissions per Unit are identical for both Offerings. See "Underwriting."

    The Class A Stock and Warrants will not be separately transferable prior to or such earlier date as may be determined by the Representatives of the U.S. Underwriters and International Managers of the concurrent international offering. See "Description of Securities."

    The Warrants are exercisable at any time from the time the Warrants are
separately transferable until            , 1999. The Warrants are callable by
Ampal, in whole or in part, from and after            , 1996, without payment to
the holder. See "Description of Securities."


    The Class A Stock is traded on the American Stock Exchange (the "AMEX") under the symbol "AIS.A." The closing price of Ampal's Class A Stock on January 20, 1994 was $12.50. See "Price Range of Class A Stock." The Units and Warrants have been authorized for listing on the AMEX, subject to official notice of issuance.


    The holders of Class A Stock are entitled to one vote per share on all matters voted upon by shareholders and, voting as a class, have the right to elect 25% of the Board of Directors of Ampal. The Class A Stock has certain rights to dividends before dividends may be paid on Ampal's common stock. The dividend, voting and certain other rights of the Class A Stock are subject to certain rights of the holders of Ampal's preferred stock. The Class A Stock has no conversion, redemption or preemptive rights. All of Ampal's outstanding common stock and a majority of the outstanding Class A Stock are owned by Bank Hapoalim B.M. For a more complete description of Ampal's capital stock see "Description of Securities."
                            ------------------------

  INVESTORS SHOULD CAREFULLY CONSIDER CERTAIN SPECIAL FACTORS RELATING TO THE
                                     COMPANY.
                         SEE "SPECIAL CONSIDERATIONS."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                       TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                 PRICE TO              UNDERWRITING DISCOUNTS            PROCEEDS TO
                                                  PUBLIC                 AND COMMISSIONS(1)               COMPANY(2)
Per Unit...............................             $                            $                            $
Total(3)...............................             $                            $                            $

(1) Ampal has agreed to indemnify the U.S. Underwriters and International Managers against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses of the Offerings, estimated at $          ,
    payable by Ampal.
(3) Ampal has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days of the date hereof, to purchase up to 500,000 additional Units solely to cover over-allotments. If such options are exercised in full, the total "Price to Public," "Underwriting Discounts
    and Commissions" and "Proceeds to Company" will be $          , $
    and $          , respectively. See "Underwriting."

                            ------------------------


    The Units offered by this Prospectus are offered by the International Managers, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of the Units will be made at the offices of Lehman Brothers Inc., New York, New York on
or about February   , 1994.

                            ------------------------
LEHMAN BROTHERS
           OPPENHEIMER INTERNATIONAL LTD.
                    FURMAN SELZ INCORPORATED

                                POALIM CAPITAL MARKETS & INVESTMENTS LTD.
CLAL ISSUING LTD.                                       UNITED MIZRAHI BANK LTD.


JANUARY   , 1994


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [Alternate Page for International Prospectus]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AMPAL OR THE INTERNATIONAL MANAGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                 -----------
Prospectus Summary.............................           3
The Company....................................           6
Special Considerations.........................           9
Use of Proceeds................................          13
Capitalization.................................          14
Price Range of Class A Stock...................          15
Dividend Policy................................          15
Selected Consolidated Financial Data...........          16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          17
Business.......................................          22
Conditions in Israel...........................          37
Tax Information................................          42
Management.....................................          46
Certain Transactions...........................          48
Description of Securities......................          51
Underwriting...................................          54
Legal Matters..................................          56
Experts........................................          57
Available Information..........................          57
Incorporation by Reference.....................          57
Index to Financial Information.................         F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                4,000,000 UNITS

                                 AMPAL-AMERICAN
                               ISRAEL CORPORATION

                       4,000,000 SHARES OF CLASS A STOCK
                           WITH 4,000,000 REDEEMABLE
                             CLASS A STOCK WARRANTS

                          ---------------------------
                                   PROSPECTUS
                                           , 1994
                          ---------------------------

                                LEHMAN BROTHERS

                        OPPENHEIMER INTERNATIONAL LTD.

                          FURMAN SELZ INCORPORATED

                  POALIM CAPITAL MARKETS & INVESTMENTS LTD.

                               CLAL ISSUING LTD.

                            UNITED MIZRAHI BANK LTD.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemization of the expenses to be borne by Ampal in connection with the distribution of the securities hereunder.

Securities and Exchange Commission Filing Fee...................................  $    39,181.03
NASD Filing Fee.................................................................       11,862.00
American Stock Exchange Application and Listing Fees............................       37,500.00
Printing Costs and Expenses*....................................................      100,000.00
Legal Fees and Expenses*........................................................      225,000.00
Accountant's Fees and Expenses*.................................................      175,000.00
Transfer Agent's Fees and Expenses*.............................................       10,000.00
Warrant Agent's Fees and Expenses*..............................................       10,000.00
Blue Sky Expenses and Counsel Fees*.............................................       15,000.00
Miscellaneous*..................................................................        1,456.97
                                                                                  --------------
       Total....................................................................  $   625,000.00

- ---------------

* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Ampal's Certificate of Incorporation provides that the personal liability of the directors of Ampal shall be limited to the fullest extent permitted by law including limitations contained in the provisions of paragraph (b) of
Section 402 of the Business Corporation Law of the State of New York (the "BCL"), as amended from time to time. Ampal's By-laws contain a provision requiring indemnification of Ampal's directors and officers to the fullest extent authorized by the laws and statutes of the State of New York. The By-laws require Ampal to indemnify any person by reason of the fact that such person, his testator or intestate is or was a director or officer of Ampal against any reasonable expenses (including attorneys' fees), actually and necessarily incurred by him in connection with any action or proceeding (or any appeal therein) brought (or threatened to be brought) by third parties except if such person breached his duty to Ampal. The By-laws require Ampal to indemnify any person by reason of the fact that such person, his testator or intestate is or was a director or officer of Ampal against any and all judgments, fines, amounts paid in settlement, and reasonable expenses (including attorney's fees) actually and necessarily incurred by him in connection with any action or proceeding (or any appeal therein) brought (or threatened to be brought) by third parties including, without limitation, one by or in the right of any other corporation which such person served in any capacity at the request of Ampal, if such person acted in good faith, for a purpose which he believed to be in the best interests of Ampal, and in criminal actions or proceedings in which he had no reasonable cause to believe that his conduct was unlawful. Ampal's By-laws further provide that indemnification for expenses as described above may be paid in advance of the final disposition of such action or proceeding in the manner authorized by the laws and statutes of the State of New York subject to repayment by the person, his testator or intestate, to the extent such advances exceed the indemnification to which such person is entitled or if such person is ultimately found not entitled to indemnification under the laws and statutes of the State of New York. Reference is made to sections 721 through 726 inclusive of the BCL which deal with indemnification of directors and officers in their capacity as such.

     Effective January 29, 1993, the Registrant renewed a directors and officers liability policy in the amount of $5,000,000 and an excess directors and officers liability policy in the amount of $5,000,000. Both policies expire on January 29, 1994 and provide coverage (subject to certain exclusions and retentions) to all of the officers and directors of the Registrant and those subsidiaries of which the Registrant owns more than 50% of the outstanding stock.

     Under Section 6 of the proposed forms of U.S. and International Underwriting Agreements between Ampal and the U.S. Underwriters and Ampal and the International Managers, respectively, filed as Exhibit 1.1 hereto, the officers, directors and controlling persons of Ampal are entitled to be indemnified by the U.S. Underwriters against loss, claim, damage or liability (or any action in the respect thereof) resulting from the inclusion in the registration statement of false or misleading information provided by the U.S. Underwriters for use therein. See Exhibit 1.1 for a complete description of such terms.

ITEM 16. EXHIBITS.

EXHIBIT
 NO.                                 DESCRIPTION
- -----  -----------------------------------------------------------------------

1.1 --Forms of Underwriting Agreement between Registrant and Lehman Brothers Inc., Oppenheimer & Co., Inc. and Furman Selz Incorporated and Registrant and Lehman Brothers International (Europe), Oppenheimer & Co., Inc., Furman Selz Incorporated and Poalim Capital Markets and Investments Ltd.*

4.1 --Form of Indenture dated as of June 6, 1980 (filed as Exhibit 13a to Registration Statement No. 2-68234 and incorporated herein by reference).*
4.2 --Form of Indenture dated as of April 1, 1982 (filed as Exhibit 4a to Registration Statement No. 2-77263 and incorporated herein by reference).*
4.3 --Form of Indenture dated as of November 1, 1984 (filed as Exhibit 4a to Registration Statement No. 2-88582 and incorporated herein by reference).*
4.4 --Form of Indenture dated as of May 1, 1986 (filed as Exhibit 4a to Pre-Effective Amendment No. 1 to Registration Statement No. 33-5578 and incorporated herein by reference).*

4.5    --Form of Warrant Agreement, as amended.
4.6    --Form of Warrant Certificate contained in Exhibit 4.5.*
4.7    --Form of Class A Stock Certificate.*

4.8 --Restated Certificate of Incorporation of the Registrant dated December 23, 1982 (filed as Exhibit 3t to Registration Statement No. 2-81156 and incorporated herein by reference).*
4.9 --Certificate of Amendment of the Certificate of Incorporation of the Registrant dated March 17, 1983 (filed as Exhibit 3r to Form 10-K for the fiscal year ended December 31, 1982 and incorporated herein by reference. File No. 0-538).*
4.10 --Certificate of Amendment of the Certificate of Incorporation of the Registrant dated July 26, 1988 (filed as Exhibit 3c to Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference. File No. 0-538).*
4.11 --By-Laws of the Registrant, as amended (filed as Exhibit 3d to Form 10-K for fiscal year ended December 31, 1992 and incorporated herein by reference. File No. 0-538).*

5      --Opinion of Kronish, Lieb, Weiner & Hellman.*
10.1 --Agreement dated February 7, 1992 between Inerta-Energies and Future Technologies Ltd., Yehuda (Yuli) Offer, Offer Brothers (Management) Ltd., Offer Shipping Ltd., Offer Ship Holdings Ltd., L.I.N. (Holdings) Ltd, I.I.Z. European Enterprise B.V., Amnon Leon, Ampal Industries Inc. and Yeshayahu Landau [Translation].*

10.2 --Employment Agreement between Registrant and Lawrence Lefkowitz dated July 26, 1993.*
10.3   --Registrant's 1993 Stock Option Plan.*

10.4 --Agreement dated March 22, 1992 between the Investment Company of Bank Leumi, Ltd., and Ophir Holdings Ltd., Mercazim Investments Ltd., Diur B.P. Ltd. and Mivnat Holdings Ltd.*

10.5 --Committed Line of Credit Agreement dated as of June 5, 1992 and amendments dated October 31, 1992 and October 31, 1993.*

10.6 --Agreement dated January 18, 1994 between Ampal Industries, Inc. and Inerta-Energies and Future Technologies Ltd. [Translation].

11     --Statements re: Computation of Earnings Per Share.*
12     --Statement re: Computation of Ratios of Earnings to Combined Fixed
         Charges and Preferred Stock Dividends.*

23.1 --The Consent of Kronish, Lieb, Weiner & Hellman is contained in its opinion filed as Exhibit 5 hereto.*

EXHIBIT
 NO.                                 DESCRIPTION
- -----  -----------------------------------------------------------------------
23.2   --Consent of Arthur Andersen & Co.
23.3   --Consent of Somekh Chaiken.
23.4   --Consent of Igal Brightman & Co.
23.5   --Consent of H.H.S.L. Haft & Haft & Co.
23.6   --Consent of Fahn, Kanne & Co.
23.7   --Consent of Fahn, Kanne & Co.
23.8   --Consent of Morris Brankin & Co.
23.9   --Consent of Ronel Stettner & Co.
23.10  --Consent of Porat & Co.
23.11  --Consent of Ernst & Young International.
23.12  --Consent of Haggai Wallenstein & Co.
23.13  --Consent of Kesselman & Kesselman.
23.14  --Consent of Braude & Co.
23.15  --Consent of Reuveni, Hartuv, Tepper & Co.
23.16  --Consent of Dov Kahana & Co.
23.17  --Consent of Haggai Wallenstein & Co.
23.18  --Consent of Dov Kahana & Co.
23.19  --Consent of Reuveni, Hartuv, Tepper & Co.
23.20  --Consent of Almagor & Co.
23.21  --Consent of Kost, Levary and Forer.
24     --Powers of Attorney.*

- ---------------
* Previously filed.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 24, 1994.


                                          AMPAL-AMERICAN ISRAEL CORPORATION
                                            (registrant)

                                          By:      /s/ LAWRENCE LEFKOWITZ
                                              ..................................
                                                     Lawrence Lefkowitz
                                               President and Chief Executive
                                                           Officer
                                               (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this Registration Statement has been signed below by the following persons in the following capacities on January 24, 1994.


                       NAME                                                     TITLE
- ---------------------------------------------------  ------------------------------------------------------------
       /s/ LAWRENCE LEFKOWITZ                        President, Chief Executive Officer and Director (Principal
...................................................    Executive Officer)
                Lawrence Lefkowitz
         /s/ ALAN L. SCHAFFER                        Vice President--Finance and Treasurer
...................................................    (Principal Financial Officer)
                 Alan L. Schaffer
            /s/ ALLA KANTER                          Controller
...................................................    (Principal Accounting Officer)
                    Alla Kanter
                        *                            Director
...................................................
                   Michael Arnon
                        *                            Director
...................................................
                  Stanley Batkin
                        *                            Director
...................................................
                   Yaacov Elinav
                        *                            Director
...................................................
                 Harry B. Henshel
                        *                            Director
...................................................
                    Eitan Raff
                        *                            Director
...................................................
                   Shimon Ravid

                       NAME                                                     TITLE
- ---------------------------------------------------  ------------------------------------------------------------
                        *                            Director
...................................................
                   Leon Riebman
                        *                            Director
...................................................
                   Evelyn Sommer
                        *                            Director
...................................................
                Alexander Yuhjtman

*By:     /s/ LAWRENCE LEFKOWITZ
     ..............................................
                Lawrence Lefkowitz
                 Attorney-in-Fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of AMPAL-AMERICAN ISRAEL CORPORATION

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Ampal-American Israel Corporation and subsidiaries included in this registration statement and have issued our report thereon dated March 18, 1993. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages S-2 through S-4 are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                ARTHUR ANDERSEN & CO.

New York, N.Y.
March 18, 1993

                                                                     SCHEDULE IV

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
              INDEBTEDNESS OF AND TO RELATED PARTIES--NOT CURRENT

                                                                YEAR ENDED DECEMBER 31, 1990:
                                            ----------------------------------------------------------------------
                                               BALANCE AT                                            BALANCE AT
     NAME OF PERSON                            BEGINNING         ADDITIONS         DEDUCTIONS           END
- ------------------------------------------  ----------------  ----------------  ----------------  ----------------
Indebtedness of:
  Bank Hapoalim B.M. .....................  $     24,283,000  $    158,885,000  $      --         $    183,168,000
  Israel Continental Bank Ltd. ...........        28,750,000         --               28,750,000         --
  All other related parties
     as a group...........................         6,674,000            57,000         --                6,731,000
                                            ----------------  ----------------  ----------------  ----------------
                                            $     59,707,000  $    158,942,000  $     28,750,000  $    189,899,000
                                            ----------------  ----------------  ----------------  ----------------
                                            ----------------  ----------------  ----------------  ----------------
Indebtedness to:
  Bank Hapoalim B.M. .....................  $    509,995,000  $      --         $    460,242,000  $     49,753,000
  Bank Hapoalim (Cayman) Ltd. ............         2,700,000         --                1,200,000         1,500,000
  Israel Continental Bank Ltd. ...........         2,639,000         --                  157,000         2,482,000
  All other related parties
     as a group...........................         1,404,000         2,563,000         --                3,967,000
                                            ----------------  ----------------  ----------------  ----------------
                                            $    516,738,000  $      2,563,000  $    461,599,000  $     57,702,000
                                            ----------------  ----------------  ----------------  ----------------
                                            ----------------  ----------------  ----------------  ----------------
                                                                YEAR ENDED DECEMBER 31, 1991:
                                            ----------------------------------------------------------------------
                                               BALANCE AT                                            BALANCE AT
     NAME OF PERSON                            BEGINNING         ADDITIONS         DEDUCTIONS           END
- ------------------------------------------  ----------------  ----------------  ----------------  ----------------
Indebtedness of:
  Bank Hapoalim B.M. .....................  $    183,168,000  $      --         $     40,297,000  $    142,871,000
  All other related parties
     as a group...........................         6,731,000         3,862,000         --               10,593,000
                                            ----------------  ----------------  ----------------  ----------------
                                            $    189,899,000  $      3,862,000  $     40,297,000  $    153,464,000
                                            ----------------  ----------------  ----------------  ----------------
                                            ----------------  ----------------  ----------------  ----------------
Indebtedness to:
  Bank Hapoalim B.M. .....................  $     49,753,000  $      --         $     14,289,000  $     35,464,000
  Bank Hapoalim (Cayman) Ltd. ............         1,500,000         --                  900,000           600,000
  Israel Continental Bank Ltd. ...........         2,482,000           158,000         --                2,640,000
  All other related parties
     as a group...........................         3,967,000         --                1,701,000         2,266,000
                                            ----------------  ----------------  ----------------  ----------------
                                            $     57,702,000  $        158,000  $     16,890,000  $     40,970,000
                                            ----------------  ----------------  ----------------  ----------------
                                            ----------------  ----------------  ----------------  ----------------
                                                                YEAR ENDED DECEMBER 31, 1992:
                                            ----------------------------------------------------------------------
                                               BALANCE AT                                            BALANCE AT
     NAME OF PERSON                            BEGINNING         ADDITIONS         DEDUCTIONS           END
- ------------------------------------------  ----------------  ----------------  ----------------  ----------------
Indebtedness of:
  Bank Hapoalim B.M. .....................  $    142,871,000  $      --         $     44,834,000  $     98,037,000
  All other related parties
     as a group...........................        10,593,000         --                1,125,000         9,468,000
                                            ----------------  ----------------  ----------------  ----------------
                                            $    153,464,000  $      --         $     45,959,000  $    107,505,000
                                            ----------------  ----------------  ----------------  ----------------
                                            ----------------  ----------------  ----------------  ----------------
Indebtedness to:
  Bank Hapoalim B.M. .....................  $     35,464,000  $      --         $     14,780,000  $     20,684,000
  Bank Hapoalim (Cayman) Ltd. ............           600,000         --                  600,000         --
  Israel Continental Bank Ltd. ...........         2,640,000         --                  501,000         2,139,000
  All other related parties
     as a group...........................         2,266,000         --                   20,000         2,246,000
                                            ----------------  ----------------  ----------------  ----------------
                                            $     40,970,000  $      --         $     15,901,000  $     25,069,000
                                            ----------------  ----------------  ----------------  ----------------
                                            ----------------  ----------------  ----------------  ----------------

                                                                     SCHEDULE IX

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
                             SHORT-TERM BORROWINGS

                COLUMN A                     COLUMN B      COLUMN C         COLUMN D          COLUMN E           COLUMN F
- ----------------------------------------  --------------  -----------  ------------------  ---------------  -------------------
              CATEGORY OF                                  WEIGHTED      MAXIMUM AMOUNT    AVERAGE AMOUNT    WEIGHTED AVERAGE
               AGGREGATE                    BALANCE AT      AVERAGE       OUTSTANDING        OUTSTANDING       INTEREST RATE
               SHORT-TERM                     END OF       INTEREST        DURING THE        DURING THE         DURING THE
               BORROWINGS                     PERIOD         RATE            PERIOD           PERIOD(1)          PERIOD(1)
- ----------------------------------------  --------------  -----------  ------------------  ---------------  -------------------
Year Ended December 31, 1990:
     Notes and loans payable............  $    1,300,000       10.46%   $     10,390,000    $   6,027,000            11.77%
Year Ended December 31, 1991:
     Notes and loans payable............  $   22,683,000        8.15%   $     22,683,000    $   6,066,000            10.16%
Year Ended December 31, 1992:
     Notes and loans payable............  $   36,568,000        6.81%   $     36,568,000    $  24,642,000             7.76%

- ---------------

(1) Based on quarter-end balances.

                                                                      SCHEDULE X

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
                   SUPPLEMENTARY INCOME STATEMENT INFORMATION

     COLUMN A                                                                                         COLUMN B
- ------------------------------------------------------------------------------------------------  ----------------
                                                                                                  CHARGED TO COSTS
    ITEM                                                                                            AND EXPENSES
- ------------------------------------------------------------------------------------------------  ----------------
Year Ended December 31, 1990:
     1. Maintenance and repairs.................................................................   $    1,614,000
     5. Advertising costs.......................................................................        1,292,000
Year Ended December 31, 1991:
     1. Maintenance and repairs.................................................................   $    1,170,000
     5. Advertising costs.......................................................................        1,116,000
Year Ended December 31, 1992:
     1. Maintenance and repairs.................................................................   $    4,221,000
     5. Advertising costs.......................................................................          101,000

                                EXHIBIT INDEX

EXHIBIT
 NO.                                 DESCRIPTION
- -----  -----------------------------------------------------------------------
1.1    --Forms of Underwriting Agreement between Registrant and Lehman
         Brothers Inc., Oppenheimer & Co., Inc. and Furman Selz Incorporated
         and Registrant and Lehman Brothers International (Europe),
         Oppenheimer & Co., Inc., Furman Selz Incorporated and Poalim Capital Markets and Investments Ltd.*
4.1 --Form of Indenture dated as of June 6, 1980 (filed as Exhibit 13a to Registration Statement No. 2-68234 and incorporated herein by reference).*
4.2 --Form of Indenture dated as of April 1, 1982 (filed as Exhibit 4a to Registration Statement No. 2-77263 and incorporated herein by reference).*
4.3    --Form of Indenture dated as of November 1, 1984 (filed as Exhibit 4a to Registration Statement No. 2-88582 and incorporated herein by reference).*
4.4 --Form of Indenture dated as of May 1, 1986 (filed as Exhibit 4a to Pre-Effective Amendment No. 1 to Registration Statement No. 33-5578
         and incorporated herein by reference).*
4.5    --Form of Warrant Agreement, as amended.
4.6    --Form of Warrant Certificate contained in Exhibit 4.5.*
4.7    --Form of Class A Stock Certificate.*
4.8    --Restated Certificate of Incorporation of the Registrant dated
         December 23, 1982 (filed as Exhibit 3t to Registration Statement No. 2-81156 and incorporated herein by reference).*
4.9 --Certificate of Amendment of the Certificate of Incorporation of the Registrant dated March 17, 1983 (filed as Exhibit 3r to Form 10-K for the fiscal year ended December 31, 1982 and incorporated herein by reference. File No. 0-538).*
4.10 --Certificate of Amendment of the Certificate of Incorporation of the Registrant dated July 26, 1988 (filed as Exhibit 3c to Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference. File No. 0-538).*
4.11   --By-Laws of the Registrant, as amended (filed as Exhibit 3d to Form
         10-K for fiscal year ended December 31, 1992 and incorporated herein by reference. File No. 0-538).*
5      --Opinion of Kronish, Lieb, Weiner & Hellman.*
10.1 --Agreement dated February 7, 1992 between Inerta-Energies and Future Technologies Ltd., Yehuda (Yuli) Offer, Offer Brothers (Management) Ltd., Offer Shipping Ltd., Offer Ship Holdings Ltd., L.I.N.
         (Holdings) Ltd, I.I.Z. European Enterprise B.V., Amnon Leon, Ampal Industries Inc. and Yeshayahu Landau [Translation].*
10.2 --Employment Agreement between Registrant and Lawrence Lefkowitz dated July 26, 1993.*
10.3   --Registrant's 1993 Stock Option Plan.*
10.4 --Agreement dated March 22, 1992 between the Investment Company of Bank Leumi, Ltd., and Ophir Holdings Ltd., Mercazim Investments Ltd., Diur B.P. Ltd. and Mivnat Holdings Ltd.*
10.5 --Committed Line of Credit Agreement dated as of June 5, 1992 and amendments dated October 31, 1992 and October 31, 1993.*
10.6 --Agreement dated January 18, 1994 between Ampal Industries, Inc. and Inerta-Energies and Future Technologies Ltd. [Translation].
11     --Statements re: Computation of Earnings Per Share.*
12     --Statement re: Computation of Ratios of Earnings to Combined Fixed
         Charges and Preferred Stock Dividends.*
23.1 --The Consent of Kronish, Lieb, Weiner & Hellman is contained in its opinion filed as Exhibit 5 hereto.*

EXHIBIT
 NO.                                 DESCRIPTION
- -----  -----------------------------------------------------------------------
23.2   --Consent of Arthur Andersen & Co.
23.3   --Consent of Somekh Chaiken.
23.4   --Consent of Igal Brightman & Co.
23.5   --Consent of H.H.S.L. Haft & Haft & Co.
23.6   --Consent of Fahn, Kanne & Co.
23.7   --Consent of Fahn, Kanne & Co.
23.8   --Consent of Morris Brankin & Co.
23.9   --Consent of Ronel Stettner & Co.
23.10  --Consent of Porat & Co.
23.11  --Consent of Ernst & Young International.
23.12  --Consent of Haggai Wallenstein & Co.
23.13  --Consent of Kesselman & Kesselman.
23.14  --Consent of Braude & Co.
23.15  --Consent of Reuveni, Hartuv, Tepper & Co.
23.16  --Consent of Dov Kahana & Co.
23.17  --Consent of Haggai Wallenstein & Co.
23.18  --Consent of Dov Kahana & Co.
23.19  --Consent of Reuveni, Hartuv, Tepper & Co.
23.20  --Consent of Almagor & Co.
23.21  --Consent of Kost, Levary and Forer.
24     --Powers of Attorney.*

- ---------------
* Previously filed.